The participants in the solicitation of proxies are Carl C. Icahn
("Icahn"), High River Limited Partnership ("High River"), Riverdale LLC ("Riverdale"), Barberry Corp. ("Barberry"), Meadow Walk Limited Partnership ("Meadow Walk"), American Real Estate Holdings, L.P. ("AREH"), American Real Estate Partners, L.P. ("AREP"), American Property Investors ("API"), Beckton Corp. ("Beckton"), and Icahn & Co., Inc. ("Icahn & Co."), all of which entities are affiliates of Icahn.

         High River is the direct beneficial owner of 18,020,800 shares ("Shares") of RJR Nabisco Holdings Corp. ("RJR") common stock. Riverdale is the indirect beneficial owner of 18,020,800 Shares. Barberry is the indirect beneficial owner of 1,256,700 Shares. Meadow Walk is the direct beneficial owner 1,256,700 Shares. AREH is the direct beneficial owner of 6,448,200 Shares. Each of AREP, API and Beckton are indirect beneficial owners of 6,448,200 Shares.

         Riverdale, the general partner of High River, is over 99 percent owned by Icahn. Barberry, the sole general partner of Meadow Walk, is wholly owned by Icahn. American Property Investors, the general partner of both AREH and AREP, is wholly owned by Beckton, which is wholly owned by Icahn. As such, Icahn may be deemed to be the indirect beneficial owner of 25,725,700 Shares.

                    REPORT TO HIGH RIVER LIMITED PARTNERSHIP
                     ---------------------------------------
                              THE NABISCO SPINOFF:
                             CIVIL LIABILITY AND THE
                                TOBACCO INDUSTRY
                     ---------------------------------------

                                  APRIL 9, 1999








                                     CONTACT
                                  JAY P. MAYESH

                          STROOCK & STROOCK & LAVAN LLP

                                 80 MAIDEN LANE
                             NEW YORK, NY 10038-4982

                                 (212) 806-5606
                           E-MAIL: JMAYESH@STROOCK.COM

                                TABLE OF CONTENTS

TABLE OF CONTENTS

I.       Executive Summary....................................................2
         A.       THE PURPOSE OF THIS REPORT..................................2
         B.       SUMMARY OF LEGAL THEORIES...................................4
                      1.   Holdings cannot be held liable as a tobacco
                           tortfeasor.........................................5
                      2.   The corporate veil between Reynolds and
                           Holdings cannot be pierced.........................6
                      3.   There was no fraudulent upstreaming of capital
                           from Tobacco to Holdings...........................6
         C.       SUMMARY OF LIABILITY ASSESSMENT AND
                  REVENUE STREAM..............................................8
                      1.   Liabilities........................................8
                               a.   Federal Claims............................9
                               b.   Third-Party Payor Claims.................10
                               c.   Asbestos Claims..........................11
                               d.   Punitive Damages.........................12
                      2.   Revenue Stream....................................12
                      3.   Profits Exceed Potential Liabilities..............13
                               a.   Federal, Third-Party-Payor, and Asbestos
                                    Contribution Claims......................13
                               b.   Individual Claims........................14
         D.       SCOPE OF WORK PERFORMED....................................19

II.      CORPORATE BACKGROUND................................................22
         A.       CORPORATE HISTORY..........................................22
         B.       CORPORATE STRUCTURE: THE RELATIONSHIP
                  BETWEEN HOLDINGS AND SUBSIDIARIES AND
                  THE ABSENCE OF ANY HOLDINGS' TOBACCO
                  RELATED ACTIVITY...........................................23
         C.       THE DOMESTIC TOBACCO BUSINESS..............................24
         D.       THE INTERNATIONAL TOBACCO BUSINESS.........................24
         E.       THE PROPOSED SPINOFF.......................................25

III.     TOBACCO PRODUCT LIABILITY LITIGATION................................27
         A.       KEY ISSUES IN TOBACCO LITIGATION...........................28
                      1.   Warnings And Public Knowledge Of The Health
                           Risks.............................................28
                      2.   Smoking And Disease...............................32
                      3.   Benefits From Cessation...........................33
                      4.   Addiction.........................................34
                      5.   Second Hand Smoke.................................36
                      6.   New Scientific Developments.......................38
         B.       THE HISTORY OF TOBACCO LITIGATION..........................38
                      1.   The Early Lawsuits................................38
                      2.   The Second Generation Lawsuits....................38
                      3.   Recent Document Disclosures.......................42
                      4.   The New Generation of Litigation..................44

IV.      STATE LITIGATION SETTLEMENT.........................................47
         A.       JUNE 20, 1997 PROPOSED GLOBAL SETTLEMENT...................48
         B.       LEGISLATIVE INITIATIVES PRIOR TO
                  NOVEMBER 1998..............................................49
         C.       MASTER SETTLEMENT AGREEMENT (46
                  STATES)....................................................51
         D.       INDIVIDUAL SETTLING STATES.................................53
         E.       TOBACCO FARMERS' TRUST FUND................................54
         F.       ECONOMETRIC VALUATION......................................54
                      1.   Payments to States................................54
                      2.   Potential Adjustments to State Payments...........56

V.       PROPOSED LEGISLATION................................................59
                      1.   California........................................59
                      2.   Maryland..........................................61
                      3.   Mississippi.......................................61
                      4.   New Jersey........................................62
                      5.   New York..........................................62

VI.      ASSESSMENT OF LITIGATION RISKS AND LIABILITIES......................65
         A.       FEDERAL LITIGATION.........................................65
                      1.   Medicare Recovery.................................65

                      2.   Criminal Investigation............................67
                      3.   Econometric Valuation of Potential Liability for
                           Federal Claims....................................67
         B.       THIRD-PARTY PAYOR LITIGATION...............................69
                      1.   The Plaintiffs....................................70
                      2.   Description of the Claims.........................71
                      3.   Remedies..........................................78
                      4.   Class Actions.....................................79
                      5.   Principal Defenses................................79
                               a.   Standing/Remoteness/Proximate Cause......80
                               b.   "Business or Property"...................81
                               c.   Absence of Special Duty..................81
                      6.   Damages...........................................82
                               a.   Plaintiffs' Damages Model and Defendants'
                   Criticism of the Model...................83
                 b. Defendants' Counter-Argument.............84
                 c. The Iron Workers Damages Claim...........85
                                        ------------
                               d.   Statute of Limitations and Tolling for
                                    Fraudulent Concealment...................85
                               e.   "Pass Along" Defense.....................86
                      7.   Iron Workers......................................87
                      8.   Cases on Appeal...................................87
                      9.   Econometric Valuation.............................90
         C.       ASBESTOS LITIGATION........................................91
                      1.   Theories of Liability.............................91
                      2.   Measuring Tobacco's Share of Asbestos Liability...93
                      3.   Estimating the Value of the Tobacco Share of
                           Asbestos Liability................................94
         D.       INTERNATIONAL LITIGATION...................................95
                      1.   Overview..........................................95
                               a.   United Kingdom...........................96
                               b.  Australia.................................97
                               c.  Canada....................................97
                               d.  France....................................98
                               e.  Israel....................................98
                               f.  Marshall Islands..........................99
                               g.  Navajo Nation.............................99

                               h. Venezuela..................................99
                               i. Bolivia...................................100
                               j. Argentina.................................100
                               k. Panama....................................100
                l. Possible Latin American Litigants.........100
                2. Econometric Valuation.............................101
         E.       INDIVIDUAL LAWSUITS........................................101
                      1.   Overview..........................................101
                      2.   Econometric Valuation.............................103
         F.       CLASS ACTIONS..............................................103
         G.       DEMOGRAPHICS OF POTENTIAL PERSONAL
                  INJURY CLAIMS..............................................107
                      1.   Estimate of Universe..............................107
                      2.  Questionable Impact of Recent Verdicts.............109

VII.     ANALYSIS OF REVENUE STREAM:  THE INDUSTRY'S
ABILITY TO DISCHARGE ITS CONTINGENT LIABILITIES..............................112
         A.       INTRODUCTION...............................................112
         B.       PRICE ELASTICITY ESTIMATES AND ISSUES......................113
                      1.   Short-run vs. Long-run............................113
                      2.   Large Price Increases.............................114
                      3.   Tobacco Education and Cessation Programs..........114
         C.       A SIMPLE MODEL OF PRICES, REVENUES AND
                  PROFITS....................................................115
                      1.   Quantities........................................115
                      2.   Marginal Revenues.................................116
                      3.   Profits...........................................116
         D.       AGGRESSIVE PRICING STRATEGY................................118
                      1.   Quantities........................................118
                      2.   Marginal Revenues.................................118
                      3.   Profitability.....................................118
         E.       PROFITS EXCEED POTENTIAL LIABILITIES.......................120
                      1.   Federal, Third-Party Payor, and Asbestos
                            Contribution Claims..............................120
                      2.   Individual Claims.................................120

VIII.    OVERVIEW OF THE LAW OF FRAUDULENT TRANSFERS.........................122
         A.       SECURING AN INJUNCTION.....................................122
                      1.   Overview--Insolvency As the Key Issue.............122
                      2.   Irreparable Harm..................................124
         B.       UPSTREAMED CAPITAL.........................................125
         C.       FRAUDULENT TRANSFER LAW....................................126
                      1.   Background........................................126
                      2.   Constructive Fraudulent Transfer..................126
                      3.   Actual Fraudulent Transfer........................131
         D.       EXTINGUISHMENT OF CLAIMS/STATUTE OF
                  LIMITATIONS................................................135

IX.      DIRECT PARENT COMPANY LIABILITY.....................................138
         A.       LIMITED LIABILITY CONCEPT..................................138
         B.       DIRECT LIABILITY OF HOLDINGS...............................138
         C.       PIERCING THE CORPORATE VEIL DOCTRINE.......................139
                      1.   Three Prong Test for Piercing the Corporate Veil..140
                      2.   Application of the Corporate Veil Doctrine........144

X.       POLITICAL CONSIDERATIONS............................................150

XI.      CONCLUSIONS.........................................................153

                               EXECUTIVE SUMMARY

I.       EXECUTIVE SUMMARY

A.       THE PURPOSE OF THIS REPORT

         This report analyzes the possibility that creditors of R.J. Reynolds Tobacco Company ("Reynolds"), a wholly-owned subsidiary of RJR Nabisco,
Inc. ("RJR Nabisco")--which in turn is wholly owned by the RJR Nabisco Holdings Corp. ("Holdings")--could enjoin Holdings from spinning off
Nabisco Holdings Corp. ("Nabisco"). As part of that analysis, we examine a closely related issue, whether claimants seeking recovery for tobacco-related damages could impose upon Holdings the tobacco liabilities of Reynolds.
Such actual or potential claimants are referred to collectively as "Tobacco Plaintiffs."

         On February 15, 1996, Holdings' shareholders adopted a resolution requesting that the Board of Directors immediately spin off Nabisco. Over three years have passed, and the Board has failed to effect the spinoff. The incumbent directors and Chief Executive Officer, Steven Goldstone, have asserted that they are committed to the Nabisco spinoff. However, they also have claimed that they cannot undertake the spinoff in the near future because of the possibility that the Tobacco Plaintiffs may seek to enjoin the transaction as a fraudulent transfer. 1

         Based upon a review of publicly available information and applicable legal standards, we conclude that the proposed spinoff would not constitute a fraudulent conveyance or transfer and would not be enjoined.

--------
1 Paul M. Sherer, "Icahn Plans Fight to Spin Off Nabisco," Wall Street Journal (March 12, 1999).

              Corporate Organization of RJR Nabisco Holdings Corp.

                                   RJR Nabisco
                                 Holdings Corp.
                                (holding company
                                   "Holdings"
                                        |
                                        |
                                      100%
                                        |
                                        |
                                RJR Nabisco, Inc.
                                (holding company)
                                  "RJR Nabisco"
                                        |
                                        |
                                      100%
                                        |
                                        |
         -------------------------------|------------------------------
         |                              |                              |
         |                              |                              |
        100%                           100%                          80.5%
         |                              |                              |
         |                              |                              |
    R.J.Reynolds               R.J. Reynolds Tobacco                Nabisco
     Tobacco Co.                   International                  Holdings Corp.
     (domestic                (international tobacco)              (packaged
      tobacco)                       "Reynolds                       foods)
      "Reynolds"                   International"                   "Nabisco"

B.       SUMMARY OF LEGAL THEORIES

         We believe that the Tobacco Plaintiffs would not be able to enjoin the proposed Nabisco spinoff. To secure a preliminary injunction against the spinoff the Tobacco Plaintiffs must prove two things: (1) that irreparable harm will result if the injunction is not issued, and (2) a fraudulent conveyance claim is likely to succeed on the merits. The legal standard for granting an injunction imposes a very heavy burden on the Tobacco Plaintiffs; mere allegations will not suffice. See, e.g., Jayalgi v. Scappin, 66 F.3d 36, 38 (2d Cir. 1995) ("the harm must be imminent or certain, not merely speculative").2

         First, to establish "irreparable harm," a court would require the Tobacco Plaintiffs to prove that Holdings is insolvent or, that as a result of the Nabisco spinoff, it would be rendered insolvent.3 There is no proof that Holdings is insolvent absent its Nabisco assets; it still owns Reynolds and Reynolds International, the latter having just commanded an approximately $8 billion sale price. The present value of contingent tobacco liabilities does not exceed the value of these assets. Nor is there evidence that Reynolds will be unable to discharge its tort liabilities as they may become due. Therefore, the irreparable harm requirement alone should pose an insurmountable hurdle to the Tobacco Plaintiffs ever securing an injunction. See pp. 124-125, infra.

         Second, the Tobacco Plaintiffs should fail to prove a "likelihood of success on the merits" of the claim that the spinoff constitutes a fraudulent conveyance. Based upon the publicly available documents reviewed, the applicable legal standards, and subject to the assumptions and qualifications discussed in this Report, we believe that an effort by the Tobacco Plaintiffs to
--------
2 Not only is the legal burden heavy, but there is also the enormous financial burden requiring that a Tobacco Plaintiff post an injunction bond commensurate with the financial magnitude of the spinoff-- approximately $9 billion.
3 Since the Nabisco stock is actually held by RJR. Nabisco, the intermediate holding company, the analysis and conclusions contained in this Report pertain to RJR Nabisco as well.

enjoin the proposed spinoff should fail because they will be unable to establish that:

         - Holdings and/or RJR Nabisco are liable as a tobacco tortfeasor for tobacco-related claims;

         - the corporate veil between Reynolds and Holdings should be pierced; and

         - capital historically upstreamed from Reynolds through RJR Nabisco to Holdings constitutes a fraudulent transfer.


         1.       Holdings cannot be held liable as a tobacco tortfeasor

         The Tobacco Plaintiffs could seek to enjoin the proposed spinoff by alleging that Holdings itself is directly liable as a tobacco tortfeasor and would be incapable of satisfying its tobacco products liabilities without the Nabisco assets.

         To prove that Holdings itself is a tobacco tortfeasor and enjoin the spinoff, a plaintiff would have to satisfy two requirements. First, it must prove that Holdings was actively engaged in some activity giving rise to direct, tobacco-related liabilities. For example, this would require proof that Holdings itself manufactured cigarettes or that it colluded in suppressing the development of a safer cigarette or concealed the addictiveness of nicotine or was itself directly guilty of any of the other allegations made against Reynolds. Second, the plaintiff would need to establish the value of Holdings' present-day tobacco liabilities and conclude that the company was incapable of satisfying these liabilities absent its Nabisco assets.

         Recovery under this theory is highly unlikely. There is no proof that Holdings was ever anything more than a holding company, much less actively participated in alleged conspiracies or tobacco product development. Several complaints have made conclusory allegations of Holdings' direct liability, but, when challenged, the Tobacco Plaintiffs have consistently failed to come forward with evidence supporting those assertions. See pp. 138-139, infra.

Given the inability of the Tobacco Plaintiffs thus far to meet this threshold requirement in any litigation, it is unlikely that a court would need to address the second stage question and calculate the present value of tobacco liabilities or Holdings' solvency.4


         2. The corporate veil between Reynolds and Holdings cannot be pierced

         Although Holdings and RJR Nabisco exercise typical, parent- subsidiary control of Reynolds, it appears that the respective companies maintain all corporate formalities. Holdings and RJR Nabisco do not dominate Reynolds to the extent necessary for a court to conclude that Reynolds' or RJR Nabisco's "corporate veil" should be pierced such that RJR Nabisco or Holdings could be held liable for Reynolds' liabilities. Once again, the Tobacco Plaintiffs have pleaded these theories for years but have never produced any proof. And, as in the case of theory (1), a court would not reach the second stage question of Holdings' solvency.

         3. There was no fraudulent upstreaming of capital from Tobacco to Holdings

         In the absence of recovering under either of the more encompassing theories (1) or (2), the Tobacco Plaintiffs may resort to a claim that the only feasible challenge to the spinoff arises on the basis that Holdings is liable to return capital previously upstreamed by Reynolds at a time when Reynolds itself was insolvent.


--------
4 This question would become relevant in an attempt by a non-Tobacco Plaintiff that is a creditor of RJR Nabisco or Holdings to enjoin the proposed spinoff on fraudulent transfer grounds; the argument would be that the spinoff would result in the value of their respective assets being less than the value of their respective liabilities, as determined in accordance with the applicable law. We do not believe that such an attempt would succeed for the reasons set forth below at pp. 130-131, infra.

         Under this theory, the threshold question would turn on the solvency of Reynolds as of each of the various dates when capital had been upstreamed through RJR Nabisco to Holdings. For instance, a court would inquire into the solvency of Reynolds as of a date on which it paid a dividend. Accordingly, the court still would not have to place a present-day value on tobacco liabilities, but would, instead, have to consider only the value of tobacco liabilities at one or more earlier points in time. From Holdings' perspective, its maximum exposure probably would be limited to the amount of capital upstreamed by Reynolds at such times as Reynolds may be shown to have been insolvent. This level of exposure is significantly less than if Holdings could be held directly liable as a tobacco tortfeasor under theory (1) or (2).

         There is no evidence that Reynolds has ever been insolvent. Based on the current value of its assets, the data set forth below show that Reynolds and the industry in general is currently solvent and capable of meeting smoking-related liabilities. No evidence that we have seen suggests that the industry was insolvent in the past, when those liabilities were far less pressing. In short, if the tobacco industry today can meet its actual and contingent, tort liabilities, then there is no reason to conclude that Reynolds ever experienced an historical insolvency.5

         For example, Reynolds' and Reynolds International's combined EBITDA has historically been about $2.3 billion annually. Our estimate of the amounts upstreamed in the most recent five year period from 1994-98 is approximately $9 billion, meaning Reynolds and Reynolds International upstreamed a billion dollars less than its cash from operations.6 This cushion
--------
5 Throughout this report, we have assumed Reynolds to have its approximately 25% market share of industry revenues and tort liabilities.
6        There  has  been no  public  disclosure  as to how  much  Reynolds  has upstreamed to Holdings. However, based upon publicly available information and industry analyst reports, we estimate that Reynolds has historically upstreamed between $1.3 billion and $1.4 billion annually to Holdings. Further, according to our analysis of publicly available documents, there appears to be a special restructuring charge or dividend charged to Reynolds in 1994 of approximately $2 billion.
         See Gary Black,
poses a considerable barrier to any allegation that Reynolds and Reynolds International, which, during the period, never failed to meet any financial obligations nor suffered a tobacco judgment, was in fact insolvent.

We next turn to the valuation of Reynolds' and the tobacco industry's current contingent tobacco litigation liabilities, as well as the revenue stream available to meet those liabilities.




C.       SUMMARY OF LIABILITY ASSESSMENT AND
         REVENUE STREAM

         As explained above, for the Tobacco Plaintiffs to obtain an injunction, they must prove both that the spinoff is a fraudulent transfer and that they will be irreparably harmed if it is not enjoined. To do so, they must prove that the tobacco litigation contingent liabilities exceed Reynolds' ability to discharge them. Both proofs are required: fraudulent transfer and irreparable harm. If Reynolds' liabilities do not exceed its ability to pay, then the Nabisco spinoff is not a fraudulent transfer because it will not render Holdings insolvent. By the same token, if Reynolds is solvent, then the Tobacco Plaintiffs will not be irreparably harmed by the spinoff.

         As demonstrated below, the data does not support a conclusion that Reynolds was historically, or is presently, insolvent by reason of tobacco liabilities.

1.       Liabilities

         The tobacco industry recently settled all state Medicaid claims for approximately $247 billion payable over the next 25 years, subject to inflation, volume of sales, and other adjustments which are likely to change that number

------------------
"RJR: Russia's Problems Don't Change Odds of Spinoff--The Coming Proxy Fight," Sanford Bernstein report dated September 30, 1998.

over time.7 To cover the costs of this settlement, the tobacco companies have raised their prices by 45 cents per pack which will fully fund the settlement. Using this settlement as a model, we extrapolated from its terms and assumptions to estimate a value for other potential liabilities.8 Below, we assess three principal categories of these liabilities--federal, third-party health payors, and asbestos contribution claims--none of which enjoys nearly the legal strengths of the state Medicaid claim. Due to the severe legal impediments to these claims, we believe that a reasonable value of these liabilities is zero and that a plausible upper-end estimate is $165 billion payable over 25 years.

         Claims of individuals for bodily injury resulting from smoking are addressed separately in this analysis.

                  a.       Federal Claims

         In his recent State of the Union address, the President announced his intention to seek recovery from the tobacco industry for all smoking-related health care costs borne by the federal government.

         The Department of Justice ("DOJ") faces three significant obstacles to recovering more than a minute fraction of the sums to which the President referred. First, the Supreme Court has expressly held that the federal government, unlike the states, cannot invoke any broad common law principles to bring lawsuits to protect the general public. Second, the one statute the DOJ could rely upon--the Medical Care Recovery Act--gives the government the right to recover treatment costs only for federal employees, soldiers, and sailors--a comparative sliver of total federal healthcare expenditures. Third, the government could bring a subrogation action in which it would seek to recover the health costs sustained by those for whom it has provided coverage.

This subrogation strategy would encounter a number of problems. For example, the long-standing federal subsidization of tobacco farmers and low-cost, state tax exempt placement of tobacco products in military bases worldwide leaves the government with "unclean hands"--a bar to recovery under subrogation law. Subrogation claims would also be subject to a number of defenses available against individual plaintiffs, such as comparative
--------
7 All valuations of liability in this report are in 1998 dollars unless otherwise stated.
8 We include an assessment of international litigation in the report, but, in light of the proposed sale of Reynolds International, we do not feel that the valuation of international liabilities is material to our analysis.

negligence and causation, which would make subrogation an unwieldy device. Moreover, numerous studies from the Surgeon General and federally mandated public health warnings undercut any potential federal claim of ignorance as to the dangers a Medicare action would allege. See, pp. 65-67, infra.

         Since federal litigation seeking reimbursement for federal healthcare spending faces considerably higher hurdles than the state Medicaid suits, there is a strong possibility that the federal recovery will be zero. However, to develop a defensible high-end estimate of federal claims, we use a "recovery ratio" of 74% (i.e. the mid-point between the 63% and 81% of annual Medicaid costs that the states appear to have recovered) for federal programs with a cause of action under the Medical Care Recovery Act. Applying that ratio to the estimated $6 billion to $7.8 billion that the federal government spends annually in such programs yields a high-end value range of between $4.4 billion and $5.8 billion annually, or between $110 billion and $145 billion payable over 25 years.

                  b.       Third-Party Payor Claims

         Lawsuits have been brought by third-party healthcare payors (insurers), who claim that tobacco-related illnesses have caused them to incur higher healthcare costs. The allegations of these complaints largely follow the allegations of many of the state Medicaid complaints and have been encouraged by, among other things, the settlement with Minnesota Blue Cross in a case that had been a companion case to the State of Minnesota's Medicaid case.9


--------
9 Blue Cross received $469 million of the $6.1 billion Minnesota state settlement.

         In January 1999, one district court assessed the "[b]enefit plans' efforts to recover damages from the tobacco industry in federal court ... as a resounding failure." Regence Blueshield et al. v. Philip Morris, Inc., et al., No. C98-559R, slip op. at 5 (W.D. Wash. Jan. 6, 1999). More than half of the complaints in these cases have been dismissed in their entirety on motions to dismiss and the one appellate decision sustained dismissal. In the one case that has gone all the way to trial, the jury returned a verdict in favor of the defendants on all claims. See, pp. 69-70, infra.

         Given the many legal problems of third-party payor recovery, as reflected in the litigation history, a reasonable valuation of these claims is zero. Blue Cross of Minnesota received an immeasurable benefit by being brought forward with the strong state Medicaid claim. See, pp. 90-91, infra. Due to the Master Settlement Agreement with the states, no other third party insurer claim can benefit by being part of a stronger state claim. Tobacco companies are unlikely to settle given the inherent weaknesses of these cases and the number which have been dismissed. However, it is possible that in a given trial, one or more of these cases could produce a plaintiffs' verdict. Therefore, we assume $15 billion as an upper-end estimate.

                  c.       Asbestos Claims

         A number of asbestos and tobacco health studies have found a synergistic link between cigarette smoking, asbestos exposure, and lung cancer. Based on this scientific evidence, asbestos health claimants have unsuccessfully attempted to sue tobacco companies for tobacco's role in causing and aggravating the claimants' asbestos related ailments.

         In addition to its own defenses, the tobacco industry can dispute the asserted contribution levels, and can also argue that asbestos defendants have not had to pay for tobacco-related injuries since the asbestos defendants have won many cases brought by cancer claimants based on the defense that the cancer was caused by tobacco rather than asbestos. In many other cases, awards have been lowered based on apportioning risk attributable to smoking. Settling plaintiffs with a long history of tobacco use have generally accepted significantly less than those with less history of tobacco use. Therefore, the share attributable to smoking was discounted before awards were made by asbestos companies. See, pp. 91-94, infra.

         If the asbestos suits against the tobacco companies continue to fail, the tobacco share of asbestos liability will remain at zero. However, if these suits are successful, and tobacco companies become liable for some portion of asbestos related lung cancers, the liability for past and future claims could be as high as $5.1 billion. About $1.7 billion of this is for about 20,000 current and past lung cancer claims, and $3.4 billion is for approximately 40,000 expected future lung cancer claims. This high estimate is measured in constant 1998 dollars and assumes that tobacco liability for asbestos related lung cancer is split evenly with the asbestos industry and the average lung cancer claim is valued at an average of $400,000 (consistent with current claims).

                  d.       Punitive Damages

         The state Medicaid settlement, which served as our model in estimating liability, also settled all outstanding punitive damages claims asserted in the states' complaints; therefore our valuations theoretically include the cost of punitive damages attendant to all claims save those brought by individuals. The punitive damage claims of individual smokers are addressed separately below.

         2.       Revenue Stream

         After an examination of the existing literature on tobacco price elasticities, and consultations with experts, we believe that the tobacco industry will be able to cover the costs of its current and potential liabilities. Industry profits over the next 25 years (after payment of the state Medicaid settlements) are estimated to be $268.5 billion. Price impacts of the Medicaid settlement are assumed to be $0.44 per pack in year one, followed by increases to $0.46 in year two, $0.51 in year three, and continued increases thereafter to offset the effect on revenues of the declines in quantity. See, pp. 115-117, infra. Key assumptions include a standard price elasticity beginning at -0.25 and rising to -0.45, a secular decline rate of 0.6 percent,10 and a constant profit per pack of cigarettes of $0.32. The quantity of cigarettes sold
--------
10 Secular declines are reductions in demand unrelated to price.

by the tobacco industry is estimated to decline by roughly one-third, from 24.2 billion packs in 1997 to 17.3 billion packs by 2025.

         A more aggressive price strategy, which the tobacco industry would be likely to follow should any of these potential liabilities occur, would increase profits to a greater extent, creating total profits (after payment of the state settlements) of $428.1 billion. This aggressive pricing strategy assumes that the industry maximizes profits at $4.33 per pack (inclusive of taxes) in 2000.11 Assuming that the long term price elasticity for this kind of dramatic increase would be -0.65 (phased in over 3 years), the long term aggressively priced quantity would be 12.6 billion packs of cigarettes per year. Because the basic model we have used assumes a secular decline in consumption of 0.6 percent per year, the after tax price per pack (in 1998 dollars) would need to fall over time to $3.95 in order to maintain the profit maximizing quantity. See, pp. 118-119, infra.

         3.       Profits Exceed Potential Liabilities

                  a.       Federal, Third-Party Payor, and Asbestos
                           Contribution Claims

         Based upon the work we have done, the tobacco industry's liabilities with respect to these three categories of claims may reasonably be valued at zero. If, on the other hand, the legal impediments facing these claims are all resolved against the industry, we also provide an upper-end estimate of the value of these contingent liabilities. Our upper-end estimate ranges from $130 billion to $165 billion over 25 years. According to current assumptions about pricing and quantity, profits (after paying state Medicaid settlement costs) would be approximately $268.5 billion. A more aggressive pricing strategy would yield total profits of $428.1 billion after payment of the state settlements and taking into account significant declines in consumption that could occur as a result of raising prices aggressively.


--------
11 Prices in European markets are at comparable levels. In France, for example, a pack of cigarettes costs almost $4, and in the United Kingdom over $6.

         According to our reasonable (zero) valuation of these claims categories, the industry should enjoy roughly $268.5 billion in profit. Even if liabilities reached our upper-end estimate of $165 billion; the current pricing strategy would still produce over $100 billion in profit; if the industry adopted a more aggressive strategy in response to these liabilities (the most likely response), profits would be approximately $263 billion. In short, the current price strategy alone should be sufficient to meet the expenses of even our upper-end estimates whereas aggressive pricing would yield two and one-half times as much net profit.


Table I-1 Estimated Profits Assuming Upper End Liability Estimates



                              Profit in           Profits with
                              Base Case        Aggressive Pricing

                                268.5                 428.1

Upper End                      -165.1                -165.1
Liability12

Profits  Remaining13           $103.4                $263.0


b.       Individual Claims

         Personal injury claims have regularly been brought against the industry for smoking-related disease experienced by individual plaintiffs and their families. No individual personal injury cases have resulted in a final, unappealable verdict providing an award to an individual or his/her estate. After four decades of litigation and internal industry disclosures, only six verdicts have come down against a tobacco company. Four have been overturned. The remaining two verdicts (both against Philip Morris) occurred within the last two months and are notable for the size of punitive damages awarded by the jury,
--------
12 Estimated upper end liability for federal, third party and asbestos contribution claims.
13 Profits available if all estimated upper end liability occurs and is paid.

approximately $50 million in San Francisco (recently reduced to $25 million by the trial court) and $80 million in Oregon. Both are being appealed. Despite the publicity surrounding these verdicts, we believe that it is likely that both will ultimately be overturned. No appellate court has ever sustained a verdict against the tobacco industry, much less one for punitive damages. Indeed, Raymond Thomas, an attorney for the Oregon plaintiff, admitted on national television the morning after the verdict that he could not predict whether the verdict would survive appeal.14

         Individual claims must still overcome high cost barriers before ever reaching a jury, let alone securing a sustained verdict. It is notoriously expensive for plaintiffs' lawyers to meet the expenses attendant to bringing a tobacco case to trial, particularly in light of their uncertain results. Efforts to get these individual claims certified as class actions and thereby spread the litigation costs over a greater number of plaintiffs have failed. We believe that these efforts will continue to founder, forcing plaintiffs to proceed with their claims individually.

         Due to the tobacco litigation atmosphere, which, unlike so many other mass tort arenas, is not settlement-driven, relatively few smoking claims are ever filed. Fewer still get to trial. The capacity of the courts' dockets imposes a limit on the number of cases that can actually be heard, creating a natural bottleneck on the number of cases that reach a jury in any one year. The total number of all product liability and toxic substance cases which are actually tried each year in all state and federal courts combined is estimated at under 1,500 cases. The handful of tobacco personal injury cases that have reached the verdict stage have generally resulted in no award to the plaintiff. Juries have repeatedly rebuffed damage claims by smokers who could not be unaware of the dangers of the activity in which they engaged.

         Nevertheless, plaintiffs' chances are improving. We believe that we are at a critical juncture in the course of tobacco litigation. Previously, individual cases could have been valued as worthless because no judgment against the tobacco industry had ever been sustained. While that is still technically true, these verdicts may indicate a turn in the tide.

         While no one can predict with accuracy, let alone the reasonable degree of scientific certainty required by the law, what future verdicts will be, we do know that, based upon the above pricing models, the industry should have over $200 billion to meet any resulting liabilities. Under any set of reasonable assumptions, this sum should be sufficient to discharge the contingent liabilities against the tobacco industry as they may mature.
--------
14       "The Today Show," March 31, 1999.

[BAR CHART]

Column 1 shows Profits -- Aggressive Pricing Column 2 shows $263 billion available for personal injury claims or for other purposes after deducting the $165.1 billion Upper End Potential Liability Estimate for Federal, Third Party & Contribution Claims


[BAR CHART]

Column 1 shows Profits -- Current Pricing Column 2 shows $103.4 billion available for personal injury claims or for other purposes after deducting the $165.1 billion Upper End Potential Liability Estimate for Federal, Third Party & Contribution Claims

                         CONCLUSION OF EXECUTIVE SUMMARY

         In order to grant an injunction, a plaintiff would have to demonstrate to a judge that there would be "irreparable harm" to the plaintiff if Nabisco were spun off. In other words, the plaintiff would have to prove that Holdings would be rendered insolvent. We conclude in this report that even if over the next 25 years the claims brought by the federal government, third-party health care payors and the asbestos companies succeed at the high end of our estimates, there would still be over $200 billion in profit to satisfy individual claims. Thus, we believe that no reasonable case can be made for insolvency and, therefore, the "irreparable harm" allegation fails. But even if the Tobacco Plaintiffs could convince a court that Reynolds is today insolvent by reason of tobacco liabilities, they must still prove a fraudulent conveyance. Spinning off Nabisco would not constitute a fraudulent conveyance because (1) Holdings is not liable as a tobacco tortfeasor for tobacco-related claims; (2) there is no basis to pierce the corporate veil between Reynolds and Holdings; and (3) Reynolds was not insolvent in the past when it upstreamed capital. Based upon this analysis, we conclude that an injunction would not be granted.

D.       SCOPE OF WORK PERFORMED

         In preparing this report, Stroock has reviewed the following materials: representative pleadings and judicial opinions with respect to different varieties of tobacco-related lawsuits; selected state Medicaid complaints and settlements of all such claims; a large volume of medical and scientific literature concerning tobacco and health effects of tobacco; securities analyst reports prepared by Sanford Bernstein, Morgan Stanley, and others; reports and other filings submitted to the Securities and Exchange Commission by Holdings; certain Congressional testimony and hearing reports concerning tobacco; relevant Internet sites, including pro-plaintiff sites that publish internal tobacco company documents; valuation models and studies produced by various experts and government entities; certain financial and corporate analyses of liabilities made by experts with whom we have consulted; and newspaper articles and other secondary materials pertaining to tobacco-related lawsuits, including lawsuits brought by or in foreign countries.

         Stroock's analysis of these materials drew on its experience and expertise in the areas of mass torts, product liability, antitrust and RICO, corporate and fraudulent transfer law. We conducted significant supplemental legal research in these areas specifically for this report.

         We had access only to documents produced in discovery by the tobacco industry that were posted on the Internet by plaintiffs' attorneys, and we have not had access to all of the documents introduced in the cases reviewed. Stroock has never had access to Reynolds' internal files or those of its parents, RJR Nabisco and Holdings; or interviewed any Reynolds or parent company personnel or their counsel. Nevertheless, we take comfort in the assumption that the most damaging information (smoking guns) has been released to the public.

         We did not examine the loan agreements, indentures, and other debt instruments of RJR Nabisco to see if the proposed spinoff would violate any covenants in those agreements.15 Stroock has also been unable to review pending complaints and supporting documents in cases brought in international venues, and we have made no review of foreign law. Finally, we have not examined state corporate statutes governing the declaration and payment of dividends.

         Stroock's understanding of the financial position and results of operations of Reynolds and Holdings is based entirely upon financial information publicly disclosed by Holdings in its periodic filings with the SEC. The Company's last Form 10-K was for the year ended December 31, 1998, and Forms 10-Q are only available for the first three quarters of 1997. For purposes of this report, Stroock has assumed the accuracy of these disclosures, and has not made or relied upon any independent analysis of the financial position or results of operations of Reynolds or Holdings.


--------
15 Under the fraudulent transfer theory, a plaintiff could also attempt to impose liabilities on RJR Nabisco and/or Holdings. Any creditor of RJR Nabisco, not just a tobacco creditor, therefore would also have standing to assert a fraudulent transfer claim if the spinoff left that entity incapable of satisfying its debt obligations.

                                   CORPORATE
                                   BACKGROUND

II.      CORPORATE BACKGROUND


A.       CORPORATE HISTORY

         The origins of Holdings trace back to the formation of the tobacco business in 1875. Diversification into other business lines first occurred in the 1960s. In 1970, R.J. Reynolds Industries, Inc. ("Industries") was formed as a holding company for the stock of Reynolds and other subsidiaries since sold.

         On September 10, 1985, Industries acquired Nabisco by a merger transaction with one of Industries' wholly owned subsidiaries. Following that acquisition, Nabisco and Reynolds were two of a number of wholly owned subsidiaries of Industries. The tobacco and food operations were at that time, and have always been, maintained as separate corporate entities. In April 1986, the name of the holding company was changed to RJR Nabisco, Inc. ( "RJR Nabisco").

         In 1989, Kohlberg Kravis Roberts & Co., L.P. ("KKR") acquired RJR Nabisco and organized Holdings. "As a result of the Acquisition, RJR Nabisco became an indirect, wholly owned subsidiary of Holdings. After a series of holding company mergers completed on December 27, 1992, RJR Nabisco became a direct, wholly owned subsidiary of Holdings." See Holdings 1995 - 10-K, Item 1.

         In January 1995, Nabisco Holdings, the holding company through which Nabisco operates, completed an initial public offering of 19.5% of the equity interest in it by sale of 100% of its Class A common stock. RJR Nabisco continues to hold the remaining 80.5% equity interest in Nabisco Holdings through its ownership of 100% of the Class B common stock. Significantly, Nabisco and Reynolds continue to operate as separate wholly owned subsidiaries of Holdings.

                    B. CORPORATE STRUCTURE: THE RELATIONSHIP
                      BETWEEN HOLDINGS AND SUBSIDIARIES AND
                      THE ABSENCE OF ANY HOLDINGS' TOBACCO
                                RELATED ACTIVITY

         According to affidavits submitted by Holdings' management, the truth and accuracy of which are assumed, Holdings has always been strictly a "holding company," and Holdings exists as a "separate and distinct corporation, and maintains a separate corporate existence from" Reynolds. 16 Indeed, Holdings has "never manufactured, designed, advertised, marketed, packaged, sold, distributed, or placed into the stream of commerce any products, including tobacco products." As discussed later in this report, we have not located any evidence offered by Tobacco Plaintiffs to refute these sworn statements by Holdings management.

         Among other things, the Tobacco Plaintiffs have failed to offer any proof that Holdings and its subsidiaries have failed to properly observe corporate formalities, including, but not limited to, maintaining separate books and records, holding separate corporate meetings, and properly accounting for intra-corporate transactions. Although, since we are not Company counsel, we have no way of independently verifying this, in the case of Holdings, it would be most unusual for a large corporation such as Holdings--advised by well-respected law firms, investment bankers, and accounting firms--to ignore proper corporate form.

         Finally, the Tobacco Plaintiffs have neither alleged nor submitted any evidence to suggest that either Holdings or RJR Nabisco have depleted or stripped assets from Reynolds. To the contrary, the record confirms that Holdings has maintained Reynolds as a fully-operational, separate corporation. Absent evidence that Holdings has exercised wrongful and excessive control over Reynolds, by, for example, using Reynolds' assets for its own purposes, it would be very difficult for a Tobacco Plaintiff to pierce the corporate veil, or
--------
16 These statements are contained in affidavits of Holdings' Assistant Secretary Suzanne P. Jenny that were filed in numerous lawsuits.

convince a court to treat Reynolds as a mere "alter ego" or "instrumentality" of Holdings.

C.       THE DOMESTIC TOBACCO BUSINESS

         The domestic tobacco business is conducted by Reynolds, which is the second largest cigarette manufacturer in the United States. Reynolds' largest selling brands include Doral, Winston, Camel, Salem, and Vantage. Other cigarette brands include Monarch, More, Now, Century, Sterling, and Magna.

         Reynolds had an overall share of domestic retail consumer cigarette sales during 1997 of 25.4%.17

D.       THE INTERNATIONAL TOBACCO BUSINESS

         R.J. Reynolds International ("Reynolds International") operates in over 170 markets around the world, and is aggressively pursuing development opportunities throughout the world.18 Although Reynolds International is the second largest of two international cigarette producers that have significant positions in the American-blend segment, its share of sales in this segment is approximately one-fourth of the share of Philip Morris International, Inc., the largest American blend producer.19

         Unlike the United States market, the overseas market for tobacco products has continued to grow: "Cigarette production during the past two decades has increased an average of 2.2 percent each year, outpacing the annual world population growth of 1.7 percent. Because of growing cigarette
--------
17       Holdings'  1997  Form  10-K  filed  with the  Securities  and  Exchange
         Commission.
18 Holdings' 1997 Form 10-K filed with the Securities and Exchange Commission, International Tobacco Operations.
19 Holdings' 1997 Form 10-K filed with the Securities and Exchange Commission, International Tobacco Operations.

consumption in developing nations, worldwide cigarette production is projected to escalate by 2.9 percent a year in the 1990s."20

         On March 9, 1999, Holdings announced the sale of its stock in Reynolds International to Japan Tobacco, Inc. ("Japan Tobacco") for $7.8 billion in cash and the assumption of $200 million in debt.21 According to the terms of the sale, Japan Tobacco is assuming all potential Reynolds International potential tobacco and other liabilities.22

E.       THE PROPOSED SPINOFF

         In February 1996, a non-binding shareholder proposal to spin off the remaining 80.5% share of Nabisco common stock was approved by holders of a majority of Holdings' common stock. The current Board has declined to implement the spinoff and the High River Limited Partnership ("HRLP") now wishes to elect a Board committed to the spinoff.

         We understand it to be HRLP's position that the proposed spinoff would accomplish a number of important business objectives:

         - Both Reynolds and Nabisco would benefit from a sharper strategic focus;

         - Both Reynolds and Nabisco would eliminate an expensive and unnecessary holding company headquarters and management;

         - Nabisco, without the "taint" of tobacco tort liabilities, would find it easier to attract and motivate key employees;

         - Nabisco products would also be freed from perennial threats of boycotts of its products due to its affiliation with Reynolds.

--------
20 C. Bartecchi, et al., "The Global Tobacco Epidemic," Scientific American 44 (May 1995).
21 Associated Press, "RJR To Spin Off Tobacco Interests," (March 9, 1999). 22 Nat'l Post C12 (March 11, 1999).

                                TOBACCO PRODUCT
                              LIABILITY LITIGATION

III.     TOBACCO PRODUCT LIABILITY
         LITIGATION

         Notwithstanding some recent setbacks and changes in the political environment, the tobacco industry has enjoyed considerable success in the last 40 years in defeating efforts to impose liability on tobacco companies for tobacco-related illnesses. Indeed, for virtually all of its history, the tobacco industry could boast that it had never paid a single penny to any plaintiff claiming that cigarettes were dangerous. While the Tobacco Plaintiffs have repeatedly modified their theories of liability to overcome the industry's judicial successes, the industry has thus far been able to avoid any devastating or near-devastating losses. Recently, the most significant threat posed to the industry -- namely, lawsuits brought by the several states for recovery of Medicaid-related expenses -- has been resolved, on terms which are not unfavorable to the industry. Moreover, on March 18, 1999, a jury in Ohio returned a defense verdict in the closely-watched Iron Workers case, possibly hearkening the end of yet another genre of tobacco litigation.

         For 40 years, the tobacco industry has argued that cigarette smokers have been aware of the risks and purported dangers associated with smoking, and that, accordingly, the tobacco companies should not be held liable for any injuries resulting from such activity. Further, tobacco companies have argued that the causal link between cigarettes and any individual's illness is difficult, if not impossible, to prove. These defenses -- though coming under strong attack in recent years because of the release of previously confidential documents concerning addiction and advertising directed at teenagers -- have been largely successful through the years. There is little reason to believe that they will not continue to prevail in most of the claims brought against tobacco companies.

A.       KEY ISSUES IN TOBACCO LITIGATION

         1.       Warnings And Public Knowledge Of The Health Risks

         Reports that cigarette smoking is potentially dangerous to one's health have been in existence for nearly 50 years. In the early 1950's, medical journals such as the Journal of the American Medical Association began to publish articles linking smoking to lung cancer.23 In December 1952, Reader's Digest, a popular magazine with the largest circulation of any journal in the United States, began a series of articles that pointedly highlighted the risk of smoking; the first article of the series was entitled "Cancer by the Carton."24 This series of articles had a substantial effect on cigarette consumption. "In 1953 and 1954, for the first time in the twentieth century, adult per capita cigarette consumption fell two years in a row."25

         Other warnings to the public followed. In 1964, the United States Surgeon General issued a report entitled "Smoking and Health," which stated as its principal findings that:

                           Cigarette  smoking is causally related to lung cancer
                  in men; the magnitude of the effect of cigarette smoking far outweighs all other factors. The data for women, though less extensive, point in the same direction.


--------
23 See, e.g., E. Wynder & E. Graham, "Tobacco Smoking as a Possible Etiologic Factor in Bronchiogenic Carcinoma: A Study of Six
         Hundred and Eighty-Four Proved Cases," 143 J. Am. Med. Assn. 239
         (1950); R. Doll & B. Hill, "A Study of the Etiology of Carcinoma of
         the Lung," 2 British Med. J. 1271 (1952).
24       Norr, "Cancer by the Carton," Reader's Digest (Dec. 7, 1952).
25       Smoking Policy.  "Law, Politics, and Culture," 4 at 112 (R. Rabin & S.
         Sugarman,   eds.,  1993)  (hereafter  "Smoking  Policy")  (citing  data collected by the  Department  of Health and Human  Services and Channel
         4).

                                   *   *   *

                    Cigarette smoking is the most important of the causes of chronic bronchitis in the United States and increases the risk of dying from chronic bronchitis and emphysema.

                                   *   *   *

                    It is established that male cigarette smokers have a higher death rate from coronary artery disease than nonsmoking males.

                                   *   *   *

                    The  habitual  use  of  tobacco  is  related   primarily  to
           psychological and social drives, reinforced and perpetuated by the pharmacological actions of nicotine.26

The 1964 Surgeon General's report concluded that "cigarette smoking is a health hazard of sufficient importance to warrant appropriate remedial action."27 In response, the federal government took the following actions:

- In 1965, the Federal Cigarette Labeling and Advertising Act required manufacturers to place a warning on cigarettes stating:


--------
26 U.S. Dept. of Health, Education and Welfare, Smoking and Health, Report of the Advisory Committee to the Surgeon General of the Public Health Service, 31-32 (1964).
27       Id. at 4-5

         *        Caution:  Cigarette Smoking May Be Hazardous to Your
                  Health.

-        In 1969, the warning was strengthened to state:

         * Warning: The Surgeon General Has Determined That Cigarette Smoking Is Dangerous to Your Health.

- In 1984, the warning was again strengthened to state the following (on a rotating basis):

         * Surgeon General's Warning: Smoking Causes Lung Cancer, Heart Disease and Emphysema

         * Surgeon General's Warning: Quitting Smoking Now Greatly Reduces Serious Health Risks

         * Surgeon General's Warning: Pregnant Women Who Smoke Risk Fetal Injury and Premature Birth

         *        Surgeon General's Warning:  Cigarette Smoke Contains
                  Carbon Monoxide

- In 1988, the Surgeon General issued a report that concluded that "[c]igarettes and other forms of tobacco are addicting."28

- In 1989, the Surgeon General released a report summarizing studies that had been conducted over the prior twenty-five years, which concluded that"[d]isease associations identified as causal since 1964 include coronary heart disease, atherosclerotic peripheral vascular disease, lung and laryngeal cancer in women, oral cancer, esophageal cancer, chronic
--------
28       U.S. Dept. of Health and Human Services, Surgeon General, "The
         Health Consequences of Smoking:  Nicotine Addiction," at 9
         (1988).

         obstructive pulmonary disease, intrauterine growth retardation and low-birthweight babies."29

         The warning messages from the Surgeon General and other sources have been effectively communicated and understood by most people. A large percentage of the American public--including smokers--understand and accept the fact that smoking creates serious health risks. "[P]ublic opinion polls confirm that smoking hazards have become common knowledge; for example, by 1986, 92 percent of the public, including 85 percent of current smokers, believed that smoking causes lung cancer."30

         This knowledge has caused tens of millions of Americans to quit smoking. "In 1990, only about 25 percent of adult Americans smoked, according to the Centers for Disease Control, the lowest percentage since the Agency began tracking smoking data in 1955. Indeed, since 1987 the percentage of smokers has been dropping at 1.1 percent a year, more than double the rate of decrease in the preceding twenty years."31

         The existence of these warnings has served as the bedrock defense of the tobacco manufacturers. It is undisputed that at least since the first Surgeon General's Report in 1964, smokers have been aware of the widely reported risks of smoking. Those smokers who chose to sue--but who were unwilling to stop smoking (and in many cases made no effort to stop)--face a difficult time persuading jurors that someone else should pay for a personal injury for which they alone should be responsible. According to jury research conducted by Bernstein Research, the combination of warnings since 1964 and the ability of smokers to quit are powerful facts that favor the tobacco companies:
--------
         29 U.S. Dept. of Health and Human Services, Surgeon General, "Reducing the Health Consequences of Smoking: 25 Years of Progress." At 100 (1989).
30 Smoking Policy at 4 (citing data collected by the Department of Health and Human Services and by channel 4).
31 Smoking Policy at 4 (citing "Smoking Declines at a Faster Pace," New York Times, May 22, 1992 at A12). The 1.1% figure includes elasticity effects, secular decline, and other factors.

         Our focus group respondents continue to feel that smoking is a personal choice, and view quitting to be little different from trying to lose weight or stop gambling.32

2.       Smoking And Disease

         A number of illnesses are associated with smoking. These include lung cancer, cancers of other organs (e.g., mouth, pharynx, larynx, esophagus, stomach, pancreas, uterus, cervix, kidney, ureter, bladder and colon), and leukemia; cardiovascular disease including stroke, heart attack and peripheral vascular disease; and pulmonary illness including emphysema, bronchitis and pneumonia.33

         Medical evidence linking cigarette smoke to lung cancer and other illnesses has been based primarily on epidemiological studies. Although the tobacco companies in litigation have asserted that such evidence should be discounted because it is merely statistical and that no direct biological causation has been established, we do not believe that these denials have been critical to the tobacco industry's successful defense of product liability litigation, particularly in more recent cases, given the nearly universal belief of Americans (and hence of jurors) that smoking is harmful.34


--------
32 Bernstein research, "Tobacco Stocks: Playing the Litigation Turn," 11 (May 1996).
33 C. Bartecchi, et al., "The Global Tobacco Epidemic," Scientific American 44, 49 (May 1995).
34 "By 1986, 92 percent of the public, including 85 percent of current smokers, believed that smoking causes lung cancer." Smoking Policy (citing data collected by the Department of Health and Human Services and Channel 4). Researchers have claimed in a recent study that they have found proof of "a direct link between a defined cigarette smoke carcinogen and human cancer mutations." Denissenko, et al., "Preferential Formation of Benzo[a]pyrene Adducts at Lung Cancer Mutational Hotspots in P53," 274 Science 430-432 (October 18, 1996).

3.       Benefits From Cessation

         Published reports indicate there are substantial health benefits associated with smoking cessation and that, within a few years, a smoker who has quit is no longer at an elevated risk of lung cancer or other illness associated with smoking:

        There is much to be gained by those who kick the habit. After a year, mortality from heart disease drops halfway back to that of a nonsmoker; by five years, it drops to the rate of nonsmokers. A person's risk of lung cancer is cut in half in five years; by 10 years it drops almost to the rate of nonsmokers.35

These data--and the explicit Surgeon General's Warning since 1984 that "Quitting Smoking Now Greatly Reduces Serious Health Risks"--bolster the tobacco companies' "free choice" defense. In other words, jurors who are likely to believe that smoking is dangerous are also likely to believe that by quitting, as tens of millions of former smokers have done, a smoker-plaintiff could have entirely eliminated the risk to his or her health.


--------
35 C. Bartecchi, et al., "The Global Tobacco Epidemic," Scientific American 44, 49 (May 1995). See e.g., M. Halpern, et al., "Patterns of Absolute Risk of Lung Cancer Mortality in Former Smokers," 85 J. Nat'l Cancer Inst. 457 (Mar. 17, 1993) ("Numerous studies have shown that former smokers have a decreased risk of mortality compared with the risk of those who continue to smoke."); J. Samet, "The Health Benefits of Smoking Cessation," 76 Medical Clinics of North America 399, 412 (Mar. 1992) ("With few exceptions, disease risks are reduced following smoking cessation and continue to drop as abstinence is maintained."); "The Health Benefits of Smoking Cessation: A Report of the Surgeon General, 1990" ("Smoking cessation decreases the risk of lung cancer, other cancers, heart attack, stroke and chronic lung disease.").

4.       Addiction

         The extent to which nicotine is "addictive" has been hotly debated in the scientific literature, the courts, the Congress and the media.36 In pressing nicotine addiction claims, plaintiffs argue that smoking is unlike other voluntary activities because once smokers become addicted, they no longer have the free choice to cease using tobacco. By this argument, plaintiffs attempt to rebut the tobacco companies' "free choice" defense by maintaining that use of the product is not entirely a "free choice" and that the companies have exploited those addictive properties. Indeed, documents which have been turned over by tobacco companies in recent years lend some support to this argument, as they show that some tobacco companies, including Reynolds, were aware of the addictive nature of nicotine, and attempted to manipulate nicotine levels to achieve an optimal dosage level of the drug. See, pp. 42-44, infra.

         The 1988 Surgeon General's Report entitled "The Health
Consequences of Smoking: Nicotine Addiction" summarizes numerous studies that plaintiffs cite as supporting the addiction claim. The "Major Conclusions" of this report were:

         -      Cigarettes and other forms of tobacco are addicting.
         -      Nicotine is the drug in tobacco that causes addiction.
         - The pharmacological and behavioral processes that determine tobacco addiction are similar to those that determine addiction to drugs such as heroin and cocaine.37

         Notwithstanding the foregoing arguments, there is powerful evidence that nicotine is not so addictive that smokers who wish to quit are unable to do
--------
36 Tobacco company executives, including former Reynolds Chairman James T. Johnston, have expressed their opinion that nicotine, although habit forming, is not addictive. See e.g., Regulation of
                                                    --- ----
         Tobacco Products (Part 1):  Hearings Before the Subcommittee on
         Health and Environment of the Committee on Energy and Commerce,
         House of Representatives, 103rd Cong., 2nd Sess. 558 (1994)
         (Testimony of James W. Johnston).
37 U.S. Dept. of Health and Human Services, Surgeon General, "The Health Consequences of Smoking: Nicotine Addiction," at 9 (1988). For a recent study that may likely be cited by plaintiffs in support of their claim that there is a physiological basis for nicotine addition, see Pontieri, et al., "Effects of Nicotine on the Nucleus Accumbens and
         ---           -- --
         Similarity to Those of Addictive  Drugs," 382 Nature  255-257 (July 18,
         1996).

so. The indisputable fact is that tens of millions of Americans have ceased smoking. According to the 1989 Surgeon General's report, approximately 50% of all U.S. smokers have succeeded in quitting.38 In fact, it is doubtful that very many jurors (if any) do not know of one or more people who have stopped smoking. The fact that so many people have successfully quit smoking has been shown to be persuasive evidence that cigarette smoking is a matter of personal choice.

         Moreover, there have been, for a number of years, a variety of smoking cessation aids--ranging from prescription and over-the-counter nicotine patches and gum to acupuncture to Smoke Enders group therapy--to help smokers quit. A plaintiff claiming nicotine addiction will be questioned closely about use of these aids and whether he or she was seriously interested in quitting.

         In addition, there is a "Big Brother" quality to plaintiffs' argument that may make jurors reluctant to award damages to Tobacco Plaintiffs. There are many obsessive personal choices that Americans make that may be harmful to our health but which we as a society are not willing to prohibit or condemn. In a society that values personal liberty and free choice, it appears inappropriate to penalize tobacco companies merely for manufacturing a legal product that is desired by tens of millions of Americans.

         All of these factors--that smokers who are motivated to quit are able to do so; that quitting reduces the health risk so that a former smoker after a few years is not at an elevated risk of illness; and that other popular products could similarly be characterized as hazardous--make it difficult for plaintiffs to sustain claims for illness allegedly caused by smoking. Sanford Bernstein conducted jury research on the addiction claim advanced in Castano--the case
--------
38       U.S. Dept. of Health and Human Services, Surgeon General,
         "Reducing the Health Consequences of Smoking:  25 Years of
         Progress," at 285-92 (1992).

of a person who started smoking as a teenager before appreciating the addictive quality and is seeking money for medical treatment to help him quit.39 The mock jury was quite hostile to this claim even though they were shown internal tobacco company documents which have been touted by Tobacco Plaintiffs as "smoking guns" in support of the addiction claim: "The panel had even less sympathy for this claim than for a traditional lung cancer or heart disease claimant who wanted significantly more money as punishment against the industry.
 . . [M]ost of our panel viewed smoking as highly addictive, but viewed quitting as little different than losing weight, not drinking or overcoming a gambling habit."40

         Moreover, the fact that information about nicotine addiction has been publicized since at least 1988, when the Surgeon General characterized nicotine as addictive, creates substantial statute of limitations questions for plaintiffs suing strictly on an addiction theory.

         5.       Second Hand Smoke

         In December 1992, the Environmental Protection Agency ("EPA") issued a report entitled "Respiratory Health Effects of Passive Smoking: Lung Cancer and Other Disorders" that asserted that environmental tobacco smoke ("ETS") or passive smoking--the breathing by a non-smoker of sidestream smoke (smoke emitted by burning tobacco between puffs) or of smoke exhaled by a smoker--was a substantial health risk. On the basis of this report, the EPA classified ETS as a human lung carcinogen resulting in 3,000 lung cancer deaths in non-smokers and 150,000-300,000 cases of respiratory infection and asthma in infants and young children.

         This study is extremely controversial. After the EPA report was issued, several members of Congress asked the Congressional Research
--------
39 Castano v. American Tobacco Co., Civil Action No. 94-1044 (E.D. La.). Castano was certified as a class action by the District Court in 1995, but was decertified by the United States Court of Appeals for the Fifth Circuit in 1996. See pp. 104-105, infra.
40 Bernstein Research, "Tobacco Stocks: Playing the Litigation Turn" at 33 (May 1996).

Service ("CRS") to conduct an in-depth analysis of the issue of health risks posed by ETS. The CRS analyzed four large studies of ETS and lung cancer that were completed after the EPA report was issued.41 Of those four, only one found a statistically significant increased health risk from ETS. In addition, the CRS report points out numerous flaws in the EPA's study that render its conclusions dubious.

         In 1994, a court in Florida certified a class consisting of non-smoking flight attendants exposed to secondhand smoke in airplane cabins. See Broin
v. Philip Morris Cos., 641 So.2d 888 (Fla. Dis. Ct. App. 1994), review denied, 654 So.2d 919 (Fla. 1995). This case proceeded to trial and settlement in 1997, with the manufacturers agreeing to provide $300,000,000 to fund a research facility for smoking-related health conditions and $49,000,000 in attorneys' fees. Although the flight attendants received none of the settlement funds, they retained the right to sue individually. Reynolds was not a party to this litigation.

         Notwithstanding the Broin settlement, it appears that any future second-hand smoke cases will be vigorously contested and that non-smoker plaintiffs will have difficulty in establishing causation. Not only is the scientific issue not free from doubt, there is some evidence that juries are not sympathetic to such claims. Sanford Bernstein conducted jury research involving a hypothetical case of lung cancer allegedly caused by exposure to second-hand smoke. The jurors were not impressed: "The second-hand smoke case seemed a stretch even to those panel members willing to give money to the traditional plaintiffs who smoked, given some skepticism that second-hand smoke could actually cause cancer."42


--------
41       Congressional Research Service, "CRS Report for Congress:
         Environmental Tobacco Smoke and Lung Cancer Risk"  (November
         14, 1995).
42 Bernstein Research, "Tobacco Stocks: Playing the Litigation Turn" at 33 (May 1996).

         6.       New Scientific Developments

         New scientific research is constantly evolving. Based upon a review of publicly available documents, there is no way to forecast whether it will either refute or substantiate claims for potential new classes of plaintiffs.43

B.       THE HISTORY OF TOBACCO LITIGATION

         1.       The Early Lawsuits

         The first wave of tobacco lawsuits spanned approximately a decade, from 1954-64. These suits began after reports appeared in Reader's Digest and other media linking smoking with disease. These first wave cases were actions brought by individual plaintiffs principally under theories of negligence and implied warranty, with claims for express warranty and deceit sometimes pleaded as well.44 It is estimated that approximately 100-150 of these suits were filed; the tobacco companies prevailed in all of these cases.45

         2.       The Second Generation Lawsuits

         The second wave of cigarette litigation spanned the period of approximately 1983 -1991. Starting in the 1960's, there was increasing
--------
43 On evironmental tobacco smoke, see, Hospital Practice, 1999 (passive smoking affects fetal genes); American Journal of Respiratory Critical Care, 1998 (ETS associated with childhood asthma). For other theories of causation, see, Cancer Causes and Control, 1998 (smoking increases risk of breast cancer among young women); American Journal of Epidemiology, 1999 (Maternal smoking causes moderately increased risk of spontaneous abortion); Cancer, January 15, 1999 (long-term smoking increases risk of pancreatic cancer); British Medical Journal, January 23, 1999 (tobacco consumption listed as one of the many physical causes of impotency); Electronic Telegraph report, quoting FSID, February 23, 1999 (smoking during and after pregnancy increases risk of sudden infant death syndrome).
44 Edell, Cigarette Litigation: The Second Wave, 22 Tort & Ins. L.J. 90, 91 (Fall 1986).
45       Smoking Policy at 112.

concern among Americans about risks to health from exposure to toxic substances. During this same time frame, products liability doctrine was expanding to encompass theories that would allow recovery for illness caused by exposure to toxic substances and was moving away from negligence and warranty theories, which had been the basis for the first wave cases, towards strict liability premised on the alleged inherent unreasonable danger posed by the product. In addition, the contributory negligence defense (which barred a claim in its entirety if it could be shown that the plaintiff was in any way negligent) had been relaxed in many jurisdictions to some form of comparative fault and apportionment of relative damages. The result was that, even if the finder of fact were to find the smoker culpable for his or her illness, it would not necessarily defeat the claim in its entirety.

         A major issue in these cases was the adequacy of the warnings made by tobacco companies about the dangers of cigarette smoking. Tobacco Plaintiffs argued that tobacco companies failed to provide adequate notice of these dangers, and that, as a consequence, cigarettes were unreasonably dangerous, since the average consumer would have had no way of knowing the risks he or she was assuming. The tobacco companies argued that the warnings mandated by the United States Surgeon General since the mid- 1960's, see pp. 28-31 supra, were adequate. The tobacco companies further argued that the adequacy of any warnings was governed by Federal, not state law, and that any state product liability or negligence claim predicated on the inadequacy of cigarette package warnings was preempted, or barred, by Federal legislation.

         The second wave of litigation was disposed of by the U.S. Supreme Court's landmark decision in Cipollone v. Ligget, 505 U.S. 504 (1992). In Cipollone, the Supreme Court ruled that, beginning in 1970, when Congress mandated that stronger warning labels be placed on cigarette packs, the only warning the tobacco companies were required to give was the federally-mandated warning. Accordingly, all state claims resting on the purported inadequacy of those warnings contradicted Federal law, and were preempted. Moreover, the Court held that the cigarette manufacturer's general advertising literature--showing youthful and healthy young adults having fun while smoking--could not be challenged as undermining the effectiveness of the warning label. The practical effect of the Cipollone decision in today's litigation world is that:

- Plaintiffs who began smoking after 1969--meaning all smokers who are below age 47 (if they started at age 18 or older)--cannot claim that the tobacco companies concealed the health risks of smoking, making it virtually impossible for them to win a case.

- Plaintiffs who began smoking before 1970 can challenge the adequacy of the cigarette maker's warnings before 1970, but still must overcome the practical problems that:

                     * for 35 years, there have been warning labels on cigarette packs; and

                     * for the last 29 of those years, the plaintiff will not be able to challenge the adequacy of the warning they received concerning the health risks from smoking.

         Cipollone did not preempt claims alleging that a tobacco company affirmatively lied about the health risks of smoking (as opposed to claims alleging that they failed to disclose the health risks, which are preempted).
However, the tobacco companies maintain that they have not made affirmative health claims about smoking since 1969.

         In "new generation" RICO and fraud cases, healthcare payors maintain that the tobacco companies have fraudulently concealed and affirmatively misrepresented health hazards. See, pp. 71-78, infra. The tobacco defendants have largely succeeded in defending these claims. Among other things, they persuasively contend that, even if cigarette companies had made misrepresentations, neither the smokers nor the payor could prove that they had relied on the alleged misstatement. This is particularly true given the fact that smokers have received 29 years of warnings, the adequacy of which cannot be challenged.

         Finally, Cipollone does not preclude state law claims that cigarettes are an unreasonably dangerous product. On this issue, however, Tobacco Plaintiffs are usually blocked by state law. The American Law Institute's Restatement of Torts (Third) -- persuasive authority that has significant influence on how the law develops in the 50 states--explains that products are considered unusually dangerous only if they contain some defect or contaminant:

      Thus common and widely distributed products such as alcoholic beverages, firearms, and above-ground swimming pools may be found to be defective only upon proof of the requisite conditions [of manufacturing error, design defect, or inadequate warnings] . . . Absent proof of defect under those sections, however, courts do not impose liability based on a conclusion that an entire product category should not have been distributed in the first place. That is, courts have not imposed liability for categories of products that are generally available and widely used and consumed, solely on the ground that they are considered socially undesirable by some segments of society. Instead, courts have concluded that the issue is better suited to resolution by legislatures and administrative agencies that can more appropriately consider whether distribution of such product categories should be prohibited.46

         While the Second Restatement included cigarettes as a product that could only be defective upon proof of a design or manufacturing defect, the Third Restatement deletes tobacco products from the list. Discussing tobacco, the Reporters' Note to this section informs the reader in Section 2, Comment d that:
--------
46       Restatement of Torts (Third), Products Liability, '2, Comment d
         (1997).

      The requirement that a plaintiff establish that the product that caused harm was [defective in manufacture, design or warning] applies in most instances even when the plaintiff alleges that the product was egregiously dangerous. Comment e recognizes the possibility that egregiously dangerous products might be held defective for that reason alone. But a clear majority of courts that have faced the issue have refused to so hold.47

This maverick position is denominated as imposing liability based on a risk-utility analysis absent a showing that a reasonable alternative design is available; i.e., there is no way to make a safe cigarette. And where activist courts have imposed such liability, the Reporter's Note observes that state legislatures have quickly nullified their actions.48 Accordingly, while the Third Restatement is not as absolute as the Second Restatement in its rejection of tobacco liability, it continues the historical position of the law in disfavoring such liability.

         3.       Recent Document Disclosures

         Over the past two years, plaintiffs have obtained access to previously unreleased tobacco company internal documents, many of which were created by Reynolds. Not only are these documents being used at trial as evidence of a variety of bad acts on the part of individual companies, but as claimed evidence of an alleged conspiracy or common enterprise by the manufacturers. Because of the evidentiary rules applicable to conspiracy claims, whereby statements of one conspirator in furtherance of the conspiracy can be admitted
--------
47 Restatement of Torts (Third), Products Liability, ' 2, RN IV.D, Comment d (1997).
48       See,  e.g.,  Dewey v. R.J.  Reynolds  Tobacco  Co., 577 A.2d 1239 (N.J.
         1990). It should be noted, however, that California recently repealed a legislative exemption against products liability claims against cigarettes, effectively codifying the change effectuated in the Third Restatement.

against all conspirators, plaintiffs may be able to introduce documents from other companies (and industry groups, such as the Tobacco Institute) as evidence against Reynolds. Moreover, publicity about these documents could turn potential jurors against the tobacco companies, including on the important addiction issue. These documents fall into three broad categories.

         The first concerns documents allegedly showing evidence of conspiracy by tobacco companies and that the industry had committed fraud. In August 1997, in connection with the State of Florida's lawsuit against the tobacco companies, Florida's Fourth District Court of Appeal rejected tobacco lawyers' request to keep eight documents under seal based on a joint defense privilege. The court held that the crime-fraud exception to the attorney-client privilege applied, since there was evidence that the tobacco defendants hid from and misrepresented to the public the health risks of smoking, that their conduct constituted fraud on the public, and that the defendants had used their attorneys in carrying out their misrepresentations and concealment to keep secret research and other conduct related to the dangers of smoking.49 One of these documents includes an October '86 Reynolds memo, "Strategic and Tactical Considerations Concerning Ingredients," in which, plaintiffs allege, lawyers conspired to keep issues regarding ingredients added to cigarettes out of litigation.

         The second category contains documents used to show that Reynolds targeted teenagers in its marketing campaigns. In January 1998, 81 previously undisclosed Reynolds documents were released to the public by Congressman Henry Waxman. The documents, dated 1973-1990, include confidential marketing surveys, communications to Reynolds' board of directors, reports by outside advertising firms, long-term planning documents and other internal memos. Many of the documents outline Reynolds' Joe Camel campaign, targeting 14-24 year old males. They contain numerous references to targeting "young adult smokers" and show Reynolds' intentional efforts to increase market share in the youth market. Reynolds' Joe Camel ad campaign,
--------
49       See American Tobacco Co. et al v. Florida, 697 So.2d 1249 (1997).
         --- -------------------------------------
one of the most successful ad campaigns in the U.S., was abandoned in 1998, after a well-publicized investigation by the Federal Trade Commission.50

         The third category consists of documents used to show the industry's understanding of nicotine's addictive properties and attempts to manipulate nicotine levels. This category includes some of the documents made public during the course of discovery in the lawsuit filed by the State of Minnesota seeking recovery of Medicaid expenses. See, pp. 51-54, infra. These documents were detailed in an October 1998 article in the Journal of the American Medical Association calling for FDA regulation of tobacco. The documents, from Reynolds and other manufacturers as well as the Tobacco Institute, demonstrate the industry's understanding, in the early 1960s, of nicotine's addictive properties, the characteristics of addiction in smokers, the threshold dose for nicotine addiction. These documents do show that members of the tobacco industry discussed manipulating nicotine levels, and the chemical form of nicotine to achieve an optimum dose of nicotine. One example is a 1972 Reynolds memo in which Claude Teague, assistant director of research for Reynolds, described cigarettes as nicotine delivery devices. Another is Reynolds' 1992 joint research agreement with a biotech company to genetically engineer tobacco plants to manipulate nicotine levels.

         4.       The New Generation of Litigation

         Armed with these previously unreleased internal documents, the Tobacco Plaintiffs initiated a third wave of lawsuits--still underway--marked by new claims and theories designed to attempt to avoid Cipollone's ruling that failure-to-warn claims are preempted. These new theories include allegations that scientific research was suppressed, that advertisements were directed to children and young adults who were incapable of making an informed choice about smoking, that nicotine levels were manipulated to increase the addictiveness of cigarettes, and that evidence was concealed or destroyed. These claims have resulted in a substantial expansion in the volume of tobacco litigation, the first settlements of tobacco claims by members of the industry, and efforts by state and federal governments to
--------
50       "FTC is Fighting Joe Camel," The National Law Journal, A8 (November 23,
         1998).

increase regulation of the tobacco industry and to increase significantly sales taxes on cigarettes. See generally, pp. 69-91, infra.

         In March 1997, the Liggett Group, Inc., as a condition of a settlement of its Medicaid liabilities with 22 states, declared that it had knowledge of the link between tobacco, addiction, and cancer. Bennett S. LeBow, the Liggett CEO, also stated that the industry had purposely targeted children in their advertising campaigns.51 Seizing on Liggett's disclosures, plaintiffs could argue that the knowledge possessed by Liggett could be imputed to Reynolds and other tobacco companies.

         Reynolds has also independently made a number of disclosures and admissions inconsistent with its previous statements. James Johnston, Reynolds' CEO at the time, testified before Congress in 1994. At that time, Johnston disclaimed youth-targeted marketing, which is belied by the Joe Camel documents of the 1970s and 1980s. He also denied any nicotine spiking which is contradicted by a tobacco executive "confidential source," as well as a 1991 Reynolds document that suggests Reynolds "controlled" nicotine content. Johnston also declared that cigarettes were not addictive. In his 1998 congressional testimony, however, Steven Goldstone stated that cigarettes were addictive and that smoking causes lung cancer.52

--------
51 "The Noose Tightens on Cigarette Makers," San Francisco Chronicle, A22 (March 24, 1997).
52 Public Citizens, "Don't Be Fooled Again: Public Citizen Report on the Tobacco Industry's Lies and Deceptions," undated but updated at HTTP://www.citizen.org/Tobacco/fooled.htm.

                                STATE LITIGATION
                                   SETTLEMENT

IV.      STATE LITIGATION SETTLEMENT

         Building on recently disclosed "smoking gun" documents, a number of states commenced actions against the industry seeking reimbursement for all smoking-related costs incurred by Medicaid. These lawsuits raised a number of claims against the industry, including conspiracy, antitrust violations, consumer fraud, false advertising, and a host of other common law claims.

         A number of factors made the States' claims extremely threatening. First, the States sought billions of dollars in recovery in comparison to much smaller third party claims. Second, many defenses traditionally invoked against state actions had been eliminated by specially enacted legislation. Third, the state claims were not class actions requiring certification yet were far larger in terms of potential damages than most class actions brought against the industry. Finally, because of the constitutional role of the States as protectors of the public health and safety, the States also were able to assert unique claims not generally available to other plaintiffs. Specifically, the States sought recovery, not only for any economic losses they sustained because of increased Medicaid expenses, but also by virtue of the general harm done to the States' citizens. Such suits, called parens patriae actions (literally, "parent of the country"), posed a threat to the industry unmatched by any other litigant.

         Every state and U.S. territory, however, has now entered into a settlement of all outstanding Medicaid claims with the major tobacco companies, including Reynolds. The first states to settle were Mississippi, Florida, Texas and Minnesota. On November 23, 1998, the tobacco companies proposed a Master Settlement Agreement ("MSA"), which was accepted by the remaining 46 states, the District of Columbia, and all U.S. territories. The MSA settled all actual or potential claims of the signatory governments. The total aggregate estimated cost of the MSA and the individual settlements with Mississippi, Florida, Texas and Minnesota is approximately $247 billion.

         The MSA came after over a year of negotiations with the several States and the Federal government on the terms of a comprehensive settlement package, designed to resolve not only all States claims, but the substantial majority of other claims which had been or could have been asserted against the tobacco industry. These efforts foundered on the shoals of Washington politics, and the MSA ended up being a significantly scaled back version of earlier proposals. Because the debates and negotiations which took place in 1997-1998 illuminate not only the current legal landscape, but also the political dynamics of tobacco litigation, they are discussed at length in the following sections.

A.       JUNE 20, 1997 PROPOSED GLOBAL SETTLEMENT

         The November 23, 1998 MSA is a scaled back version of the June 20, 1997 $368.5 billion settlement plan between the states' attorneys general and tobacco companies (the "Proposed Settlement") which ultimately failed because of lack of Congressional support.

         The Proposed Settlement's terms included an up front payment of $10 billion with base payments in perpetuity; the $368.5 billion figure represented 25 years of payments. The payment schedule would have reached a maximum payment of $15 billion per year in the fifth year, included inflationary and volume adjustments, and permitted the settling companies to "pass through" the costs of the settlement to consumers and treat the settlement costs as ordinary business expenses for tax purposes. The Proposed Settlement also provided for continued payments notwithstanding bankruptcy.

         The Proposed Settlement contained sweeping legislative settlements of outstanding liabilities. The Proposed Settlement prohibited any future claims brought by the federal government, settled all class actions, parens patriae actions, and actions based on an "addiction as injury" theory. The Proposed Settlement also eliminated all claims for punitive damages based upon conduct occurring before the enactment of the proposed legislation. Therefore, only certain third-party payor claims and individual suits (see pp. 69-91, 101-103, infra.) survived, limited only to the award of compensatory damages. The Proposed Settlement also contained strict advertising and youth-access provisions that subsequent proposals, including the MSA, incorporated.53 Under the Proposed Settlement, the states would have received $162.5 billion, with the remainder going toward federal and other claims.

         The consensus behind the Proposed Settlement rapidly disintegrated once additional and more costly terms were proposed by congressional leaders. Steven Goldstone of RJR Nabisco was one of the first industry executives to renounce the Proposed Settlement, and the rest of the negotiating companies fell into line, setting the stage for further legislative overtures.

B.       LEGISLATIVE INITIATIVES PRIOR TO
         NOVEMBER 1998

         Legislative  initiatives  in  the  wake  of the  Proposed  Settlement's
failure  provided  for  settlements  of  fewer  claims  categories,   preserving
liability on several fronts, and considerably larger payments.

         But subsequent proposals also contained the "pass through" provision and a 25 year payment schedule, reflecting the widespread belief that the tobacco industry should be permitted to reimburse medical costs through continued sales. These proposals included advertising restrictions, "look back" provisions imposing penalties in the event that teen smoking failed to decline to specified levels, and inflationary and sales volume adjustments. In short, the debate revolved mainly on what the industry could afford to pay, not whether or how it should be taxed out of existence via an onerous settlement package.
--------
53 The MSA bans the use of all cartoon characters in the advertising or promotion of tobacco products, prohibits targeting youth in advertising or marketing, bans any industry actions aimed at increasing, initiating or maintaining youth smoking, and bans all outdoor advertising. In addition, tobacco companies can no longer pay to promote their products in movies, television shows, theater productions or live performances; all brand name sponsorship of events with a significant youth audience or team sports is also banned. Tobacco companies are limited to one brand name sponsorship per year.

         Senator John McCain (R-AZ) introduced Senate Bill 1415: National Tobacco Policy and Youth Smoking Reduction Act on November 7, 1997 (the "McCain Bill"), a plan that was initially valued at $516 billion and included a 25 year payment plan. With inflation factored in, the McCain Bill's total actual cost rose to $800 billion with an annual base payment that would have reached a maximum payout in the fifth year at $23.6 billion. $196.5 billion would have been distributed to the states over 25 years. The McCain Bill would have settled and barred all parens patriae actions, dismissed the then pending Castano class action (see pp. 104-105, infra) while preserving each individual member's right to sue, prohibited "addiction as injury" claims, and did not affect any rights to recover punitive damages. Viewed as a minimum $516 billion tax on consumers, the tobacco industry quickly rejected the McCain Bill. In fact, Steven Goldstone vowed that there would be "continuing public relations and litigation battles if Congress pushe[d] ahead with legislation like the McCain bill."54

         On November 13, 1997, Senator Orrin Hatch (R-Utah) introduced Senate Bill 1530: Placing Restraints on Tobacco's Endangerment of Children and Teens Act (the "Hatch Bill"). The Hatch Bill provided a 25 year package valued at $398.3375 billion ($303.3375 billion labeled compensatory and $95 billion labeled punitive), of which the states were to receive $186.25 billion.

         On March 31, 1998, Senator Tom Harkin (D - Iowa) introduced Senate Bill 1889: Kids Deserve Freedom From Tobacco Act (the "Harkin Bill"). The Harkin Bill provided for the regulation of cigarettes by the FDA, and would not have limited lawsuits but, instead, would have placed an annual ceiling of $8 billion on how much they could be required to pay in damage claims. The package was valued at approximately $655 billion (calculated over a 25 year period) with the states receiving annual base payments ranging from 9% to 35%, averaging 16% or a total of $104.8 billion.
--------
54 "Sen. McCain Pushes Bill Even as Industry Vows to Drop Its Efforts to Reach a Settlement," Mealey's Litigation Report: Tobacco, 3 (April 24,
         1998).

C.       MASTER SETTLEMENT AGREEMENT (46 STATES)

         In  November  1998,  46 states,  the  District  of  Columbia,  and U.S.
territories entered into the MSA, which settled all Medicaid reimbursement claims against the industry.55 The total cost of the settlement is approximately $206 billion with a front payment of nearly $13 billion over the next five years and $9 billion payable every year thereafter until 2025.56 Although Holdings' SEC filings indicate that it has begun disbursement of settlement funds,57 most of the settlements are not yet final. The settlement will become final in each state only after it has been approved by a trial court in each state and the period for appeals has run.58 Thus far, almost every state trial court has granted approval of the settlement and no challenges have been mounted to prevent the settlement's finalization.

         The annual base amount and proportion due each state is fixed; the contribution from each company is not.59 Instead, the companies' contributions are recalculated each year using a market share formula.60 As Holdings has noted, such a market-sensitive formula makes it difficult to predict the MSA's total cost to an individual company.61 Nevertheless,
--------
55 Master Settlement Agreement released November 16, 1998. Although the federal government jointly funds Medicaid and was not a party to the settlement, the settlement covers all Medicaid liability: if the federal government seeks reimbursement then the companies may offset their annual state payments. MSA, 8, 84-86. Indeed, the current federal budget includes $18.9 billion from this settlement over the 2000-04 budget period.
56 News Release of Attorneys General dated November 16, 1998. 57 Holdings' Form 8-K filed August 24, 1998.
58       MSA, 8.
59       MSA, Appendix A; see also MSA, 54-80.
60       MSA, 54-80.
61 Holdings' Form 8-K filed August 24, 1998 ("The financial effects of the agreement on Reynolds, RJR Nabisco and Holdings are difficult to predict").

projections are possible, albeit subject to change depending on the market and a number of adjustment factors incorporated into the formula.

         Those adjustment factors include inflation, any competitive disadvantage experienced vis-a-vis non-settling cigarette manufacturers as a result of the settlement, and offsets for certain payments and project funding required by the MSA in the event of duplicative federal legislation.62 Most importantly, the MSA provides that if market demand decreases and the total volume of cigarettes sold domestically declines below 475,656,000,000 cigarettes, then the base amount is proportionately reduced from $206 billion.63 Depending on the elasticity of demand, such a downward adjustment in the current $206 billion base amount is entirely possible. One leading industry analyst forecasts 1999 domestic volume at 486,000,000,000 cigarettes.64 The $206 billion therefore represents a damages cap (a market upswing will not result in a higher base amount) that could be reduced in the event of decreased demand.

         In an effort to ensure their receipt of the maximum $206 billion permitted under the MSA and consistent with MSA provisions for such legislation, the states are currently contemplating legislation that would make the settlement binding on all companies selling tobacco within the state, including non-settling companies.65 If adopted, such legislation would offset any competitive advantage enjoyed by a non-settling tobacco company that did not have to raise its prices to cover settlement costs. It would also protect the continued viability of the settling companies. New York City is already
--------
62       MSA, Appendix C; 80-86.
63       MSA, Appendix E.
64 Gary Black, Why the Industry Has to Walk--A Question of Industry Viability, Sanford Bernstein report dated April 7, 1998, at 2. See also Competition and the Financial Impact of the Proposed Tobacco Industry Settlement dated September 1997 and prepared by the Federal Trade Commission, Table 1 (stating 1996 domestic volume was 483,000,000,000 cigarettes).
65 Leslie Eaton, "Experts Wary of New York Plan to Use Tobacco Money to Back Bonds," New York Times, B-1 (March 18, 1999).

contemplating a $2.5 billion "tobacco bond" offering to get its portion of the MSA funds up front by securing the bonds with the settlement revenue it expects to receive. 66

         The permanent relief secured by the states under the MSA includes the following: advertising and product placement restrictions; guarantees that certain state and federal legislation barring marketing and access of cigarettes to children will not be opposed; the disbandment of certain industry groups like the Tobacco Institute; publication of select industry documents; prohibitions against companies attempting to limit information about health hazards; funding of a public health foundation with $25 million each year for 10 years; and funding of a national public health education campaign warning of the dangers of smoking.67

D.       INDIVIDUAL SETTLING STATES

         Four other states--Mississippi,68 Florida,69 Texas,70 and Minnesota71-- negotiated individual settlements with a total cap of approximately $41 billion. The same problems concerning the calculation of Reynolds' contribution noted above apply to these settlements, which also rely upon a market share allocation of liability and contain terms similar to the MSA.
--------
66 Leslie Eaton, "Experts Wary of New York Plan to Use Tobacco Money to Back Bonds," New York Times, B-1 (March 18, 1999). Even the tobacco lawyers, whose enormous legal fees are to be paid out over 25 years, are looking into securitizing this payment stream and thereby immediately realizing its discounted cash value.
67       MSA, 18-36.
68       Mississippi Settlement dated July 3, 1997.
69       Florida Settlement dated August 25, 1997.
70       Texas Settlement dated January 16, 1998.
71       Minnesota Settlement dated May 8, 1998.

E.       TOBACCO FARMERS' TRUST FUND

         On January 22, 1999, four tobacco companies, including Reynolds, agreed to establish a $5.15 billion trust fund for tobacco farmers; it will be financed by contributions over the next 12 years. The fund is meant to compensate farmers for losses from declining cigarette sales expected as a result of the state Medicaid settlements.72

         No details on Reynolds' contribution or the formula for contributions have been released.

F.       ECONOMETRIC VALUATION

         It is important to remember that the amounts set forth in the MSA are not fixed amounts and should not be relied upon as such. The MSA also contains a number of adjustments and offsets that have the potential to alter the payments that manufacturers owe to some or all states, depending on future developments at a macro level, such as inflation and cigarette sales, and on how the implementation of the agreement proceeds.

         1.       Payments to States

         All payments are to be made into escrow and credited to appropriate accounts according to the escrow agreement.


--------
72 Bob Williams and Todd Nelson, "Protesters Plow Through Capital," Raleigh News and Observer, March 2, 1999, at A1.

         The initial payments, which total $12,741,925,944 ($12.7 billion), apportioned according to market share are to be paid over the period from 2000-2003.73 On April 15, 2000 and each April 15 thereafter in perpetuity, each participating manufacturer pays its Relative Market Share of the following:74

                  2000                                        $4.5 billion
                  2001                                        $5.0 billion
                  2002                                        $6.5 billion
                  2003                                        $6.5 billion
                  2004                                        $8.0 billion
                  2005                                        $8.0 billion
                  2006                                        $8.0 billion
                  2007                                        $8.0 billion
                  2008                                        $8.139 billion
                  2009                                        $8.139 billion
                  2010                                        $8.139 billion
                  2011                                        $8.139 billion
                  2012                                        $8.139 billion
                  2013                                        $8.139 billion
                  2014                                        $8.139 billion
                  2015                                        $8.139 billion
                  2016                                        $8.139 billion
                  2017                                        $8.139 billion
                  2018 and each year thereafter               $9.0 billion

These amounts are subject to the various adjustments and offsets previously discussed.

         Manufacturers must pay all reasonable fees and expenses of the attorneys general, subject to a $150 million cap. The industry will also pay
--------
73       MSA Section IX.(b).
74 MSA Section IX.(c). This schedule does not reflect additional payments incorporated into Table VII-1.

outside attorney fees after a state has obtained state specific finality, subject to various conditions.

         2.       Potential Adjustments to State Payments

         It is important to remember that the figures given above, and cited in currently circulating summaries, of the amounts that will be paid out under the MSA may change substantially as time passes, due to the adjustments that are written into the agreement. With long-term declines in market demand anticipated, the most important of these offsets will probably be the volume adjustment.75

         The allocated payments of the original participating manufacturers which experience a market loss are also reduced by a "non-participating manufacturer adjustment percentage" based on the amount of the market share loss in the preceding year, if a firm of economic consultants determines that the MSA provisions were a significant factor in the loss. There are formulas for allocating the adjustments among the states and among the manufacturers.76

         Furthermore,  the MSA  provides  for a  reduction  in the  amounts  the tobacco manufacturers must pay by the combined payments due to non-settling states. This reduction does not reduce payments to settling states in any way. Currently all states are either participating states or are previously settled states. However, should a state fail to obtain "State Specific Finality," (i.e., final trial court approval) it would become a non-settling state.77
--------
75 Henry Cohen, "Planned Federal Lawsuit Against Tobacco Companies to Recover Health Care Costs," Congressional Research Service Report No. RS 20091 (March 3, 1999), p.3; MSA Section II. (aaa) and Exhibit E.
76 MSA Section IX(d). 77 NCSL Website Summary; MSA Section II.(dd).

         This reduction is determined by multiplying the annual amount by 12.45% though 2007, 12.2373756% for payments due 2008-20017, and
11.0666667% thereafter. The $196 billion figure for annual payments to states includes this reduction. The previously settled states are Florida, Minnesota, Mississippi, and Texas.78
--------
78       MSA Section II.(kk).

                              PROPOSED LEGISLATION

V.       PROPOSED LEGISLATION

         In the past two years, federal and state legislatures have also ventured into the charged social and political front lines of the tobacco wars. While the States and the Federal Government were attempting to negotiate a global settlement with the tobacco industry, legislative efforts were put forth to impose additional regulations on the tobacco industry, increase sales taxes, and eliminate some of the impediments to individual claims against the tobacco industry. These ongoing legislative efforts may offer a preview of possible future market conditions. On the other side of the balance, some states which are parties to the MSA (see pp. 51-53, supra) have already introduced legislation designed to preserve the tobacco industry's ability to fund the settlement.

         1.       California

         On September 29, 1997, Senate Bill 67, sponsored by Sen. Quentin Copp, removes tobacco from an illustrative list of "inherently unsafe" consumer products which had been exempt from product liability lawsuits pursuant to section 1714.45 of the California Civil Code since 1987.79 SB 67 allows individual product liability lawsuits against tobacco companies but gives tobacco retailers and distributors immunity from such actions.

         Earlier, in June 1997, the California state legislature passed a limited amendment to the Napkin Act allowing public entities to sue the tobacco industry. The State's Medicaid recovery lawsuit followed shortly thereafter.

         Specifically section (F) of the amended 1714.45 provides: It is the intention of the Legislature in enacting the amendments... to declare that there exists no statutory bar to tobacco-related personal injury, wrongful death, or other tort claims against tobacco manufacturers and their
--------
79 That law nicknamed the "Napkin Act" (because the first draft was written on a napkin in a Sacramento restaurant) was the result of a tort reform compromise.

         successors in interest by California smokers or others who have suffered or incurred injuries, damages, or costs arising from the promotion, marketing, sale, or consumption of tobacco products.

(emphasis added).

         Subsequent to the 1997 amendment, there was a small surge in tobacco lawsuits filed in the California courts. The first one to proceed to trial was the case brought by Patricia Henley,80 which resulted in a $51.5 million judgment against Philip Morris Companies. This result may likely open the floodgates to tobacco litigation in California and elsewhere.81 Gary Black, a tobacco industry analyst for Sanford Bernstein, has expressed skepticism concerning the merits of Ms. Henley's case but expects the award to open the door for more lawsuits in California against the tobacco industry.82 Madelyn Chaber, Esq., Henley's San Francisco attorney was quoted as saying prior to the verdict that "other plaintiffs' attorneys are waiting to see whether these cases can be won.... I guarantee if I win, there'll be other cases filed."
--------
80 M. Levin, "California and the West; Tobacco Firms Face Spate of New Suits," Los Angeles Times, A-3 (January 7, 1999).

         In 12 of the 52 counties that comprise the California state court system, (Los Angeles, Marin, Orange, Sacramento, San Bernadino, Santa Clara, San Diego, San Francisco, San Mateo, Santa Barbara and Ventura) approximately 75 new cases were filed after January 1, 1998, the date SB 67 took effect. (Citation lists obtained through Lexis).

81       "Suing Tobacco," The New York Times, February 12, 1999, Sec. A, p.26.
82 Business Headlines "Street Sees Big Tobacco Stocks Falling After Ruling" New York, Reuters, February 11, 1999 (Yahoo News).

         The cigarette companies are still facing hundreds of lawsuits--many filed by individual smokers and some by entire countries such as Guatemala and Brazil. See Williams, "Lawsuits Could Kill Tobacco Trust Fund," The News and Observer, Raleigh, N.C. March 1, 1999.
         p.A1.

         2.       Maryland

         Last month, the Maryland legislature introduced 1999 MD H.B. 1060 (February 19, 1999), which imposed a cap on non-economic damages in personal injury actions. The bill specifically excepted claims against tobacco companies, preserving the right of plaintiffs to recover unlimited punitive and other non-economic damages.

         Another Maryland House Bill (1065) introduced on February 13, 1998 attempted to remove any statutory or common law immunity or categorical defense, including assumption of risk and contributory negligence, to a cause of action by a person who suffers personal injury or wrongful death from consumption of or exposure to tobacco products. This bill was not passed and is not likely to be reintroduced.

         3.       Mississippi

         Both the House and the Senate of the Mississippi State legislature have been introducing bills for the past year to achieve broad sweeping amendments to the Mississippi Civil Code of 1972. Two sections which have been targeted are limitations in punitive damage awards and exceptions thereto and limitations in the recovery of non-economic damages.

         The most recent House Bill (637) provides that punitive damages may not be awarded if the claimant does not prove by "clear and convincing" evidence that the defendant acted with actual malice, or gross negligence which evidences a willful, wanton or reckless disregard for the safety of others. Senate bill
(2427) would change the "clear and convincing" standard to "beyond a reasonable doubt."

         Both bills provide for a cap of $250,000 for punitive damages and also provide that

         [P]unitive damages may not be awarded against a defendant if such damages have been awarded in any prior action against that defendant for the same defect.

It seems that only one award for punitive damages may be made against a defendant for the same act, decision, omission or course of conduct. This provision would appear to severely limit the overall awarding of punitive damages in tobacco lawsuits in Mississippi.

         Both bills also place a limit of $250,000 on non-economic damages in actions for personal injury or wrongful death.

         4.       New Jersey

         Senate bill 1295 introduced June 29, 1998 seeks to provide extended periods of time for consumers to bring actions against the tobacco industry.

         Because of their conduct in hiding the truth from the public, the tobacco industry will no longer be able to stand behind the shield of the statute of limitations.

N.J.S.B. 1295 (6/29/98) The bill would also provide that the tobacco industry may not assert comparative negligence, contributory fault, assumption of the risk or common knowledge as a defense in any action commenced by a person for damages based on exposure to tobacco products. This bill would place private individuals on the same footing as the State in litigating actions against the tobacco industry. This bill has been sent to the Senate Judiciary Committee for further action.

         5.       New York

         New York state has legislation pending that would make the MSA binding on all companies selling tobacco in the state, including non-parties to the MSA. This would effectively ensure the industry's continued viability by erasing any competitive disadvantage a settling company might incur in its need to raise prices to cover its settlement costs. It is likely other states will follow suit in an attempt to secure the maximum revenue stream permitted under the

MSA. Meanwhile, New York City is contemplating a "tobacco bond" offering secured by its share of the MSA settlement. See pp. 52-53, supra.

                                 ASSESSMENT OF
                              LITIGATION RISKS AND
                                  LIABILITIES

VI.      ASSESSMENT OF LITIGATION RISKS AND
         LIABILITIES

         By September 30, 1998, 667 tobacco lawsuits had been filed against Reynolds Tobacco, an increase of more than 400 cases in approximately two years. These include individual actions and class actions--549 in state courts, 113 in federal courts and 5 in tribal courts.83 Despite this increase in cases, few have reached trial. Those that have gone to a jury have resulted in verdicts in favor of Reynolds. Therefore, although the increase is substantial, one cannot infer an exponential increase in Reynolds' liability, on that basis alone.

                  The following review, taken from cases cited in Mealey's Tobacco Litigation Reporters from November of 1996 through February of 1999, provides an overview of the tobacco litigation, generally.84

A.       FEDERAL LITIGATION

         1.       Medicare Recovery

         In his recent State of the Union address, President Clinton raised the specter of a new front in the tobacco wars: "You know, the states have been right about this-- taxpayers shouldn't pay for the cost of lung cancer, emphysema and other smoking-related illnesses--the tobacco companies should."85 The following day the Department of Justice ("DOJ") confirmed that Attorney General Janet Reno had decided in December to file a lawsuit to recover the costs of treating smoking-related diseases that the federal government has borne through programs such as Medicare and those sponsored by the Defense Department, Veteran Affairs, and the federal employee health benefit system. Following the speech, Justice Department
--------
83       Holdings' Form 10-Q dated September 30, 1998.
84       The review does not encompass the universe of cases commenced against Reynolds or Holdings, however.
85       State of the Union Address delivered January 19, 1999.

spokeswoman Chris Watney revealed that a task force had been formed to determine where and when the lawsuit or lawsuits would be filed, adding that "[w]e've reviewed the theories pursued by the states. We could pursue those same theories and some others."86

         The DOJ faces three significant obstacles to recovering more than a minute fraction of the sums to which the President referred. First, the Supreme Court has expressly held that the federal government, unlike the states, cannot invoke any broad common law principles to bring lawsuits to protect the general public.87 Second, the one statute the DOJ could rely upon-- the Medical Care Recovery Act--gives the government the right to recover treatment costs only for federal employees, soldiers, and sailors--a comparative sliver of the state Medicaid cases.88 The Medical Care Recovery Act does not give the federal government a cause of action to recover costs related to Medicare. The government could, however, seek to recover for Medicare by bringing a subrogation action in which it seeks to recover the health costs sustained by those for whom it has provided coverage. This strategy encounters a number of problems, including that the long-standing federal subsidization of tobacco farmers and low-cost, state tax exempt placement of tobacco products in military bases worldwide leaves the government with "unclean hands"--a bar to recovery under subrogation law. Subrogation claims would also be subject to a number of defenses available against individual plaintiffs, such as comparative negligence and causation, which would make subrogation an unwieldy device. Moreover, numerous studies from the Surgeon General and federally mandated public health warnings undercut any potential federal claim of ignorance as to the dangers a Medicare action would allege.89 In short, federal litigation seeking Medicare reimbursement would face considerably higher hurdles than the state Medicaid suits. Although there has been some mention of passing legislation
--------
86       New York Times, January 20, 1999, at A1.
87       See, e.g., Standard Oil Company v. United States, 331 U.S. 836
         ---  ---   -------------------------------------
         (1947).
88       Federal Medical Care Recovery Act, 42 U.S.C. " 2651-53 (1998).
89 See, e.g., Morgan Stanley, Dean Witter Industry Report dated January 27, 1999, at 27-29.

to expand the standing of the federal government to pursue its Medicare claim, no bill has yet been introduced.

         2.       Criminal Investigation

         The Justice Department's fraud section began a criminal investigation in 1994 to determine whether tobacco company executives lied to Congress about nicotine's addictiveness or committed any other criminal violations in their April 14, 1994 congressional testimony. There is a five-year statute of limitations to bring any criminal charges. On March 11, 1999, Deputy Attorney General Eric Holder stated that the DOJ would soon make final decisions.90

         The investigation so far has produced only one guilty plea. In January 1997, DNA Plant Technology Corp., a California biotechnology firm, agreed to cooperate as part of a plea deal in which it admitted its guilt to one count of conspiring to violate the tobacco seed export law. A long-running federal grand jury sitting in Washington, D.C. has not yet announced any indictments.91

         3.       Econometric Valuation of Potential Liability for Federal
                  Claims

         Each federal health program represents a separate probability for inclusion in a successful federal suit or settlement. However, the primary studies of tobacco-related health costs do not disaggregate federal health expenditures beyond Medicaid and Medicare. Therefore, specific assumptions must be made to estimate potential liability for such programs.

         Federal claims would seek recovery for smoking-related costs borne by a range of programs. Major studies of tobacco-related health costs estimate that Medicaid devotes between $11.8 billion and $16 billion per year (1998
--------
90       Reuters, "U.S. Justice to Make Final Tobacco Probe Decisions,"
         (March 11, 1999).
91 Greg Weatherford, "Clinton's Announcement Angers Virginia Tobacco Growers," Richmond Times-Dispatch, A1 (January 21, 1999).

dollars) to tobacco-related health costs.92 The federal share of such costs (57%) would be between $7 billion and $9 billion annually.93 The federal government has no cause of action separate from the states to seek recovery of these funds.

         It is estimated that between $1.8 and $2.3 billion of the federal share for its employee health plan covered tobacco-related health costs.94 In 1998, the Defense Health Program provided approximately $11.1 billion, of which an estimated $1.6 billion to $2.0 billion was spent on tobacco-related health costs. Successful subrogation claims for recovery of these sums is not seen as feasible. Costs related to programs for which the government could seek recovery under the Medical Care Recovery Act are summarized as follows. In 1998, veterans hospitals and medical care programs incurred between $2.4 and $3.2 billion as a result of tobacco-related illness. In 1998, the Indian Health Service spent approximately $2.3 billion, of which an estimated $0.3 billion to $0.4 billion were incurred as a result of tobacco-related illness. According to 1998 estimates, health care in federal prisons costs approximately $78 million, of which approximately $10 to $20 million was spent on tobacco-related illness.

         It is therefore estimated that the federal government could claim that its annual expenditures for tobacco-related health costs range between $26 billion and $33 billion. If the federal share of Medicaid is subtracted (given that there is no separate federal cause of action for recovering such expenditures), federal costs for which it might file a claim range from $19
--------
92 See Rice and BERA studies cited above.

93 If one assumes that every dollar of the annual payment was intended to compensate for Medicaid expenditures (an assumption consistent with the President's FY 2000 Budget, which assumed that the federal government would receive 57% of the settlement amount in repayment for the federal share of Medicaid), then the settlement represents somewhere between 63% and 81% of the most sophisticated estimates of the states' tobacco-related Medicaid costs.

94 The individual estimates for the various federal health programs was calculated by applying an aggregate figure derived from national studies and applying it proportionately to the various federally funded programs.

billion to $24 billion annually. Subtracting Medicare costs for which the merits of a legal case are highly questionable reduces to $6 billion to $7.8 billion annually the total government expenditure for tobacco-related health costs for which a claim could be made.

         Since federal litigation seeking reimbursement faces considerably higher hurdles than the state Medicaid suits, there is a strong possibility that the federal recovery will be zero. However, to develop a high-end estimate of federal claims, we use a "recovery ratio" of 74% (i.e., the mid-point between the 63% and 81% of annual Medicaid costs that the states appear to have recovered) for non-Medicare, non-Medicaid spending. Applying this ratio to the estimates of the federal health costs associated with tobacco for which the government could bring a claim under the provision of the Medical Care Recovery Act results in an upper limit of $4.4 billion to $5.8 billion annually, or a total of $110 billion to $145 billion over 25 years.

B.       Third-Party Payor Litigation

         Within the last two years, yet another large category of new cases has been filed. These lawsuits were brought by healthcare payors who claim that tobacco-related illnesses have caused them to incur higher healthcare costs. The allegations of these complaints largely follow the allegations of many of the state Medicaid complaints and have been encouraged by, among other things, the settlement with Minnesota Blue Cross in a case that had been a companion case to the State of Minnesota's Medicaid case.95

         In January 1999, one district court assessed the "[b]enefit plans' efforts to recover damages from the tobacco industry in federal court ... as a resounding failure." Regence Blueshield et al. v. Philip Morris, Inc., et al., No. C98-559R, slip op. at 5 (W.D. Wash. Jan. 6, 1999) ("Regence Blue"). In some cases where plaintiffs have survived a dispositive motion, they, nonetheless,
--------
95 Blue Cross received $469 million of the $6.1 billion Minnesota state settlement.

have had their potential damage theories very greatly narrowed.96 The Third Circuit tallied the results as follows: "[I]n the vast majority of union fund cases cited by the parties (15 of 20), at least some of the plaintiffs' claims were dismissed. In 11 of the 20 cases..., courts have dismissed the plaintiffs' entire case." Steamfitters Local Union No. 420, et al. v. Philip Morris, Inc., et al.,___ F.3d ___, 1999 U.S. App. LEXIS 5624 (3d Cir. March 29, 1999). In the
only one of these cases to go to trial, Iron Workers Local Union No. 17 Insurance Fund, et al. v. Philip Morris Incorporated, et al., United States District Court for the Northern District of Ohio, Eastern Division, No. 1:97-CV-1422 ("Iron Workers"), plaintiffs survived several motions to dismiss, but a jury rendered a verdict in favor of the defendants on all claims.97

         The  only  decided  appeal   affirmed  the  dismissal  of  the  payors'
complaint; several other District Court decisions are currently on appeal.

         1.       The Plaintiffs

         The largest group of plaintiffs are "employee welfare benefit plans." These employee welfare benefit plans are union health and welfare trust funds that pay medical expenses incurred by those employed under various collective bargaining agreements. Their complaints seek damages generally measured by their health care expenditures for medical treatment to participants who suffered from smoking-related illnesses.

         Another category of plaintiffs includes HMOs, Blue Cross/Blue Shield Plans and other healthcare payors. These plaintiffs maintain that their damages are different from those of employee welfare benefit plans in that they purchase health care services directly from providers, unlike either traditional insurers or union trust funds, and thereby have a claim for increased health costs. However, the court in Regence Blue held that "[t]he
--------
96 City and County of San Francisco v. Philip Morris, Inc. 957 F. Supp. 1130 (N.D. Ca. 1997); Laborers Local 17 Health and Benefit Fund v. Philip Morris, Inc. et al., 7 F. Supp.2d 277 (S.D.N.Y. 1998).
97 "Verdict Backs Cigarette Makers in Suit by Union Health Funds," New York Times, A10 (March 19, 1999).

fact that the Plans are not union trust funds like the majority of the plaintiffs in the other federal suits is a distinction without a difference." Id. at 9.

         Another potential group of plaintiffs is the employers themselves who have contributed to the employee welfare benefit plans, and who would maintain that the increased costs of healthcare have been passed on to them. Relatively few employers have brought such claims to date. But see City and County of San Francisco v. Philip Morris, Inc., 957 F. Supp. 1130 (N.D. Cal.
1997).

         2.       Description of the Claims

         The complaints in these cases are virtually identical. The complaints include claims under the federal and state antitrust laws; the federal Racketeer Influenced and Corrupt Organizations Act ("RICO") and its state law equivalents; state statutory claims; and state common law claims. The cases are typically brought in federal court, where there is subject matter jurisdiction by virtue of the federal antitrust and RICO claims (as well as diversity of citizenship of the parties in many cases).98

         Plaintiffs typically allege that "beginning at a time uncertain, but at least as early as the 1950's, and continuing until the present date," defendants entered into a conspiracy in violation of Section 1 of the Sherman Act. (Laborers Complaint, at A 130). More specifically, plaintiffs allege that defendants conspired to eliminate competition, among other things, by restricting the dissemination of information regarding the quality, safety and composition of cigarettes and tobacco products, and particularly, information on the addictive properties of nicotine and other harmful effects of cigarettes and smokeless tobacco; and by eliminating competition among themselves in the research, development, production and marketing of alternative, higher quality, and safer tobacco products. In furtherance of this alleged conspiracy, defendants undertook joint funding and control of trade publications and studies
--------
98 Since the complaints in these actions are "virtually identical," for purposes of this discussion, the Complaint in Laborers Local 17 Health and Benefit Fund v. Philip Morris, Inc. et al., Civil Action No.: 97 CIV 4550 (SAS) (SDNY), ("Laborers Complaint") is taken as being representative of the claims.

regarding the effect of tobacco products on human health and promotion and marketing efforts. The result of this conspiracy, allegedly, was to restrict consumer choice, and to cause consumers to suffer tobacco-related illnesses, and health care payors to assume health care costs relating to tobacco use. Id.

         The claimed effect of the conspiracy was "to raise and stabilize prices, wrongfully increase defendants' profits, restrain and suppress competition in the research, development, production, and sale of alternative products, and standardize the tobacco products manufactured and sold in the United States." Id. at 132. Plaintiffs claim that the conspiracy also increased tobacco-related illnesses and associated health care costs, and artificially suppressed research and treatment of smoking-related illnesses, and that a foreseeable and necessary consequence of defendants' contract has been the cost of medical care for users of defendants' products suffering from tobacco-related illnesses. Plaintiffs claim that medical costs are "inextricably intertwined with the injury defendants sought to inflict on competition in the market for tobacco products and flow directly from the conspiracy to suppress and withhold product information and suppress competition for alternative, higher quality and safer tobacco products." Id. at 132. Plaintiffs allege that the defendants' conduct has resulted in a substantial increase in the cost of medical care for the health plans' participants, which constitutes an injury to the business or property of plaintiffs. Id. at 133. Finally, plaintiffs allege that an express purpose and effect of defendants' conspiracy was to affect the health care market by shifting payment of the costs of medical care for tobacco-related illnesses on health care payors and preventing the assumption of those costs by defendants. Id. at 135-36.

         Plaintiffs also allege a conspiracy to monopolize the tobacco market in violation of Section 2 of the Sherman Act by stifling entry of new competitors and suppressing new product development.99
--------
99 Often, plaintiffs assert claims under parallel provisions of state antitrust laws. Since the substantive provisions of most states' antitrust laws closely parallel the Sherman Act, those claims do not survive when the Sherman Act claims fail. See Kentucky Laborers, 24 F. Supp. 2d 755 (W.D. Ky. 1998).

         The Racketeer Influenced and Corrupt Organizations Act ("RICO"), makes it unlawful, inter alia,

                  for any person who has received any income derived, directly or indirectly, from a pattern of racketeering activity . . . to use or invest, directly or indirectly, any part of such income, or the proceeds of such income, in acquisition of and, interest in, or the establishment or operation of, any enterprise which is engaged in, or the activities of which affect, interstate or foreign commerce.

18 U.S.C. Section 1962(a). Section 1962(c) makes it "unlawful for any person employed by or associated with any enterprise . . . to conduct or participate . . . in . . . such enterprise's affairs through a pattern of racketeering activity." Section 1962(d) also makes it unlawful to conspire to violate Section 1962(a) or (c).

         For purposes of their Section 1962(a) claim, plaintiffs allege that the "enterprise" (within the meaning of 18 U.S.C. Section 1961(4)) is either the Tobacco Institute and The Council for Tobacco Research - U.S.A., Inc. ("CTR"), (formerly the Tobacco Institute Research Committee ("TIRC")), or, in the alternative, each Defendant. For purposes of their claim under Section 1962(c), plaintiffs allege that the Tobacco Institute and CTR (formerly TIRC) have each constituted an "enterprise," and have together constituted an "enterprise"--the "Public Relations Enterprise"--within the meaning of 18 U.S.C. Section 1961(4). See Joint Appendix on Appeal, Plaintiffs' RICO

Statement in Laborers Local 17, 6(a) at A 313.100 More specifically, plaintiffs claim that
--------
100 Plaintiffs in Laborers Local allege: "[e]ach enterprise, including the Public Relations Enterprise, is an ongoing organization whose constituent elements function as a continuing unit in maximizing the sales of tobacco products, misleading the public and regulators as to the health hazards of tobacco products, suppressing the truth concerning the addictive properties of nicotine and of the Tobacco
         Companies' manipulation of nicotine levels, and carrying out other elements of Defendants' scheme, including shifting the costs of health care for smoking-related injury, disease and illness onto others. Each enterprise, including the Public Relations Enterprise, has an ascertainable structure beyond the scope of Defendants' predicate acts and their conspiracy to commit such acts. Each enterprise . . . exists separate and apart from Defendants. Each enterprise . . . has engaged in, and its activities have affected, interstate and foreign commerce." Id. at 119-120.

the Public Relations Enterprise was born at an industry strategy meeting on December 15, 1953, when the participants (representatives of American, RJR, Philip Morris, Lorillard, Brown & Williamson, UST and a public relations firm Hill & Knowlton) agreed to form an organization "to orchestrate a public relations campaign to protect their cigarette market from the perceived threat posed by adverse medical reports." Id. at A 120. Plaintiffs claim that each defendant helped "conduct . . . each enterprise's affairs through a pattern of racketeering activity in violation of 18 U.S.C. Section 1962(c)" from 1953 through the present. Id.

         A "'[p]attern of racketeering activity 'requires at least two acts of [specified] racketeering activity . . . within two years" 18 U.S.C. 1961(5). Plaintiffs allege that defendants engaged in "multiple predicate acts of
racketeering"   including  mail  and  wire  fraud  in  violation  of  18  U.S.C.
SectionSection 1341 and 1343,101 as well as obstruction of justice in the form of threatening and
--------
101 In particular, plaintiffs claim that defendants engaged in schemes to defraud members of the public, including plaintiffs and members of the class and their participants and beneficiaries by suppressing information regarding the health consequences associated with smoking, as well as fraudulent misrepresentations and omissions "reasonably calculated to deceive persons of ordinary prudence and comprehension."

         Plaintiffs claim that defendants' misrepresentations and fraudulent concealment of material facts include but are not limited to: misrepresentations and fraudulent concealment of the addictive nature of nicotine and adverse health consequences of tobacco products; misrepresentations and fraudulent concealments that such health effects of addictiveness were unknown or unproven; misrepresentations and nondisclosures as to their ability to manipulate and the manipulation in nicotine levels and addictive qualities of cigarettes; misrepresentations that they would provide the public and governmental authorities with objective, scientific information regarding all phases of smoking and health; and fraudulent concealment of certain aspects of smoking and health, including the availability of safer cigarettes and less-addictive cigarettes.

         Id. at A 121-22.

intimidating a witness in violation of 18 U.S.C. Section 1512, and threatening to retaliate against a witness, in violation of 18 U.S.C. Section 1513. See id. at A 120-24.

         With respect to their claims under 18 U.S.C. Section 1962(a) and (d), plaintiffs claim that these racketeering activities generated income for defendants because they contributed to the suppression and concealment of scientific and medical information regarding the health effects of smoking, the manipulation of nicotine to create and sustain addiction to defendants' products, the targeting of teenagers and children with marketing and advertising designed to addict them at an early age, all to protect and ensure continued sales of cigarettes and other tobacco products and to avoid and shift smoking-related health costs. Id. at A 128. Plaintiffs further allege that defendants have used their illicit proceeds in the acquisition of an interest in, or the establishment or operation of, each enterprise in violation of 18 U.S.C. Section 1962(a). Id. Plaintiffs allege that each defendant conspired to violate 18 U.S.C. Section 1962(a) and (c), in violation of 18 U.S.C. Section 1962(d).

         Plaintiffs claim that they have been injured in their "business or property" by reason of defendants' violations of 18 U.S.C. Section 1962(a) and
(d) in that they

         have been required to incur significant costs and expenses attributable to tobacco-related diseases; have been unable to participate in a market for alternative safer or less addictive cigarettes or smokeless tobacco, or to advise, suggest, promote, subsidize or require their participants or their beneficiaries to choose to use alternative products such as safer or less addictive tobacco products; and have not been as effective as they would otherwise have been in helping in causing their participants and beneficiaries to choose not to use hazardous tobacco products.

Id. at A 129.

         Third-party payors typically bring statutory claims based on state unfair trade practices acts, consumer protection acts, RICO and state antitrust statutes. These latter claims are very similar to federal RICO and antitrust claims.

         The state common law claims include fraud, intentional breach of special duty, breach of warranty, unjust enrichment, intentional misrepresentation, and indemnity. Plaintiffs' breach of special duty claim asserts that defendants undertook a special duty to protect the public's health and then breached this duty by failing to disclose the truth about the health effects of smoking and resisting efforts to control tobacco use. See Stationary Engineers, 1998 WL 476265 at *13. In their unjust enrichment claim, plaintiffs argue that they have paid, and continue to pay, the medical expenses incurred by their participants for the treatment of tobacco-related diseases that defendants should have had to pay. New Jersey Carpenters, 17 F. Supp.2d 324 at 343.

         In Laborers and most other actions, plaintiffs have not named Holdings as a defendant and do not allege that Holdings directly participated in either the alleged antitrust or RICO conspiracies or the RICO enterprise. In Laborers, plaintiffs alleged the following with respect to Reynolds:

         1)       That in 1964, Reynolds' chairman,  Bowman Gray, told Congress:
                  "If it is proven that cigarettes are harmful, we want to do something about it, regardless of what somebody else tell us to do. And we would do our best. It's only human." Plaintiffs claim that this statement renewed and repeated the deceptions of the 1954 "Frank Statement to Cigarette Smokers." Id. at
                                                           --
                  A 78.

         2) That in 1984, Reynolds placed an advertisement in The New York Times stating: "Studies which conclude that smoking causes disease have regularly ignored significant evidence to the contrary." Id. at 80. Other, similarly deceptive advertisements, were allegedly placed in newspapers by RJR. Id. at A 110-111.

         3) That RJR, along with the other defendants, agreed not to perform research on smoking and health on their own in an agreement referred to as the "Gentleman's Agreement." Id. at 81.

         4) In the 1960s, Reynolds established a facility in Winston-Salem, North Carolina, to research the health effects of smoking using mice. In the facility nicknamed the "Mouse House,"
                  Reynolds scientists researched a number of
                  specific areas, including studies of the actual mechanism whereby smoking causes emphysema in the lungs.  Plaintiffs claim that
                  the Reynolds lab made significant progress in understanding the mechanism, but subsequently disbanded the entire research division in 1970 and fired all 26 scientists without notice.  Id. at
                                                               --
                  A 87.

         5) Reynolds subsequently failed to disclose any of the work done at the "Mouse House." Id. at A
                  88.

         6) In a 1972 document entitled "RJR confidential research planning memorandum on the nature of the tobacco business and the crucial role of
                  nicotine therein," a Reynolds executive wrote
                  that the tobacco industry is a "specialized,
                  highly ritualized . . . segment of the
                  pharmaceutical industry.  Tobacco products
                  uniquely contain and deliver nicotine, a potent drug with a variety of physiological effects." Id.
                                                                  --
                  at A 95.

         7) RJR intended to target youth in their advertisements, as admitted by a former "Winston Man" for Reynolds' Winston in his testimony before Congress ("I was clearly told that young people were the market that were going after.") Similar evidence can be found in an RJR "Youth Target" study conducted to determine the value systems of young men and women and to "provide marketers and policy makers with an enriched understanding of the mores and motives of [young adults]" to be used in advertising. Id.
                                   --

         There are a variety of other allegations that apply to all tobacco company defendants, including Reynolds.

         3.       Remedies

         A defendant is liable for three times the damages that a plaintiff actually sustains to "his business or property by reason of anything forbidden in the [federal] antitrust laws," together with "the cost of suit, including a reasonable attorney's fee." 15 U.S.C. Section 16. A court, in its discretion based upon certain statutory factors, may also award "simple interest on actual damages" from the date on which the complaint was served. Id. Defendants are jointly and severally liable for violations of the antitrust laws, and there is no right of contribution among defendant tortfeasors. Texas Industries v. Radcliff Materials, Inc., 451 U.S. 630 (1981).

         Similarly, a "person injured in his business or property by reason of a violation of [RICO] is entitled to treble damages, and "cost of the suit, including a reasonable attorney's fee." 18 U.S.C. Section 1964(c).

         State  antitrust,   RICO  and  unfair  trade  practice   statutes  also
frequently provide for remedies of multiple damages and attorneys fees. In many states, punitive damages may be awarded for common law fraud.

         4.       Class Actions

         Suits by employee welfare benefit plans are most frequently brought as class actions on behalf of all similarly situated employee benefit plans in the given state. Courts are often reluctant to certify classes across state lines because, among other things, it may require the application of different states' laws to the claims of different plaintiffs which reduces the utility of the class mechanism for dealing with the claims and greatly adds to the complexity of the litigation.

         Although the plaintiffs maintain that each class member has suffered similarly as a result of the acts of the defendants, to the extent that the claims are predicated on an alleged fraud, there are individual issues of reliance and damages. Iron Workers, 182 F.R.D. 523, 536 (N.D. Ohio 1998). Nonetheless, in Iron Workers, the Court granted plaintiffs' motion for class action certification of a class of 117 employee benefit plans in the Sate of Ohio, holding that difficulties in proving individual reliance do not preclude class certification. Id. Defendants argued that individual legal and factual issues predominated, and that plaintiff funds could not show typicality because plaintiffs must show a statement or omission, justifiable reliance and damages. Id. at 533-34. Since certain fund trustees had testified indicating unawareness of defendants' representations and because certain trustees had testified indicating that they would not have changed their decisions if they had knowledge of defendants' purported misrepresentations, the defendants argued plaintiffs' claims were not typical. The court held that with respect to the antitrust claims "knowledge, consent or reliance are not defenses and do not affect proximate cause. Therefore, for purposes of evaluating plaintiffs' antitrust claims, statements and justifiable reliance are not relevant, and do not limit the availability of class certification." Id. at 533.

         5.       Principal Defenses

         As noted above, defendants have made dispositive motions with respect to these payor complaints and have succeeded in having the complaints dismissed in whole or in significant part. The principal issues addressed in these motions are as follows:

                  a.       Standing/Remoteness/Proximate Cause

         Defendants have argued with considerable success that third-party payors cannot recover for remote and derivative injuries allegedly caused by the tobacco industry.

         In order to determine whether the plaintiff has standing to bring an antitrust claim, the court must consider: 1) the causal connection between the antitrust violation and the plaintiff's injury; 2) the nature of the plaintiff's injury and whether it is the type of activity sought to be redressed under the antitrust laws; and 3) the speculative nature of the plaintiff's claim for damages and the potential for duplicative recovery or complex apportionment of damages. Associated General Contractors of California v. Carpenters, 459 U.S. 519, 537-46 (1983). Applying these factors, antitrust standing has generally been limited to market consumers and competitors. See, e.g., Stationary Engineers Local 39 Health & Welfare Trust Fund v. Philip Morris, Inc., No. C-97-01519, 1998 WL 476265 *7 (N.D. Cal. 1998) ("Stationery
Engineers") ("Because plaintiffs are neither competitors nor consumers in the tobacco market, they lack standing to maintain their antitrust claims."); Teamsters Local 734, at *7 ("[t]he [third-party payors] never allege that they purchased the defendants' products, and [they] obviously were not market competitors. Furthermore, the causal connection between the [third-party payors'] injury and the alleged antitrust injury is riddled with rank speculation and thus barred by proximate cause."); see also Laborers, 7 F. Supp. 2d at 290 (plaintiffs were neither the "direct targets" nor within the "target area" of the claimed antitrust violations). As the Third Circuit held:

    All of these parties--non-smoking Fund participants, unions, union members, employers--can claim to have suffered some injury arising out of the tobacco companies' conduct. At some point, however, the causal link between defendants' actions and the negative effects that eventually result is not proximate enough to meet the prudential requirements of antitrust or RICO standing.

Steamfitters' Local 420, at *56-57.

         Although similar principles of proximate causation limit the parties with standing to bring RICO claims. Nonetheless, a number of courts have held that plaintiffs lacked standing to assert antitrust claims, but found that they did have standing to assert RICO claims. Laborers, 7 F. Supp. 2d at 289; Kentucky Laborers District Council Health and Welfare Trust Fund v. Hill & Knowlton, 24 F. Supp. 2d 755 (W.D. Ky. 1998); New Jersey Carpenters
Health Fund, et al. v. Philip Morris, 17 F. Supp. 2d 324 (D.N.J. 1998).

                  b.       "Business or Property"

         Both RICO and the antitrust laws permit recovery only for damages to the plaintiff's "business or property." The tobacco companies have moved to dismiss these claims on the grounds that the damages claimed are not to the payor's "business or property" but, instead, are derivative of plan participants' physical injuries. In some cases, this argument has been successful in its own right or as part of an argument that the plan's damages are too remote to confer standing since there are other parties (e.g., participants) with more proximate claims. See, e.g., Southeast Florida Laborers District Health and Welfare Trust Fund v. Philip Morris, No. 97-8715, 1998 WL 186878 at *4 (S.D. Fla. 1998); Stationary Engineers, at *3. Even where this argument has not been successful, it has caused the Court to circumscribe plaintiffs' potential damages to avoid an award that would duplicate the claims of plan participants. See, e.g., Laborers, 7 F.Supp.2d at 283.

                  c.       Absence of Special Duty

         Drawing upon Sections 323 and 324A of the Restatement of Torts (Second), most third-party payor lawsuits allege that defendants assumed a special duty to conduct and report medical research and that they breached this duty by suppressing research data. See 1998 WL 849528, *1102 ; see also Oregon Laborers, 17 F. Supp.2d 1170, 1182 (D. Or. 1998). Defendants argue,
--------
102      As  part  of  its  alleged  campaign,  the  Tobacco  Industry  Research
         Committee (TIRC) published a "Frank Statement to Cigarette Smokers" ("The Frank Statement"), appearing in 448 newspapers nationwide. The Frank Statement denied the reports which linked smoking to lung cancer and thereby, according to the third party lawsuits, assumed a special duty to the public by promising to engage in medical research "into all phases of tobacco use and health." Id.; see also City and County of San Francisco v. Philip Morris, Inc., 957 F. Supp. 1130 (N.D. Cal. 1997). Plaintiffs typically allege that by issuing statements, beginning with the "Frank Statement" defendants assumed a special duty to conduct research and provide complete and objective information about smoking and health.

however, that the tobacco industry did not assume any special relationship with third-party payors, since the latter neither consumed tobacco products nor relied on the statements and therefore could not be harmed by either one. Id. A number of courts have dismissed this claim because they hold that physical harm is a necessary element under Oregon Laborers at 1182; see also New
Jersey Carpenters Health Fund, et. al. v. Philip Morris Inc., et al., 17 F. Supp.2d (D.N.J. 1998) (dismissing special duty claim and noting that New
Jersey common law does not require physical harm to maintain a special duty cause of action).103 However, in some jurisdictions, including New York and California, physical harm is not a requisite element of the claim. Stationary Engineers, 1998 WL 476265, *13 (N.D. Cal. 1998); 7 F. Supp. 2d 277
(S.D.N.Y. 1998) (holding that plaintiffs are not required to allege that defendants have caused them physical harm.)

         6.       Damages

         In pre-trial decisions, courts have expressed skepticism about estimating damages in suits by third-party payors. For example, in Texas Carpenters Health Benefit Fund v. Philip Morris, Inc., the Court stated:

                  Under the [plaintiffs'] theory of recovery, it would be extremely difficult, if not impossible, to determine the damages attributable to Tobacco's conduct. A multitude of variables seriously undermine any real ability to properly assign an amount to this measure of damages. First, it would be necessary to determine what
--------
103 In addition, the court found that by simply issuing the public statements, such as the "Frank Statement", defendants did not assume a special duty. Id. at 342.

                  action the [plaintiffs] would have taken to curb tobacco use. The Court would then have to evaluate the effect of hypothetically implemented preventive measures. Then the Court would have to determine which costs are attributable to the failure to implement such preventive measures. There is also the problem of identifying which costs were incurred treating tobacco related illnesses (as opposed to other health problems). The Court is skeptical that any meaningful figure could be reached that would reflect this figure (if one even exists). Such speculative theories do not lend themselves to credible reduction to mathematically-precise terms.

         Similarly, the Court in New Jersey Carpenters, noted: "The speculative and hypothetical nature of the Funds' asserted damages may also prove highly problematic." 17 F. Supp.2d 324, 335 (D.N.J. 1998). The Court noted that in order to determine the damages, it would be necessary to determine what impact the funds' hypothetical steps would have had on the smoking habits of their participants, had they been hypothetically implemented. Id. ("Even though precision is not required, the funds must still prove their damages with 'a reasonable degree of certainty.' . . . 'Damages which are merely speculative and contingent are not recoverable.'" (citations omitted)).

         a.       Plaintiffs' Damages Model and Defendants' Criticism of the
                  Model

         The plaintiff employee benefit plans attempt to estimate their damages using a mathematical model developed by Dr. Jeffrey Harris. The damage model attempts to measure the impact of defendants' alleged misconduct on the employee benefit plans by analyzing three factors: (i) the "proportion of persons who ever smoked" ("the 'p' factor"); (ii) the "relative risk" ("the 'r' factor"); and (iii) the 'proportion of ever-smokers who have ever quit" ("the 'q' factor"). Dr. Harris compares his p, q and r estimates for the real world against his estimates for those same values in a hypothetical world in which there is a "safer" cigarette. One of Dr. Harris' more salient theses is that the value of "q" -- the ratio of former smokers to ever smokers -- would have increased at a rate between 1.8 and 4.1 times faster had more information about the health risks of smoking been available.

         To arrive at the economic damages, Dr. Harris derives "estimates of the proportion of total smoking-attributable expenditures that were caused by" defendants' alleged anti-competitive misconduct. He then multiplies those estimated proportions by the Roberts/Dement model's national estimates of employee benefit plan tobacco-related healthcare expenditures.

                  b.       Defendants' Counter-Argument

         In Iron Workers, defendants unsuccessfully sought to exclude this damage model testimony as inherently unreliable under Daubert v. Merrell Dow Pharmaceuticals, Inc., 509 U.S. 579 (1993), cert. denied, 516 U.S. 869 (1995) on the following four grounds. Although these arguments did not convince the Court to exclude the testimony before trial, the arguments suggest some of the points of attack on the model that would be developed further at trial through cross-examination and rebuttal testimony.

                  1)       Even though  plaintiffs  employ the model to estimate
                           health-care  expenditures,   the  model  makes  those
                           estimates based on death statistics.

                  2) The model fails to control for other known risk factors (e.g. high cholesterol) for the diseases in the model, which creates an obvious risk of "over-attributing" the occurrence of certain diseases to smoking.

                  3) For one of its primary inputs, the model improperly relies on data from a study of a population that is different--and demographically distinct--from the population of fund participants whose expenditures plaintiffs seek to recover.

                  4)       The   model    uses    subjective    judgments    and
                           scientifically invalid methods to fill in huge gaps left by missing data.


                  c.       The Iron Workers Damages Claim

         Iron Workers provides insight into the alleged magnitude of these claims under the plaintiffs' damages model. Ohio-based multi-employer trust funds, by one estimate, pay health care costs of approximately 450,000 persons. Iron Workers, 29 F. Supp.2d at 804. Plaintiffs offered expert testimony to show costs that the trusts paid to treat tobacco-related illnesses suffered by their beneficiaries. Plaintiffs' expert gave the opinion that the six named plaintiffs suffered damage of $58 million, with an extreme confidence range of $34 million to $92 million. Id. at 821. He also gave the opinion that absent class members suffered damage of $386 million, with an extreme confidence range of $234 to $595 million. Id. Combining these totals, the aggregate damages due to the defendants' alleged misconduct for the period 1972-2007 would be $444 million, with an extreme confidence range of $268 million to $687 million. Id.

                  d.       Statute of Limitations and Tolling for Fraudulent
                           Concealment

         The antitrust laws and RICO permit the recovery of damages only for the four-year limitations period preceding commencement of the action. To enlarge the damage period, and to make conduct preceding Government warnings relevant, plaintiffs maintain that the tobacco defendants knowingly and fraudulently concealed the true facts about the negative effects of smoking. Some courts have held that defendants' alleged conduct tolled the statute of limitations. See City and County of San Francisco at *8; Stationary Engineers at *12. ("Although information was developed and disseminated [since the 1950s] which suggested that defendants' stated beliefs were false, it does not appear to the Court to trigger inquiry notice so as to begin running the statute of limitations for the fraud cause of action. Plaintiffs cannot reasonably be expected to have known from the existence of a warning label that defendants had been actively suppressing information and making affirmative misrepresentations for decades.")

                  e.       "Pass Along" Defense

         Defendants argue that, to the extent that the industry's wrongdoing resulted in higher healthcare costs for the third-party payors, those costs were "passed along" either to plan participants or employers and, consequently, the third-party payor did not sustain any actual damage. The Supreme Court has held that the fact that a purchaser "passed-along" its increased cost does not bar an antitrust claim. Hanover Shoe, Inc. v. United Shoe Mach. Corp., 392
U.S. 481, 88 S.Ct. 224 (1968). However, in more conventional antitrust cases, with minor exceptions, only a direct purchaser may maintain an action.
Illinois Brick Co. v. Illinois, 431 U.S. 720 (1977).

         As grounds for a dispositive motion, this argument has had limited success. As a general matter, in private antitrust cases (after which the civil remedies of RICO were modeled), a "pass-along" defense is not recognized.

         On a motion for summary judgment in Iron Workers, 29 F. Supp.2d 801 (N.D. Ohio, Nov. 23, 1998), defendants argued that any higher health care costs resulting from defendants' conduct were covered by higher contribution rates that employers paid to the funds. Defendants argued that lower costs would have meant lower employer contributions with no benefit to the plaintiff funds. Id. at 823. The Court rejected defendants' argument, noting that "there was not a guaranteed absorption of increased costs by employers and increased costs stop the plaintiff funds from using their assets for other purposes, including the building of reserves."

         However, a similar argument met greater success in Seafarers Welfare Plan v. Philip Morris, Inc., No. 97-2127, 1998 WL 723158 (D. Md. 1998),
where the Court held that trust funds suffer no direct injury at all because such funds merely administer money provided by others, namely, employers.

         7.       Iron Workers

         As noted previously, in Iron Workers, a federal jury in Akron ruled in favor of the defendant tobacco manufacturers on all claims. This action was a class action by 117 employee benefit plans in the State of Ohio seeking approximately $2 billion in damages. Apart from being significant as a defense verdict in the only payor case to have gone to trial, Iron Workers was significant because so many pre-trial motions had been decided in plaintiffs' favor and plaintiffs still failed to persuade a jury.

         Judge Gwin denied virtually all of defendants' motions to dismiss, holding that: 1) plaintiffs made a sufficient showing of standing and proximate cause to withstand a motion to dismiss the RICO claims on grounds of remoteness; 2) trusts had standing to sue under the Ohio Pattern of Corrupt Activity Act regardless of whether they suffered direct injury; 3) trusts had sufficiently alleged antitrust injury and standing with respect to claims that the defendants conspired to stop the development of safer cigarettes; and 4) trusts sufficiently stated a cause of action for civil conspiracy under Ohio law. See Iron Workers, 23 F. Supp. 2d 771 (N.D. Ohio. Sep 10, 1998). Judge Gwin also declined to dismiss all of plaintiffs' fraudulent concealment claims.

         8.       Cases on Appeal

         The Third Circuit affirmed the dismissal of the complaint in Steamfitters Local 420 and at least three other appeals are currently pending. It is also reasonable to assume that plaintiffs will appeal from the decision in Iron Workers.104
--------
104 Industry analysts had opined that the industry's success to date in having federal courts dismiss union claims prior to trial should increase the industry's confidence that an adverse trial verdict would eventually be reversed on appeal. See Tobacco: Review & Analysis of 3rd Party Payer Lawsuits, Morgan Stanley, Dean Witter, Industry Report, January 8, 1999 at 5. This reasoning would apply with still greater force with respect to the likelihood of the Iron Workers verdict being sustained on appeal. This is particularly the case since, as discussed, so many of the pretrial rulings were in plaintiffs' favor that plaintiffs' would be hard-pressed to show that their case was constrained by improper adverse rulings.

         1. Steamfitters Local Union No. 420 Welfare Fund v. Philip Morris, Inc., 1999 U.S. App. LEXIS 5624 (3d Cir. March 29,
                  1999)

         On March 29, 1999, the Third Circuit affirmed the dismissal of the complaint. The Court dismissed the antitrust and RICO claims on the grounds that the injuries which plaintiffs suffered were too remote to confer standing. The Court similarly held that plaintiffs' damages from the claimed fraudulent misrepresentation were too remote to be compensable. The Court further held that plaintiffs did not state claims for a breach of a special duty or unjust enrichment under Pennsylvania law.

         2. Laborers Local 17 Health and Benefit Fund v. Philip Morris, Inc., et. al., 7 F. Supp.2d 277 (S.D.N.Y. 1998).

         The court in Laborers dismissed the state and federal antitrust claims, and the state unjust enrichment claim, allowing the RICO claim, as well as the fraud and special duty claims to go forward. The court held that the funds' allegations that tobacco companies proximately caused harm to the funds were sufficient to defeat the tobacco companies' motion to dismiss for failure to state a claim.

         In denying the defendants' motion to dismiss the RICO claim, the court found that the plaintiffs' showing of factual and proximate cause was sufficient to survive a motion to dismiss.  Id. at 287.  In addition, the court
found that plaintiffs fell within RICO's protected "zone-of-interests".   Id.
Since an alleged object of defendants' conduct "was the avoidance and shifting of tobacco-related health care costs onto others, including Plaintiffs", the court agreed that plaintiffs were the "direct targets" of the racketeering scheme. Id. at 287-88. In contrast, the court dismissed plaintiffs' antitrust claim, holding that "although plaintiffs have alleged an antitrust violation, their antitrust claims must be dismissed because plaintiffs are not 'within that area of the economy . . . endangered by [that] breakdown of competitive conditions.'" Id.

at 289. Plaintiffs thus lacked standing to pursue the claimed antitrust violation. Id. at 290.

         Unusually, the Court certified its decision for interlocutory review, pursuant to 28 U.S.C. Section 1292(b), and the Second Circuit agreed to hear the appeal. The appeal has been fully briefed.

         3. Oregon Laborers-Health Welfare Trust Fund v. Philip Morris, Inc., No. Civ. 97-1051, 1998 WL 544305 (D. Or. 1998).

         The court dismissed the complaint on the following grounds: 1) the chain of causation between injury to plans and tobacco companies' alleged Sherman Act violations was too speculative and tenuous to withstand scrutiny under the standing element of the proximate causation doctrine; 2) plans' injuries from companies' alleged violations of state and federal RICO statutes were too remote; 3) plaintiffs lacked standing to maintain claims under the Oregon Unfair Trade Practices Act; 4) plaintiffs' alleged injuries due to tobacco companies' statements, allegedly intended to cause plaintiffs to forego efforts to curb tobacco use among their members, were too remote; and 5) plaintiffs failed to allege that there was any special relationship between them and tobacco companies, as was required to state a cause of action for breach of assumed duty to conduct and report medical research.

         An appeal to the Ninth Circuit was filed on October 27, 1998. No substantive rulings have been made yet.

         4. Regence Blueshield v. Philip Morris, Inc. No C98-559R (W.D. Wash. 1999).

         Plaintiffs in Regence Blueshield are fifteen Blue Cross and/or Blue Shield health care insurance plans operating in several different states. In granting defendants' motion to dismiss, the District Court did not address the merits of plaintiffs' claims individually. However, as to all claims, it held:

                  The plaintiffs advance multiple theories of liability against the defendants. Before the court reaches any of these theories, the plaintiffs must be able to establish that they have standing to bring this lawsuit. As a requisite to standing, they must be able to prove that the defendants' actions were the proximate cause of their damages. Since the plaintiffs cannot establish this element, they lack standing to bring this action and their claims must be dismissed as a matter of law.

Id. at 5.

         An appeal to the Ninth Circuit was filed on March 1, 1999. No substantive developments have taken place.

         9.       Econometric Valuation

         In the Minnesota state Medicaid settlement, the only third party suit settled to date as discussed earlier, the state of Minnesota received $6.1 billion. Of this, $469 million was received by Blue Cross/Blue Shield of Minnesota as its share. With 1.7 million individuals under its health insurance coverage, this amounted to $275.88 per insured. Assuming this settlement were to be extended to other private insurers, extrapolating the per insured reimbursement for Blue Cross to all private insurers, we can arrive at an estimate that represents the potential liability for the tobacco industry.

         According to 1997 figures from the U.S.  Census  Bureau,105  there were
226.17 million people who had some type of health insurance coverage.  Of these,
158.54 million (70.1%) were insured by some type of private health plans mostly through their employer. About 56 million (24.8%) were in government plans such as Medicare, Medicaid and military sponsored health plans. For the purpose of this estimate, only persons who were insured with private insurers were included, and the 1.7 million persons covered by Blue Cross/Blue Shield of Minnesota were excluded because their liabilities were extinguished by the settlement. Thus, there are 224.47 million persons under private plans. Extrapolating from the per capita reimbursement of $275.88 in
--------
105      Source:  U.S. Census Bureau, Current Population Survey, March 1998.

the Minnesota settlement to this set of insureds yields a total value of $61.93 billion dollars, if the potential claims of all insurers were extinguished in the same manner as the one third party case which has been settled.

         If third-party law suits brought by private insurers are as equally ineffective in the future as in the past, then the potential liability for the tobacco industry is zero, not counting the litigation costs. The potential liabilities arising from the third party claims cannot be projected from the one settlement to date -- a settlement which also received an incalculable benefit by being brought forward with the state Medicaid claim because that claim posed an extreme threat to the industry and therefore lent great strength to the third-party payor claim. In the wake of the state settlements, no other third-party payor claim will be similarly benefited.

         Given the number of dismissals of third party claims and the weaknesses of the cases, it is probable that most if not all cases will fail. However, given the chance that there would be one or more plaintiff verdicts in the future, we have included $15 billion in the upper end estimate.


C.       ASBESTOS LITIGATION

         1.       Theories of Liability

         Asbestos claimants were exposed to asbestos in the workplace, which unlike tobacco exposures, were not related to their own choices. Health studies have found a synergistic link between cigarette smoking, asbestos exposure, and lung cancer. As early as 1972, it was reported that a person who was exposed to asbestos and who smoked had a 9 times greater risk of getting lung cancer than a person exposed to asbestos who did not smoke.106 Other studies have found similar results.
--------
106 Hammond, E. and Selikoff, I., Relation of cigarette smoking to risk of death of asbestos-associated disease among insulation workers in the United States." Mt. Sinai School of Medicine of the City University of New York, 1972.

         Based on this scientific evidence, asbestos health claimants have unsuccessfully attempted to sue tobacco companies for tobacco's role in causing and aggravating the claimants' asbestos related ailments. Asbestos plaintiffs had more success in suing the makers of Kent cigarettes, which was not an RJR product. The filters of Kent cigarettes contained asbestos, and some smokers have won suits that claimed that the filters caused an asbestos related disease.107

         In 1997, however, a new wave of litigation was begun when Raymark Industries, a major asbestos defendant, sued the tobacco industry.108 Suits have also been filed by Owens Corning, which had a major market share of asbestos products (and asbestos liability), and the Manville Trust which was established in the Manville bankruptcy to receive and process claims. Each of these suits names RJR Nabisco or its tobacco subsidiary as a defendant and seeks for the tobacco industry to pay at least half of its asbestos liability.109 The Owens Corning suit is joined by 22 individual plaintiffs and also seeks $250 million in punitive damages.110 Efforts to dismiss the Manville suit have been denied, and the case is still pending.111 David Austern, general counsel
--------
107 "California Court Affirms $140,000 Verdict Over Kent Filters." Mealy's Litigation Report: Asbestos, September 21, 1998 pp. 15-16.
108 "Asbestos Firm Sues Tobacco Giants." Brendan Murray, Atlanta Constitution September 22, 1997
109 "It's Asbestos v. Tobacco." by Bob Van Voris, The National Law Journal (p. A06) Monday, November 24, 1997.
110      "22 Mississippi Plaintiffs, OC File Amended Complaint Against
         Tobacco, Asbestos Defendants." Mealy's Litigation Report: Asbestos, October 16, 1998 pp. 15-16.
111      "Judge Won't Dismiss Manville Trust's Action But Limits Discovery
         To a Show of Damages." Mealy's Litigation Report: Asbestos, July 17, 1998 pp. 29-30.

of the Manville Trust, has been cited as saying that tobacco's share of the trust's liability is at least $10 billion.112

         2.       Measuring Tobacco's Share of Asbestos Liability

         While the evidence that the asbestos industry plans to use to support its claimed tobacco liability is not known, there have been studies that address this issue. Janet Hughes, Ph.D. and Hans Weill, MD measured the tobacco share of asbestos related lung cancers in an unpublished paper. They calculated that blue collar workers that smoked had a 13.5 times greater risk of lung cancer than a blue collar worker that did not smoke, and a worker exposed to asbestos who did not smoke had a 2.5 times greater risk of developing lung cancer than someone who was not exposed to asbestos and did not smoke. However, when a worker exposed to asbestos was also a smoker, the risk of developing lung cancer was 34 times greater than a blue collar worker who neither smoked, nor had asbestos exposure.

         The implication of this is that out of every 34 asbestos lung cancer claims, 1 could be a background lung cancer attributable to other causes, 1.5 could be attributed to asbestos exposure alone, 12.5 could be attributed to cigarette smoking alone, 19 could be attributed to the combined affect of smoking and asbestos exposure.

         In a separate study, Suzuki113 found that over 99 percent of the studied population of asbestos insulation workers with lung cancer were smokers. A methodology the asbestos companies could employ in assessing value would be to ask for contribution of 50% of their liability related to lung cancer. In this methodology asbestos companies would not attempt to apportion contribution based on risk factors, but would simply assume that both asbestos
--------
112      "Attorneys Debate Issue of Bringing Tobacco Defendants Into
         Asbestos Litigation." Mealy's Litigation Report: Asbestos, September 21, 1998 pp. 17-18.
113 "Pathology of Lung Cancer Among Asbestos Insulation Workers." Y. Suzuki and I.J. Selikoff. Mt. Sinai School of Medicine, New York,
         NY 10029.

exposure and tobacco were causative, and that the liability should be equally shared.

         In addition to its other defenses, tobacco companies could argue that contribution levels sought are unreasonable. Tobacco could argue that asbestos defendants have not had to pay for tobacco-related injuries since the asbestos defendants have won many cases brought by cancer claimants based on the defense that the individual smoked and the cancer was caused by tobacco. In many other cases, awards have been lowered based on apportioning risk attributable to smoking. Settling plaintiffs with a long history of tobacco use have often accepted significantly less than those with less history of tobacco use. Therefore, the share attributable to smoking was discounted before awards were made by asbestos companies.

         3.       Estimating the Value of the Tobacco Share of Asbestos
                  Liability

         If the asbestos suits against the tobacco companies continue to fail, the reasonable estimate of asbestos liability for the tobacco industry will remain at zero. However, if these suits are successful, tobacco companies would become liable for some portion of asbestos related lung cancers. Assuming that asbestos companies compensate 20,000 current and past lung cancer claims, and 40,000 expected future lung cancer claims, the tobacco share of asbestos lung cancer liability would be about $5.1 billion (in 1998 dollars) if tobacco liability for asbestos related lung cancer is split evenly with the asbestos industry and the average lung cancer claim against asbestos companies is valued at an average of $400,000.

         As noted earlier, David Austern, the General Counsel of the Manville Trust has estimated tobacco's share of its liability alone at $10 billion. Since Manville historically represented about one third of all asbestos liability it appears that Austern must be including in his estimates Manville payments related to other diseases, including mesothelioma, a rare cancer caused by asbestos exposure, which is valued higher than lung cancer. From our consultations, the Austern estimate appears to be inflated. Our high-end estimate of $5.1 billion represents a reasonable approach to valuing tobacco liability if the plaintiffs are successful in proving tobacco liability for these contribution claims. The most likely estimate based on past history of this type of litigation is $0.

D.       INTERNATIONAL LITIGATION

         1.       Overview

         Suits by Latin American countries were initiated less than a month after the major tobacco companies proposed the MSA as a means of settling State Medicaid actions. "The companies aren't likely to settle the latest suits because that would spur more nations to sue, analysts said."114 It appears that the reason there has been such a barrage of lawsuits by Latin American countries, compared to the small number of European lawsuits, is that U.S. tobacco companies, through subsidiaries, have long controlled substantial portions of those markets.115

         Any analysis of international claims raises complex issues of foreign law and choice of law. Such analysis is beyond the scope of this Report, and we express no opinion on any issue of foreign law, or on whether United States or foreign law would apply in any actions brought by or in foreign countries.

         A major obstacle to the foreign lawsuits brought in the United States may be the doctrine of forum non-conveniens, which prevented the Indian government from suing Union Carbide in the Bhopal case more than a decade ago.116 Under the doctrine of forum non-conveniens, a court may choose not to exercise jurisdiction, even where it conceptually exists, if another forum is better able to "serve the convenience of the parties and the ends of justice."117 A forum non-conveniens analysis would require a court to weigh a number of
--------
114 Bloomberg News, December 10, 1998.
115 Portland Oregonian, A5 (January 19, 1999), Washington Post, A12, (January 17, 1999).
116      All Things Considered (December 15, 1998).
117      Union Carbide Corp. v. Aetna Casualty & Surety Co., 212 Conn. 311,
         --------------------------------------------------
         319 (1989).

factors, including the citizenship of the plaintiffs, where the witnesses are located, and the applicable law from which the plaintiffs' claims grow. At this stage, most of our knowledge about these international cases comes from popular media sources, none of which even clarify whether the defendant named in the complaints is Reynolds or Reynolds International. In any event, thus far there appears no reason why Reynolds will be unable to invoke forum non-conveniens.

         According to the terms of the sale announced on March 9, 1999, Japan Tobacco is assuming all of Reynolds International's existing and future litigation liability. Japan Tobacco is considered a monopoly in Japan, with $30 billion in annual sales.

                  a.       United Kingdom

         In February 1999, Britain's first class-action lawsuit against the tobacco industry was dismissed. The suit was the first of its kind in Europe and was watched as a test of strength between Europe's growing antismoking lobby and cigarette makers. Plaintiffs were urged to drop the action by their lawyers after a High Court Judge ruled last month that most of the plaintiffs were barred from suing because their claims were filed too late. In addition, the judge cast doubt on the merit of the plaintiff's claim that defendant manufacturers negligently refused to reduce tar levels in cigarettes and to beef up warning labels.

         There appears to be a widespread belief in the U.K. and Europe that smoking is a matter of personal choice and responsibility. Britain's dismissal of the class-action lawsuit is likely to further discourage legal action across Europe against Big Tobacco.118 However, there are still a number of European suits pending.
--------
118 Ernest Beck, "Collapse of Tobacco Lawsuit in Britain is Setback for Future Actions in Europe", Wall St. J., March 1, 1999.

                  b.       Australia

         Australian lawyers are preparing a class action against three leading tobacco companies on behalf of Australians suffering from smoking-related diseases. At the same time the Australian government is seeking legal advice on whether it could follow the United States and sue tobacco companies for targeting children.

         The action would be lodged in the Australian federal court on behalf of those who have suffered injury because of alleged negligence by WD and HO Wills, Philip Morris and Rothmans. There is no indication that Reynolds or Reynolds International is being considered as a potential defendant. A suit against tobacco companies by the Commonwealth would be unprecedented and may also not be legally possible in Australia.119

                  c.       Canada

         The Government of British Columbia has filed suit in Vancouver courts to cover the health-care costs of treating tobacco-related diseases. The Legislature recently passed a bill that eases the way for the litigation.
Reynolds-MacDonald--Reynolds' Canadian subsidiary--was named as one of the defendants.120 Reynolds' spokesman has announced that the industry has mounted a constitutional challenge to that legislation.121 Attorney General Ujjal Dosanjh did not specify the amount plaintiffs would seek, but said that it could run into billions of dollars. British Columbia said that is spends $260 million a year to treat patients with smoking-related illnesses.122
--------
119      Agence France Presse (March 3, 1999).
120      Nat'l. L. J., A11 (November 23, 1998).
121      Washington Post, January 17, 1999.
122       Nat'l. L. J., supra.

         Class actions have also been filed against Canada's three biggest cigarette manufacturers, including Reynolds-MacDonald Inc.123 Plaintiffs are seeking $1 million each (Canadian) plus aggravated, punitive and exemplary damages from the companies for negligence, product liability, deceit, misrepresentation and conspiracy -- all of which the plaintiffs claim led to their addiction to smoking.124

                  d.       France

         Four tobacco companies, including Reynolds, are the targets of a legal action brought by regional health insurer CAPM for injuries related to smoking. The decision by the tribunal of Saint Nazaire will form the first jurisprudence in France, following several legal cases in the United States. The legal action will be brought by the director of the primary health insurance fund for the Saint Nazaire region.125 CAPM may be asking for damages up to $90 million dollars. The fund spends an estimated 150 million francs ($38.3 million Cdn) a year treating illnesses tied to smoking.126

                  e.       Israel

         Both the Israeli government and Kupat Cholim, the nation's largest health insurance fund, are suing five U.S. tobacco companies for smoking-related illnesses. Reynolds was named as one of the defendants. Dubek, Ltd., Israel's sole tobacco producer was also named.127 Israel is seeking $2 billion in compensation for medical costs, plus punitive damages.
--------
123      Caputo, Roth, Cawardine and Hyduk, v. Imperial Tobacco Ltd.,
         Rothmans, Benson & Hedges, Inc., and RJR-MacDonald Inc., No. 95-CU-82186, Ontario Ct., Gen. Div.
124      Mealy's Litigation Report, Vol. 12, #1, May 7, 1998.
125      Ash (February 19, 1999); Associated Press, (February 16, 1999).
126      National Post (February 16, 1999).
127      Chicago Tribune (September 29, 1998).

                  f.       Marshall Islands

         The Marshall Islands was the first foreign nation to sue the American tobacco companies for "conspiring to addict the citizens of a foreign country to their products."128 The action was brought in the Marshall Islands on October 20, 1997, seeking damages and injunctive relief from tobacco manufacturers and their parent companies. Defendants include American and British tobacco companies. Reynolds was named as one of the defendants. The court ruled that the Marshall Islands has jurisdiction to hear a lawsuit against U.S. and British cigarette manufacturers. The court agreed with plaintiffs that in light of the distributorship agreements, the manufacturer defendants cannot claim they did not purposefully direct their products into the forum. It is unclear from news reports what damages the Marshall Islands seeks.

                  g.       Navajo Nation

         The Navajo Nation Attorney General's Office is reviewing a contract that would give the Branch Law Firm of Albuquerque authority to represent the tribe in a lawsuit and settlement negotiations with the nation's major cigarette makers. The law firm is negotiating with about 200 Indian tribes across the country to represent them. Since the Native American tribes were specifically excluded from the settlement in New Mexico's tobacco litigation ($1.16 billion payment to the state in November 1998), the tribes may sue independently. Based on the tribe's reservation population of 151,000, a settlement could total between $90 million and $151 million paid over 25 years, or $3.6 million to $6 million a year.129

                  h.       Venezuela

A lawsuit was filed on January 28, 1999 in Miami-Dade County Circuit Court naming 18 tobacco companies, affiliated companies and
--------
128 Mealy's Litigation Report, Vol. 12, #16, December 17, 1998; Agence France-Presse (September 6, 1998).
129 Ash (January 18, 1999).

industry institutions.130 Reynolds was named as one of the defendants. The lawsuit will seek "in the billions of dollars" in damages, mirroring the claims of suits filed by smokers and U.S. state and other national governments.131 Defendants are accused of "conspiring to conceal scientific and medical information about the health risks associated with their tobacco products for the sole purpose of ensuring, maintaining and maximizing their profits."132

                  i.       Bolivia

         Bolivia filed suit in state court in Texas in January, 1999, accusing 17 tobacco makers of concealing the dangers of smoking, resulting in exorbitant health care costs for the country. Reynolds was named as one of the defendants. The lawsuit contends that smoking-related illnesses cost the Bolivian government more than $1 billion in the last 35 years. In March 1999, venue was transferred to a federal court in Washington, D.C.

                  j.       Argentina

         Argentina has sued U.S. tobacco manufacturers. It is unclear whether Reynolds was named as a defendant.

                  k.       Panama

         Panama filed suit against U.S. tobacco manufacturers in Louisiana state court. It is unclear whether Reynolds was named as a defendant.

                  l.       Possible Latin American Litigants

         Brazil is preparing to sue U.S. tobacco companies for the cost of treating sick smokers in the amount of $33 billion. Since Brazil, with a population of 164 million, is a vastly larger country than the other Latin American nations that sued, its case potentially could yield much greater
--------
130 Ash (January 28, 1999).
131      Business Day (South Africa) (January 28, 1999).
132      South American Report (March 1, 1999).

damages.133 Colombia and Ecuador are also preparing lawsuits against American tobacco manufacturers.

         2.       Econometric Valuation

         Since Reynolds is selling its international division, any liability related to its foreign sales would presumably follow the division to Japan Tobacco. No attempt has been made to quantify the costs of this type of liability.

E.       INDIVIDUAL LAWSUITS

         1.       Overview

We know of no case proceeding to trial against Reynolds in which a plaintiff alleging personal injury as a result of smoking tobacco has been successful. The contrary is true. As of 1997, Reynolds had not lost a tobacco product liability case in 40 years; and three cases tried against Reynolds from 1997 through 1998 resulted in defense verdicts.134 Industry-wide results are similarly impressive. After four decades of litigation and internal industry disclosures, only six verdicts have come down against a tobacco company. Four have been overturned; appeals are pending in the other two cases.

         In Raulerson v. Reynolds, No. 95-01820-CA, Fla. Cir., Duval Co., a personal injury action in which the plaintiff, a three-pack-a-day smoker, died from lung cancer, the court dismissed claims on the basis of federal preemption, but permitted the plaintiff to continue with claims relating to testing, research practices, inadequate communications and conspiracy. The jury arrived at a verdict in favor of Reynolds on May 5, 1997.135  Reynolds was similarly successful in Karbiwnyk v. Reynolds, No. 95-04697-CA, Fla.
Cir., Duval Co., a personal injury action for lung cancer contracted after thirty years of smoking. The plaintiff claimed addiction and inadequate information
--------
133      News & Observer Raleigh, NC, A6 (December 12, 1998).
134      No appeals were reported as to these verdicts.
135 This is reported to be the first action in which punitive damages could have been awarded against a tobacco company.

to warn of lung disease from smoking. The jury rendered a verdict in Reynolds' favor on October 31, 1997. On March 19, 1998, the jury rendered a verdict in favor of Reynolds in Wiley v. Reynolds, No. 18 DO1-9305-CT-06, Ind. Super., Del. Co. In that case, a husband sued for the wrongful death of his wife from cancer allegedly due to secondhand smoke to which she was exposed while working as a nurse at a VA hospital.

         Tobacco Plaintiffs previously could point to only two plaintiff's verdicts--in Carter v. Brown & Williamson, 723 So.2d 833 (Fla. Dist. Ct.
App. 1998), and Widdick v. Brown & Williamson, 717 So.2d 572 (Fla. Dist.
Ct. App. 1998)--to support their contention that a trend was developing in favor of tobacco plaintiffs. However, those cases have proven the obverse, as both were overturned on appeal. In Carter, a personal injury action claiming addiction, a plaintiff's verdict--consisting of $300,000 in past damages, $200,000 in future damages, $175,000 for past loss of consortium and $75,000 for future loss of consortium--was awarded in November of 1996.136 On appeal, the award was overturned, as the plaintiff had failed to commence the action within four years after he knew or should have known he had a smoking-related disease. On January 7, 1999, the Florida First District Court of Appeals declined to hear reargument of the appeal.

         Further, in Widdick--a personal injury action arising from plaintiff's 48 year history of smoking Lucky Strikes--the jury, in June of 1998, awarded $52,249 in compensatory damages to the estate, $500,000 for past pain and suffering to the widow and $450,000 in punitive damages. The lower court's denial of the defendant's motion to change venue was reversed on appeal, leading to transfer of the action to Palm Beach County and vacating the judgment.

         Two recent jury verdicts against Philip Morris that were handed down in the last two months are notable for the size of punitive damages awarded to the plaintiffs. In Henley v. Philip Morris Cos., a San Francisco jury awarded $50 million in punitive damages and $1.5 million in compensatory damages to a plaintiff who complained that Philip Morris was liable her development of
--------
136      In June of 1997, the court also awarded $1,780,000 in attorneys' fees.

inoperable lung cancer. In Williams v. Philip Morris, an Oregon jury awarded $80 million to the family of a deceased Marlboro smoker.

         2.       Econometric Valuation

         The value of all personal injury claims, including individual and class actions, are discussed below in Section VI.G.

F.       CLASS ACTIONS137

         Plaintiffs in the tobacco litigation consistently have filed personal injury class actions; but they frequently meet obstacles presented by the prerequisites for such class actions. For example, Federal Rules of Civil Procedure 23 provides that one or more members of a class may sue or be sued on behalf of the class only if certain criteria are met: (1) the class is so numerous that joinder of all members is impracticable, (2) there are questions of law or fact common to the class, (3) the claims or defenses of the representative parties are typical of the claims or defenses of the class, and
(4) the representative parties will fairly and adequately protect the interests of the class. Fed.R.Civ.P. 23(a)

         In addition to meeting the prerequisites, the class proponents must meet one of three other criteria: 1) the prosecution of separate actions by or against individual members of the class would create a risk of: a) inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or b) adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; or 2) the party opposing the class has acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole; or 3) the court finds that the questions of law or fact common to the members of the
--------
137 Class actions by states, insurance providers, and the like, are treated separately, infra.

class predominate over any questions affecting only individual members, and that a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Fed.R.Civ.P. 23(b).

         Although the plaintiffs generally are able to meet the requirements of numerosity and commonality, the prerequisite of typicality often confounds their efforts to certify class actions. Plaintiffs in these class actions typically have different smoking histories, having smoked different brands of cigarettes over varying periods of time. Further, the injuries they claim are different in both type and extent, making class action treatment impractical and inefficient. Further, many courts have found that individual questions of law or fact predominate over questions common to the members of the class, and have, therefore, denied class certification.

         In Castano, a nationwide tobacco class action consisting of an estimated fifty million nicotine-dependent plaintiffs -- and described as possibly the largest class action ever attempted in federal court138 -- the United States District Court for the Eastern District of Louisiana, in 1995 certified a class of: 1) all nicotine-dependent persons in the United States... who purchased and smoked cigarettes manufactured by the defendants139; 2) the estates, representatives, and administrators of the nicotine-dependent cigarette smokers; and 3) the spouses, children, relatives and significant others of the nicotine-dependent cigarette smokers as their heirs and survivors. Castano v. American Tobacco Co., 160 F.R.D. 544, 560-61 (E.D. La. 1995). The U.S.
Court of Appeals for the Fifth Circuit, however, decertified the class in May of 1996 citing immaturity -- the lack of a prior track record of trials from which to draw information necessary to make predominance and superiority analyses. Castano v. American Tobacco Company, 84 F.3d 734 (5th Cir.
           -----------------------------------
1996). Given the decertification, it is unlikely that any other nationwide class will be certified.
--------
138 The plaintiffs, proceeding under a new addiction theory (any and all smokers who did not quit smoking allegedly suffered an injury, whether or not actually diagnosed with a smoking related illness) sought compensatory damages for economic loss (sums paid for cigarettes) and punitive damages, but not personal injury damages.
139 Plaintiffs sued virtually the entire tobacco industry.

         Two Florida class actions, certified before the Fifth Circuit decision in Castano, are Broin v. Philip Morris Cos., 641 So.2d 888 (Fla. Dis. Ct. App.
1994), review denied, 654 So.2d 919 (Fla. 1995)--a class of non-smoking flight attendants exposed to secondhand smoke in airplane cabins--and R.J. Reynolds Tobacco Co. v. Engle, 672 So.2d 39 (Fla. Dist. Ct. App.), review denied 682 So. 2d 1100 (Fla. 1996), a class of all Florida residents addicted to cigarettes. Holdings was voluntarily dismissed without prejudice from the actions after filing motions to dismiss. Broin proceeded to trial and settlement, with the manufacturers agreeing to provide $300,000,000 to fund a research facility for smoking-related health conditions and $49,000,000 in attorneys' fees. Although the flight attendants received none of the settlement funds, they retained the right to sue individually. Engle is currently in the liability phase of trial. If liability is found, additional trials will be held to determine individual damages and injuries.

         On the heels of the Castano decertification came a host of class actions filed in state and federal courts across the nation. They include addiction classes, personal injury classes, labor group and health and welfare classes, a civil rights violation class (alleging that manufacturers of menthol cigarettes targeted African-Americans for that market), secondhand smoke classes, Native American Indian classes and classes alleging violations of states' Consumer Protection Acts.140

         Despite the flood of class action filings, plaintiffs' efforts to obtain certification often have been thwarted, because of the predominance of individual issues. In Smith v. Brown & Williamson, No. 96-0459-Cv-W-3,
US Dist. Ct., W. Dist. Mo., a medical monitoring class of at least 1000 smokers with a variety of smoking related illnesses, certification was denied in 1997 because individual issues predominated and plaintiff's motion to reconsider was also denied. Certification was also denied in 1998 for lack of common issues in Barreras v. American Tobacco Co., No. 96-2300 D. P.R.,
an addiction class. See also, Reed v. Philip Morris, No. 96-5070 DC Super. (personal injury class certification denied because the claims were not typical
--------
140      Mealey's   Tobacco   Litigation   Reporter   reports   the   filing  of
         approximately 45 such class actions.

of other plaintiff and there was no predominance of issues); Insolia v. Philip Morris, 97 CO 347-C, W.D. Wis. (certification denied in 1998 because individual issues predominate).

         Of those that have been certified, many actions have not withstood appellate challenge. For example, certification was denied in Arch v. American Tobacco Co., No. 96-5903 (E.D. Pa.), in June of 1997. 141 The Court found that the individual claims were too diverse. Thereafter, the plaintiffs succeeded on petition for certification of a medical monitoring class. However, certification of the medical monitoring class was reversed in October of 1998. Decertification was affirmed in November of 1998 and, in December of 1998, the Third Circuit denied the plaintiffs' request for a hearing on the issue. Similarly, in Small
v. Lorillard, 677 NYS 2d 515 (1st Dep't, 1998), an addiction class, certification was overturned on appeal for lack of commonality.

         Even in Engle, which has proceeded to trial on liability, the propriety of certification has not yet been passed on by the Florida Supreme Court. It is possible that further appellate proceedings will result in decertification. Still other class actions which have been certified have not yet been subject to appeal.142 See Richardson v. Philip Morris, No. 96145959/CL2125 96, Md.
Cir., Balt. City (certified January of 1998);  Masepohl v. American Tobacco
Co., No. 3-96-888 D. Minn.143
--------
141 The lead plaintiff in Arch was changed from Arch to Barnes. Thereafter, the case was referred to as the Barnes action.
142      However,  Scott v. American Tobacco Company, No. 96-8461, La.
         Civ. Dist., Orleans Parish, a class comprised of all Louisiana residents addicted to nicotine and seeking smoking cessation programs and medical monitoring, was certified in April of 1997. Certification was affirmed in November of 1998.
143 Under Federal procedural rules, as well as those of many states, an order certifying a class may not be appealable as of right until entry of a final judgment. In mass tort litigation, this creates the risk for a defendant of proceeding to trial facing class-wide damages. This risk has, in some industries, compelled pre-trial settlements.

         The certification status of the approximately thirty other class actions (in seven states) reported by Mealey's Tobacco Litigation Reporter as filed, is currently unknown. However, a search of court dockets for a number of those actions revealed that the issue of certification has not been addressed, while in a limited number the issue currently is pending.

         Accordingly, while personal injury class actions currently abound, their longevity appears tenuous, at best.

G.       DEMOGRAPHICS OF POTENTIAL PERSONAL
         INJURY CLAIMS

         1.       Estimate of Universe

         Potential liability for tobacco related illness can be estimated based on litigation to date. Assuming a continuation of defense verdicts and therefore no successful plaintiffs, there would be no liability. To estimate a potential universe of claimants, we estimate the number of individuals who began smoking before 1969, when strong labels warning of the health risks appeared on cigarette packages. This universe can be divided into several categories.

         According to CDC national statistics, there were 23.8 million former smokers in 1970. If it is assumed that these former smokers suffered the same mortality rate as the general population for their ages, then 15.7 million of these would be living in 2000. Smoking related illness among this population, however, would be minimal because the risk of heart disease among former smokers is reduced to the same as non-smokers 5 years after quitting, and the risk of lung cancer is reduced to the nonsmoker level 10 years after quitting. This means that according to the reported risk factors there would be no excess lung cancers or excess heart disease attributed to smoking for this population after 1980. It could therefore be argued that there is little or no remaining liability related to this population. It is expected that of the 15.7 million living, approximately 600,000 will develop lung cancer in the future.

         Expanding the definition to include all smokers who began smoking prior to the appearance of the warning labels and who were smokers in 1970 adds 48 million smokers to the population described above in 1970. A large number of these smokers quit between 1970 and 1993. (The percent of smokers in this age category who are former smokers rose from 33% in 1970 to 57% in 1993.) For those who quit smoking between 1970 and 1988 (10 years prior to the present) there would be no excess lung cancers due to smoking, and total lung cancer cases expected in this population of 73,000 cases over the next 25 years would be based on the background incidence rate: therefore little or no liability could be attributed to tobacco for these cases.

         The combined effects of mortality and quitting will reduce the number of current smokers who began smoking before 1969 to about 12 million in the year 2000 of whom approximately 1.6 million over the next 25 years would be expected to die of lung cancer, for an annual average of 64,000 lung cancers.

         For those who do file claims, success or failure could be mixed, with some plaintiff and some defense verdicts, as is the case with asbestos verdicts. Further, the nature of the tort system would serve as a cap on the number of cases that could be tried annually.

         While national totals on the number and type of tort filings in state court are not compiled annually in a comprehensive fashion, the National Center for State Courts conducted a study of filings in state courts utilizing data from 1992.144 This study identified 815,225 case filings for all torts filed in state courts of general jurisdiction in 1992. Jury trials held in 1992 for all torts totaled only 20,046 cases, for a jury trial rate comparing annual filings to trials held annually of 2.5%. Of 815,225 cases filed, 40,625 filings were either product liability or toxic substance cases; this compares to jury trials of product liability and toxic substance cases of 1,239 cases.

         Similarly, data collected by the Administrative Office of U.S. Courts145 shows that the average number of all personal injury torts tried in all federal courts averaged only 1,410 trials per year from 1993-97. Of these, only an
--------
144 Civil Trial Court Network, National Center for State Courts; sponsored by the U.S. Department of Justice, Bureau of Justice Statistics.
145 Administrative Office of U.S. Courts is a Cornell University Law School Judicial Statistics website.

average of 175 trials were product liability cases and only four were asbestos cases.

         In the non-settling litigation environment for personal injury cases related to tobacco, the number of cases which can be expected to get to trial annually is small. Summing the average trials annually in federal courts for all personal injury cases related to product liability of 179 with an estimate annual number of jury trials in state courts for product liability and toxic substances of 1,239 (based on 1992 data), totals 1,418 trials per year for all product liability and toxic substance cases. The ability of the courts to hear large numbers of new cases is clearly limited. Even if the caseload of such trials were to increase 25%, only an additional 355 cases would be tried.

         2.       Questionable Impact of Recent Verdicts

         Personal injury claims have regularly been brought against the industry for smoking-related disease experienced by individual plaintiffs and their families. No individual personal injury cases have resulted in a final, unappealable verdict providing an award to an individual or his/her estate. After four decades of litigation and internal industry disclosures, only six verdicts have come down against a tobacco company. Four have been overturned. The remaining two verdicts (both against Philip Morris) occurred within the last two months and are notable for the size of punitive damages awarded by the jury, approximately $50 million in San Francisco and $80 million in Oregon. Both are being appealed. Despite the publicity surrounding these verdicts, we believe that it is likely that both will ultimately be overturned. No appellate court has ever sustained a verdict against the tobacco industry, much less one for punitive damages. Indeed, Raymond Thomas, an attorney for the Oregon plaintiff, admitted on national television the morning after the verdict that he could not predict whether the verdict would survive appeal.

         Notwithstanding the tenuousness of these recent punitive damage awards, we are nevertheless at a critical juncture in the course of tobacco litigation. Previously, individual cases could have been valued as worthless because no judgment against the tobacco industry had ever been sustained. While that is still technically true, in the wake of these verdicts, the tide may indeed be turning.

         Individual claims must overcome high cost barriers before ever reaching a jury, let alone securing a sustained verdict. It is notoriously expensive for plaintiffs lawyers to meet the expenses attendant to bringing a tobacco case to trial, particularly in light of their uncertain results. Efforts to get these individual claims certified as class actions and thereby spread the litigation costs over a greater number of plaintiffs have utterly failed. We assume that these efforts will continue to founder, forcing plaintiffs to proceed with their claims individually.

         Due to the tobacco litigation atmosphere, which, unlike so many other mass tort areas, is not settlement-driven, few of these claims are ever filed. Fewer still get to trial. The capacity of the courts' dockets imposes a limit on the number of cases that can actually be heard, creating a natural bottleneck on the number of cases that reach a jury in any one year. The handful of personal injury cases that have reached the verdict stage have generally resulted in no award to the plaintiff. Juries have repeatedly rebuffed damage claims by smokers who could not be unaware of the dangers of the activity in which they voluntarily engaged.

         While no one can predict with accuracy, let alone the reasonable degree of scientific certainty required by the law, what future verdicts will be, we do know that the industry has over $200 billion to meet any contingency. See pp. 112-120, infra. We note that the average lung cancer claim in the asbestos arena is valued at $400,000. Even if one were to assume that the average sustainable verdict in the tobacco cases is $1 million, one thousand such verdicts would only consume $1 billion of industry profits. Thus, under any set of reasonable assumptions, this sum should be sufficient to discharge the liabilities against the tobacco industry.

         We next turn to a discussion of the measurement of the $200 billion revenue stream.

                              ANALYSIS OF REVENUE
                             STREAM: THE INDUSTRY'S
                              ABILITY TO DISCHARGE
                                 ITS CONTINGENT
                                  LIABILITIES

VII.              ANALYSIS OF REVENUE STREAM:
                  THE INDUSTRY'S ABILITY TO
                  DISCHARGE ITS CONTINGENT
                  LIABILITIES


         After an examination of the existing literature on tobacco price elasticities, and a series of calculations based on the literature, we conclude that the tobacco industry will be able to cover the costs of the state tobacco settlement, as well as enacted excise tax increases, while maintaining profitability under standard price-elasticity assumptions. The quantity of cigarettes sold is estimated to decline by nearly one-third, from 24.2 billion packs in 1997 to 18.9 billion packs in 2025. Marginal revenues should cover tobacco settlement costs, and profits over the next 25 years are estimated to be $268.5 billion.

         A more aggressive pricing strategy could increase profits to a greater extent, providing leeway for a substantial federal settlement or for a significant stream of payments for other types of settlements should the tobacco companies be faced with additional obligations related to litigation. Assuming price elasticity would rise to -0.65 (phased in over three years) for this type of dramatic price increase to $4.33 per pack, the quantity of packs sold would decline to 12.6 billion packs. Profitability over the 25 year period would increase by $159.6 billion in addition to the profits estimated above for total profit after payment of the state settlement of $428.1 billion, some or all of which could be devoted to liability costs.

A.       INTRODUCTION

         Although several analysts and organizations have estimated the capacity of the industry to recoup tobacco settlements through higher prices, there is a clear need to understand the impacts of several complicating factors. These include the large scale increase in anti-smoking education and cessation efforts, the impact of larger than marginal price increases, and the short term versus long term price elasticities.

         This section summarizes existing literature on tobacco price elasticities and presents industry price, revenue, and profit estimates based on a simple model that is then modified to reflect several complicating factors and assumptions. The empirical results presented here thus reflect a realistic range of impacts.

B.       PRICE ELASTICITY ESTIMATES AND ISSUES

         Consumer responsiveness to price increases is typically measured in terms of the product's price elasticity, or the percentage change in quantity purchased relative to the percentage change in price. The most common assumption for the long term price elasticity of cigarettes is -0.4, that is, for every 10 percent increase in prices, the quantity purchased declines by 4 percent.146

         1.       Short-run vs. Long-run

         In general, most products are less price-elastic in the short run than in the long run, since over time, consumers (producers) have a greater opportunity to find (develop) substitute products or alter their behavior to lessen their dependence on that particular product. Recent short term (one year) price elasticities for cigarettes are estimated to be about -0.25.147 The long term price elasticity for cigarettes has been estimated as high as -0.6.148

         2.       Large Price Increases

--------
146 Jeffery E. Harris, A working model for predicting the consumption and revenue impacts of large increases in the US Federal cigarette excise tax. Working Paper #4803. Cambridge MA: National Bureau of Economic Research, July 1994. This was the assumption used by the Federal Trade Commission in their review of the issue (Federal Trade Commission, Competition and Financial Impacts of the Proposed Tobacco Industry Settlement, September 1997). See also Brion J. Fox, James M. Lightwood, and Stanton A. Glantz, A Public Health Analysis of the Proposed Tobacco Litigation, University of California at San Francisco Institute for Health Policy Studies (February 1988).
147      D.J. Adelman, Tobacco:  Domestic Tobacco Consumption, Morgan
         Stanley, Dean Witter Industry Report, The Investext Group, report # 2727808.
148 Gary Becker, et. al., An empirical analysis of cigarette addiction. American Economic Review, 1994; 84(3):396-418.

         Most elasticity measurements are intended to reflect the responsiveness of consumers to marginal changes in price. However, if tobacco settlements are passed along to consumers, increases in prices may be too large for the price elasticity to remain constant. Since elasticity rises with higher prices, alternative elasticity assumptions may be appropriate.

         3.       Tobacco Education and Cessation Programs

         Most analysts tend to concur that the industry is experiencing a long term secular decline in consumption of approximately 0.6 percent per year.149 This decline might be accelerated if tobacco education and cessation programs financed by the settlement with the states are successful in keeping children from smoking, and if these children remain non-smokers as adults. Several states have initiated these aggressive campaigns with surprising success. For example, Oregon reports an 11.3 percent decline in per capita cigarette consumption between 1996 (when their initiative began) and 1998.150 Note that youth smokers account for only about 2.1 percent of all smokers, and so tobacco education for this population will need to continue on an ongoing
--------
149 Jeffery E. Harris, American cigarette manufactures' ability to pay damages: overview and a rough calculation, Tobacco Control, 1996; 5:292-294. Note that the FTC analysis of the tobacco settlement assumes the same decline.
150 Tobacco Information and Prevention Service, Oregon - Reducing Cigarette Consumption through a Comprehensive Tobacco Control Program, http://www.cdc.gov/tobacco/mm299fs.htm.

basis if these reductions in smoking are to be sustained and have a more significant lifetime impact.151

C.       A SIMPLE MODEL OF PRICES, REVENUES AND PROFITS

         A simple model of the 25-year impact of the tobacco settlement on industry prices, marginal revenues, and profits was developed to illustrate the capacity of the industry for passing forward the settlement costs while maintaining revenues and profits. Price impacts of the state Medicaid settlement are assumed to be $0.44 per pack in year one, followed by increases to $0.46 in year two, $0.51 in year three, and continued increases thereafter to off-set the declines in quantity on revenues.152 Key assumptions included a standard price elasticity beginning at -0.25 and rising to -0.45, a secular decline rate of 0.6 percent, and a constant profit per pack of cigarettes of $0.32. All figures are expressed in 1998 dollars. Results are presented in Table VII-1.

         1.       Quantities

         The quantity of cigarettes sold declines by nearly one-third under this scenario, from 24.2 billion packs in 1997 to 18.9 billion packs in 2025. These quantity measures include the price impacts of the state settlement, federal excise tax increase, and the recent $0.50 per pack increase in California.153
--------
151      FTC, op.cit.
152 These price increases reflect current, short term industry projections of the price impacts of the tobacco settlement; see Adelman, op.cit. See also Fox, op.cit.
153 No attempt is made to factor in anticipated increases in other states' excise taxes.

         2.       Marginal Revenues

                  The price increases generate a marginal revenue stream of $10.3 billion in 1999 to over $11 billion in 2000 and thereafter. This revenue stream is more than sufficient to cover settlement costs.

         3.       Profits

         Using the assumed $0.32 per pack profit plus the stream of net marginal revenue, the standard assumptions in this model yield a total of $268.5 billion in profits (after payment of the state Medicaid settlement) over the next 25 years. Profits jump to $14.65 billion in the first year and then decline over time to $8.5 billion in 1998 dollars by 2025.

         It is important to note that this is an illustrative model, and not a prediction. Nonetheless, the model clearly illustrates that under standard price elasticity assumptions, the industry should have no difficulty covering tobacco settlement costs and maintaining profitability.

Table VII-1

Tobacco Industry Settlement Costs, Quantities, Marginal Revenues, and
Profits: Standard Assumptions (billions of 1998 dollars, packs of cigarettes)*

Year            Settlement Cost      Total Quantity      Marginal            Total Profit
                                                         Revenue
-------------------------------------------------------- ------------------- ----------------
1997            0                    24.2                0                   7.74
1998            2.4                  24.1                0                   5.3
1999            3.1                  23.4                10.3                14.65
2000            7.6                  23.2                10.7                10.49
2001            8.2                  22.6                11.5                10.75
2002            9.4                  22.5                11.6                9.6
2003            9.5                  21.8                11.3                8.97
2004            8                    21.6                11.3                10.42
2005            8                    21.4                11.3                10.33
2006            8                    21.3                11.3                10.29
2007            8                    21.2                11.3                10.25
2008            9                    21                  11.3                9.21
2009            9                    20.9                11.3                9.17
2010            9                    20.8                11.3                9.13
2011            9                    20.6                11.3                9.09
2012            9                    20.5                11.3                9.05
2013            9                    20.4                11.3                9.02
2014            9                    20.2                11.3                8.98
2015            9                    20.1                11.3                8.94
2016            9                    20                  11.3                8.9
2017            9                    19.9                11.4                8.87
2018            9                    19.7                11.4                8.83
2019            9                    19.6                11.4                8.79
2020            9                    19.5                11.4                8.76
2021            9                    19.4                11.4                8.72
2022            9                    19.2                11.4                8.68
2023            9                    19.1                11.4                8.65
2024            9                    19                  11.4                8.61
2025            9                    18.9                11.4                8.58

--------
**       Settlement costs reflect actual payments to the states, not including legal fees.



D.       AGGRESSIVE PRICING STRATEGY

         A more aggressive pricing approach could be used to raise additional revenues to fund additional tobacco settlements. However, as prices increase, it is likely that price elasticity will also increase, and thus erode the capacity of this strategy for producing revenue.

         This aggressive pricing strategy assumes that the industry could set a profit maximizing price of $4.33 per pack (inclusive of taxes) in 2000. Assuming that the long term price elasticity for this kind of dramatic increase would be -0.65 (phased in over 3 years), the long term profit maximizing quantity would be 12.6 billion packs of cigarettes per year. Because our basic model assumes a secular decline in consumption of 0.6 percent per year, the after tax price per pack (in 1998 dollars) would need to fall over time to $3.95 in order to maintain the profit maximizing quantity. Results are presented in Table VII-2.

         1.       Quantities

         The quantity of cigarettes purchased falls by nearly half under this scenario, from 24.2 billion packs in 1997 to 12.6 billion by 2001, and remain at that level until the end of the period.

         2.       Marginal Revenues

         This aggressive pricing strategy would generate an additional $159.6 billion over and above the revenues generated under the base scenario. These revenues might be used to cover settlement costs in addition to existing settlements.

         3.       Profitability

         Total profits, excluding existing settlement costs for the 1997-2025 period, would be $428.1 billion under the aggressive pricing strategy.

Table VII-2

Tobacco Industry Settlement Costs, Quantities, Marginal Revenues, and
Profits: Aggressive Price Strategy Assumptions (billions of 1998 dollars, packs of cigarettes)


Year            Settlement Cost       Total Quantity     Marginal            Total Profit
                                                         Revenue
------------------------------------- ------------------ -----------------------------------
1997            0                     24.2               0                   7.7
1998            2.4                   24.1               0                   5.30
1999            3.1                   21.2               0                   13.5
2000            7.6                   15.3               18.09               29.8
2001            8.2                   12.6               12.16               23.2
2002            9.4                   12.6               7.44                16.1
2003            9.5                   12.6               7.5                 15.8
2004            8.0                   12.6               5.88                17.2
2005            8.0                   12.6               5.76                17.0
2006            8.0                   12.6               5.63                16.8
2007            8.0                   12.6               5.5                 16.6
2008            9.0                   12.6               6.37                15.5
2009            9.0                   12.6               6.25                15.3
2010            9.0                   12.6               6.1                 15.1
2011            9.0                   12.6               5.94                14.9
2012            9.0                   12.6               5.79                14.7
2013            9.0                   12.6               5.64                14.5
2014            9.0                   12.6               5.49                14.3
2015            9.0                   12.6               5.34                14.1
2016            9.0                   12.6               5.19                14.0
2017            9.0                   12.6               5.04                13.8
2018            9.0                   12.6               4.89                13.6
2019            9.0                   12.6               4.74                13.4
2020            9.0                   12.6               4.57                13.2
2021            9.0                   12.6               4.4                 13.0
2022            9.0                   12.6               4.23                12.8
2023            9.0                   12.6               4.06                12.5
2024            9.0                   12.6               3.89                12.3
2025            9.0                   12.6               3.72                12.1


E.       PROFITS EXCEED POTENTIAL LIABILITIES

         1.       Federal, Third-Party Payor, and Asbestos Contribution
                  Claims

         Based upon the work we have done, the tobacco industry's liabilities with respect to these three categories of claims may reasonably be valued at zero. If, on the other hand, the legal impediments facing these claims are all resolved against the industry, we also provide an upper-end estimate of the value of these contingent liabilities. Our upper-end estimate ranges from $130 billion to $165 billion over 25 years. According to current assumptions about pricing and quantity, profits (after paying state Medicaid settlement costs) would be approximately $268.5 billion. A more aggressive pricing strategy would yield total profits of $428.1 billion after payment of the state settlements and taking into account significant declines in consumption that could occur as a result of raising prices aggressively.

         According to our reasonable (zero) valuation of these claims categories, the industry should enjoy roughly $268.5 billion in profit. Even if liabilities reached our upper-end estimate of $165 billion; the current pricing strategy would still produce over $100 billion in profit; if the industry adopted a more aggressive strategy in response to these liabilities (the most likely response), profits would be approximately $263 billion. In short, the current price strategy alone should be sufficient to meet the expenses of even our upper-end estimates whereas aggressive pricing would yield two and one-half much net profit.

         2.       Individual Claims

         While no one can predict with accuracy, let alone the reasonable degree of scientific certainty required by the law, what future verdicts will be, we do know that, based upon the above pricing models, the industry has over $200 billion to meet any contingency. Under any set of reasonable assumptions, this sum should be sufficient to discharge the industry's contingent liabilities, including individual claims, the tobacco farmers' trust fund, plaintiffs' legal fees, and other associated, future obligations.

                             Overview of the Law of
                              Fraudulent Transfers

VIII.             OVERVIEW OF THE LAW OF
                  FRAUDULENT TRANSFERS

         The proposed spinoff of Nabisco has raised the issue of whether such a transaction would constitute a fraudulent transfer or fraudulent conveyance.154 The issue may arise under two possible scenarios. One scenario would be if RJR Nabisco or Holdings were liable as a tobacco tortfeasor and if, at the time of the spinoff, either of them was or was rendered insolvent. A second scenario would arise if only Reynolds were liable for tobacco liabilities, but was insolvent when it upstreamed capital through RJR Nabisco to Holdings. Under the latter scenario, any such capital upstreamed might be voidable as a fraudulent transfer. If a Nabisco spinoff would render RJR Nabisco or Holdings incapable of returning any capital improperly upstreamed by Reynolds, then the spinoff itself could be challenged as a fraudulent transfer.

A.       SECURING AN INJUNCTION

         1.       Overview--Insolvency As the Key Issue

         In order to obtain a preliminary injunction against the spinoff, the Tobacco Plaintiffs would have to show (1) irreparable harm if the injunction is
--------
154 Under SectionSection 544 and 548 of the Bankruptcy Code, a transfer is avoided for the benefit of all creditors of the estate. See Moore v. Bay, 284 U.S. 4. 52 S. Ct. 3 (1931). In contrast, under UFTA (Section
         7) of UFCA (SectionSection 9, 10) a creditor may avoid a fraudulent transfer to the extent necessary to pay the claims of such creditor(See e.g. In re Swan-Finch Oil Corp., 279 F. Supp. 386 (S.D.N.Y. 1967), or, if the claim has not matured, the creditor may avoid the fraudulent transfer to insure payment of such creditor.

         Based on the analysis above, and given RJR Nabisco's ownership of Nabisco at the times the upstreaming occurred, it is hardly likely that RJR Nabisco was, or was rendered, insolvent at such times.

not issued and (2) likelihood of success on the merits of their fraudulent transfer claim.155

         In the context of those who--like the Tobacco Plaintiffs--are seeking money damages as the ultimate form of relief, a finding of "irreparable harm" requires a showing that Holdings is insolvent or would be rendered insolvent by the spinoff, and therefore would not be able to pay judgments against it. Moreover, proof that Holdings' insolvency was "possible" would not be sufficient to obtain an injunction; to constitute irreparable harm, the claimed insolvency needs to be "likely" and "imminent"--not "remote" or "speculative." There is little doubt that Reynolds would be able to bear its share of tobacco litigation settlements over the period of 25 years from its projected operating profits and cash flows. Accordingly, Reynolds should meet its financial obligations, and it would therefore be difficult for the Tobacco Plaintiffs to meet their burden of showing that Reynolds is insolvent.156

         In addition to establishing irreparable harm, to obtain an injunction the plaintiffs would have to demonstrate a likelihood of proving (or at least a fair ground for litigation) that Holdings' proposed spinoff of Nabisco was a fraudulent transfer. There are two types of fraudulent transfer claims: actions for constructive fraud (see pp. 126-131, infra) and actions for intentional fraud. See pp. 131-135, infra.
--------
155 Irreparable harm is always required for a preliminary injunction. See, e.g., AMP Incorp. v. Fleischhacker, 823 F.2d 1199 (7th Cir. 1987). In some jurisdictions, if the plaintiff shows that the hardship to plaintiff from not issuing an injunction far outweighs the hardship to the defendant from granting the injunction, the plaintiff needs to prove that he has raised fair grounds for litigation rather than a likelihood of success. Richard Feiner & Co. v. Turner Entertainment
         Co., 98 F.3d 33 (2d Cir. 1996); People for the Ethical Treatment of Animals, Inc. v.
         Barshefsky, 925 F.Supp. 844 (D.D.C. 1996).
156 The Tobacco Plaintiffs would have to prove that tobacco judgments would exceed Holdings' ability to pay, rather than Reynolds', because plaintiffs' theory for obtaining an injunction would have to presume that all of Holdings' assets were at risk.

         2.       Irreparable Harm

         When money damages are the ultimate form of relief, a finding of "irreparable harm" requires a showing that the defendant would not be able to pay the final judgment. As one recent case aptly put it: "mere monetary loss does not constitute irreparable harm in the context of proposed injunctive relief unless there is some showing that one against whom injunctive relief is sought is insolvent or otherwise unable to respond in damages." Friedmand v. Friedman, 24 Cal.Rptr.2d 892, 900 (Cal. Ct. App. 1993). Numerous cases are to the same effect. See, e.g., Borey v. National Union Fire Ins. Co., 934 F.2d 30, 35 (2d Cir.1991) (no showing of irreparable harm absent insolvency).

         Moreover, "an allegation of insolvency standing by itself will not support the issuance of a temporary injunction." World Security Fund v. Schmidt, 406 So. 2d 511, 512 n.1 (Fla. Dist. Ct. App. 1981). The defendant's insolvency must be proven, and not merely alleged. See, e.g., Smith v. SRDS, In., No. 96-C-858, 1996 WL 599058, *5 (N.D. Ill. Oct. 17, 1996)
("Conclusory allegations of impending insolvency, unsupported by facts is insufficient to support a preliminary injunction"); Ichiyasu v. Christie, Manson & Woods Int'l Incorp., 630 F. Supp. 340, 343 (N.D. Ill. 1986) (claim of irreparable harm failed were plaintiffs allegations of defendants "impending insolvency [were] conclusory only, lacking any factual support").

         Furthermore, the mere "possibility" of a defendant's insolvency is insufficient to obtain a preliminary injunction. GPA Incorp. v. Liggett Group. Inc., 862 F. Supp. 1062, 1070 (S.D.N.Y. 1994) ("The possibility of insolvency was neither established. . . nor would such possibility, in any event, have been found sufficient to support a finding of irreparable injury"); Tri-Plaza Corp.
v. N.R. Field, 382 So.2d 330, 331) (Fla. Dist. Ct. App. 1980) ("The mere possibility of insolvency. . . is not a sufficient reason for the granting of injunctive relief).

         Rather, as with all allegations of irreparable harm, the "moving party must show that the injury that it will suffer is likely and imminent, not remote or speculative." See, e.g., NAACP v. Town of East Haven, 70 F.3d 219, 224 (2d Cir.1995); Jayalgi v. Scappin 66 F.3d 36, 39 (2d Cir. 1995) ("the harm must be imminent or certain, not merely speculative"); ECRI v. McGraw-Hill. In , 809 F.2d 223, 226 (3d Cir. 1987) (a plaintiff has the burden of proving a "clear showing of immediate irreparable injury"); Goldie's Bookstore, Inc., v. Superior Court, 739 F.2d 466, 472 (9th Cir. 1984) ("Speculative injury does not constitute irreparable injury").

B.       UPSTREAMED CAPITAL

         It is highly unlikely that the Tobacco Plaintiffs can establish that Reynolds has ever been insolvent. Reynolds' and Reynolds International's combined EBITDA has historically been about $2.3 billion annually. After capital expenditures of approximately $300 million per year, pre-tax cash flow has historically ranged from $1.9 billion to $2.1 billion per year. RJR Nabisco's debt service, preferred stock dividends to Holdings' shareholders, and ESOP contributions to Holdings ESOP's consume roughly $800 million per year. At this time, we do not know what further payments Reynolds may have made to RJR Nabisco or Holdings in recent years. Gary Black, an analyst with Sanford Bernstein, has reported that an average $500 million beyond fixed charges has been upstreamed by Reynolds annually.157 Black has advised us, however, that this estimate represents only his estimate about what Reynolds could have upstreamed in recent years, not actual figures.158 In 1994, there also appears to have been a large refinancing or special dividend from Reynolds to Holdings of approximately $2 billion.

         Accordingly, we estimate that total capital upstreamed to Holdings from 1994-98 aggregated approximately $9 billion--a period in which Reynolds' aggregate pre-tax cash flow less expenditures was approximately $10 billion. Based on the documents we have reviewed for the years in question, Reynolds and Reynolds International should have had a substantial cushion that should insulate them from any claims that their parent companies denuded Reynolds' or
--------
157 We based these estimates upon our review of Holdings' publicly available financial information as well as industry analyst reports. See Gary Black, "RJR: Russia's Problems Don't Change Odds of Spinoff-- The Coming Proxy Fight," Sanford Bernstein report dated September 30, 1998.
158      Telephone Interview with Gary Black, Analyst, Sanford Bernstein
         (March 1999).

Reynolds International's capital base by stripping it of assets required to maintain its solvency.

C.       FRAUDULENT TRANSFER LAW

         1.       Background

         Fraudulent transfer law has been codified through the 1918 Uniform Fraudulent Conveyance Act, the 1984 Uniform Fraudulent Transfer Act and the Bankruptcy Code of 1978. These statutes provide for the avoidance of a transfer
(1) which is made with actual intent to hinder, delay or defraud a creditor,  or
(2) where the debtor receives less than reasonably equivalent value in exchange for such transfer and either (i) was insolvent at the time of, or was rendered insolvent by, such transfer; (ii) the property left with the transferor renders it inadequately capitalized to engage in business or transactions; or (iii) the transferor intended to incur, or believed or reasonably believed that it would incur, debts that would be beyond its ability to pay as such debts matured. While these statutes vary to some degree, for purposes of analyzing potential liability under a fraudulent transfer claim, the statutes are primarily the same.159

         2.       Constructive Fraudulent Transfer

         In order to prove a constructive fraudulent transfer, the Tobacco Plaintiffs will have to show that Holdings is, or will be rendered, financially impaired as a result of the spinoff.160 This is commonly referred to as the
--------
159 See In re Pajaro Dunes Rental Agency, Inc., 174 B.R. 557, 572 (Bankr. N.D. Cal. 1994) ("Unless other specified, common law authorities and case law dealing with the UFCA, UFTA, Bankruptcy Act of 1898 or the Bankruptcy Code may be cross-referenced whatever the statutory basis of the action at bar.")
160 In addition to insolvency, the plaintiffs would have to prove that the assets were disposed of for less than "reasonably equivalent value" or "fair consideration." We do not discuss this element because, as with all tax free spinoffs, neither RJR Nabisco nor Holdings would be receiving consideration for the spun-off stock. Moreover, unless specific consideration was received, Reynolds would not receive consideration for cash dividends paid to its stockholder. Given the broad definition of claims under the fraudulent transfer statutes, we have assumed that if neither RJR Nabisco nor Holdings is insolvent, the other ground to avoid a constructive fraudulent transfer would not exist. See, e.g., UFTA Section 1(3).

"insolvency" element of constructive fraudulent intent, and proving this element is a prerequisite to succeeding on a constructive fraudulent transfer claim.

         The tests under the Bankruptcy Code and the UFTA for determining whether a transfer will render the transferor insolvent is in essence a modified balance sheet test, which examines whether the sum of the transferor's assets "at a fair valuation" is greater than that of its liabilities.161 The test under the UFCA also appears to rely on the balance sheet test but uses the term "fair salable value" instead of "at fair valuation."162 The UFTA contains a refutable presumption that a transferor is insolvent if it generally is not paying its debts as they become due.163

         As long as Reynolds, RJR Nabisco, and Holdings are each generally paying their debts as they become due, the burden to prove insolvency under either of these tests lies with the Tobacco Plaintiffs. Under either test, the Tobacco Plaintiffs must prove that the transferor's total liabilities will exceed its assets after the transfer. In valuing contingent liabilities, courts have refused to adopt a "worst-case" standard. The case-law uniformly recognizes that valuing a contingent claim at its full face value would fail to account for the contingent nature of the claim, i.e., that the claim may never come to fruition. Instead, a court will discount a contingent liability in order to perform a more accurate (and fair) liability analysis. To do otherwise:
--------
161 See e.g. In re R.M.L., Inc., 92 F.3d 139, 155 (3d Cir. 1996). 162 But cf. In
re Centennial Textiles, Inc., 220 B.R. 165, 172-74 (Bankr.
         S.D.N.Y. 1998) (while balance sheet insolvency is sufficient to meet the condition for insolvency under UFCA Section 2, it is not clear whether the equity test of insolvency would meet the definition of insolvency under that section).
163      UFTA Section 2(b).

                  ... is absurd. it would mean that every individual or firm that had contingent liabilities greater than his or its net assets was insolvent ... [e]very firm that is being sued or may be sued, every individual who has signed an accommodation note, every bank that has issued a letter of credit, has a contingent liability.164

         While Xonics and other cases have held that contingent liabilities are not to be valued at their face amount, these cases do not contain any specific application of a methodology for valuing contingent liabilities. Judge Posner, in Xonics, provided a general methodology:

                  There is a compelling reason not to value contingent liabilities on the balance sheet at their face amounts, even if that would be possible to do because the liability, despite being contingent, is for a specified amount (that is, even if there is no uncertainty about what the firm will owe if the contingency materializes). By definition, a contingent liability is not certain--and often is highly unlikely--ever to become an actual liability. To value the contingent liability it is necessary to discount it by the probability that the contingency will occur and the liability become real. Suppose that on the date the obligations were assumed there was a 1 percent chance that Xonics Photochemical would ever be called on to yield up its assets to creditors of Xonics Medical Systems. Then the true measure of the liability created by these obligations on the date they were assumed would not be $28 million; it would be a paltry $17,000. For at worst Xonics Photochemical would have to yield up all of its
--------
164      In re Xonics Photochemical, Inc., 841 F.2d 198, 199-200 (7th Cir.
         --------------------------------
         1988).

                  assets (net of other liabilities), that is, $1.7 million, and the probability of this outcome is by assumption only 1 percent (we are ignoring intermediate possibilities--e.g., that Xonics Photochemical would be forced to cough up $1 million rather than $1.7 million). Discounted, the obligations would not make Xonics insolvent....165

         For purposes of fraudulent transfer statutes, solvency is measured at the time the debtor transferred value, not at some later or earlier time.166 While some courts and commentators have criticized the use of hindsight to evaluate a debtor's financial condition for purposes of the "insolvency" element,167 some courts have determined insolvency by using the principle of retrojection where the debtor's financial condition is unascertainable as of the relevant date. This principle provides that when a debtor was insolvent on the first known date and insolvent on the last known date, and the trustee demonstrates an absence of any substantial or radical changes in assets or liabilities between the rejection dates, the debtor is deemed to have been insolvent at all intermediate times.168 Retrojection has been held not to be applicable where the transferor was solvent on the first date and there is a significant change in circumstances.169
--------
165      Xonics, 841 F.2d at 200; accord In re Chase & Sanborn Corp., 904
         F.2d 588, 594 (11th Cir. 1990); In re Taylor, 228 B.R. 491, 502
         (Bankr. M.D. Ga. 1998).
166 See In re R.M.L., Inc., 92 F.3d at 155; In re Washington Bancorporation, 180 B.R. 330, 332 (Bankr. D.D.C. 1995).
167      See In re R.M.L., Inc., 92 F.3d at 155.
         --- ------------------
168 See, e.g., In re Terrific Seafoods, Inc., 197 B.R. 724, 731 (Bankr. D. Mass 1996); See also In re Mama D'Angelo, Inc., 55 F.3d 552, 554 (10th Cir. 1995); Hassan v. Middlesex County National Bank, 333 F.2d 838, 840-41 (1st Cir. 1964).
169 See Terrific Seafoods, 197 B.R. at 731; In re Strickland, ___ B.R. ___, 1999 WL 98991 (Bankr. E.D. Va Jan. 26, 1999); But cf. Weaver v. Kellogg, 216 B.R. 563, 576 (S.D. Tex. 1997) (retrojection described as process of "showing that the debtor was insolvent a reasonable time . . . after the transfer and that the debtor's financial condition did not materially change during the intervening period," decision unclear as to whether insolvency had to be established at point prior to transfer as well.); In re Washington Bancorporation, 180 B.R. at 333.

         Moreover, some courts have held the evidence of insolvency on a date significantly distant in time from the date of the transfer, without more evidence, is insufficient to support a finding of insolvency on the date of the transfer.170 The courts reason that traditional business fluctuations make it impossible to draw any inferences over a period longer than just a few months.171 The courts will only consider retrojection if the evidence of insolvency is accompanied by evidence that the debtor's financial condition did not change between the time of the challenged payment and the date on which the company was unquestionably insolvent.172

         All available evidence suggests that Reynolds could afford its liabilities on the dates when it upstreamed capital to Holdings, as well as its future liabilities. For example, in the five year period from 1994-98, Reynolds upstreamed substantially less than it earned, and its liabilities in that period did not render Reynolds insolvent. See p. 125-126, 130-131, infra. With respect to its future liabilities, we estimate that conservatively the tobacco industry has $268.5 billion in profits over the next 25 years that it could draw upon for settlement costs, and estimated total profits of $428.1 billion if it tests the bounds of its products' price elasticity. These sums far outweigh the industry's potential liabilities. Accordingly, we do not believe that any allegations of Reynolds' past or future insolvency are supported by the publicly available facts.

         It is possible, however, that a creditor of RJR Nabisco or Holdings would argue that the value of Reynolds' potential liabilities would reduce the
--------
170      See In re Washington Bancorporation, 180 B.R. at 333-34 and cases
         --- -------------------------------
         cited therein.
171 In re Washington Bancorporation, 180 B.R. at 333-34.
         -------------------------------
172      In re Washington Bancorporation, 180 B.R. at 334; Birden v. Foley,
         -------------------------------                   ---------------
         776 F.2d 379, 382-83 (1st Cir. 1985).

value of Reynolds and, hence, the Reynolds stock held by RJR Nabisco (together with the value of its other assets) to a level below the amount of RJR Nabisco's liabilities, so that the Nabisco spinoff would render RJR Nabisco insolvent. A similar argument could be made with respect to Holdings by one of its creditors. We do not believe that either such argument is likely to prevail. We believe that the definitive agreement to sell Reynolds International and related assets for approximately $8 billion, as described in Holdings' Annual Report on Form 10-K for 1998, establishes a net "fair valuation" and a net "fair salable value" for the international business at approximately that amount. The proceeds of the transaction will reduce Reynolds' net debt to approximately $1.2 billion.

         On the other hand, we have been advised that applying the standard investment banking techniques of trading multiples and discounted cash flow methodology to the valuation of Reynolds would result in a value for Reynolds ranging from approximately $3 billion to $ 5 billion when taking into account the econometric analysis of its future revenue stream and contingent tobacco liabilities, as set forth above. Accordingly, a creditor of RJR Nabisco or Holdings should not be able to establish that the Nabisco spinoff would render either of them insolvent.

         3.       Actual Fraudulent Transfer

         An intentional fraudulent transfer may be proven by (1) direct evidence of fraudulent intent, i.e., a document or testimony admitting some intent to hinder, delay or defraud creditors or (2) circumstantial evidence of the transferor's fraudulent intent. If illicit intent is proven, it is not necessary to show that the transferor was insolvent for the transfer to be voidable as fraudulent.173
--------
173      See, e.g., In re Vaniman International, Inc., 22 B.R. 166, 185 (Bankr.
         ---  ---   ---------------------------------
         E.D.N.Y. 1982).

         In either case, in most (but not all) states, actual fraudulent intent must be proven by "clear and convincing" evidence, a higher standard of proof than the ordinary a preponderance of the evidence standard.174

         We are aware of no "smoking gun" evidence that suggests such an intent on the part of Holdings to defraud creditors from recovering their potential damages awards by spinning off Nabisco.175 It is our understanding that the contemplated spinoff of Nabisco is designed to enable Holdings shareholders to profit from the true value of Nabisco assets, which are currently depressed by the overhang of potential tobacco liabilities. Tobacco Plaintiffs may claim that this goal evidences an intent by Holdings to remove Nabisco assets from the reach of Tobacco Plaintiffs. However, plaintiffs would have to prove knowledge that creditors will be harmed by the transfer. We are aware of no evidence suggesting such knowledge by anyone associated with Holdings. To the contrary, both Holdings and the proponents of a Nabisco spinoff claim that tobacco liabilities are not a threat to Nabisco, and that the market is undervaluing the true value of Nabisco. Even if Holdings ultimately becomes insolvent because of tobacco liabilities after a Nabisco spinoff, based on the facts set forth in this Report, it would be difficult for Tobacco Plaintiffs to argue that Holdings had actual knowledge of this outcome.

         Absent a smoking gun showing knowledge of Holdings' insolvency at the time of the proposed spinoff, a court would consider whether the transfer was intentionally designed to frustrate creditors. In making that decision, the courts examine whether there is a legitimate--i.e., non-fraudulent--business
--------
174      See, e.g., HBE Leasing Corporation v. Frank, 48 F.3d 623, 639 (2d
         Cir. 1995); Hassett v. Goetzmann, 10 F. Supp. 2d 181, 188 (N.D. N.Y.
         1998); In re Kelton Motor, Inc., 130 B.R. 170, 179 (Bankr. Vt. 1991);
         O'Day Corporation v. Meritor Savings Bank, 126 B.R. 370, 410
         (Bankr. Mass. 1991); In re Major Funding Corporation, 126 B.R. 504,
         508 (Bankr. S.D. Tex 1990).
175 The analysis in this section applies to RJR Nabisco and Reynolds, as well as Holdings.

purpose for the transfer. The existence of a legitimate business purpose is usually found to be compelling evidence of a lack of an intent to defraud.176

         In addition to examining whether a proposed transfer is done for a legitimate business purpose, a court will also look to see if there are suspicious circumstances--or "badges of fraud"--that would tend to demonstrate that the legitimate business purposes articulated for the transaction are not in fact the true reasons. UFTA Section 4(b) codifies a nonexclusive list of eleven badges that a court may consider in inferring actual fraudulent intent:

                  (1)      the transfer or obligation was to an insider;
                  (2)      the debtor retained possession or control of the
                    property transferred after the transfer;
                  (3) the transfer or obligation was concealed;
               (4) before the transfer was made or obligation was
                                   incurred, the debtor has been sued or
                                   threatened with suit;
                  (5)      the transfer was of substantially all of the
                                   debtor's assets;
                  (6)      the debtor absconded;
                  (7)      the debtor removed or concealed assets;
                  (8)      the value of the consideration received by the
                   debtor was not reasonably equivalent to the
                  value of the asset transferred or the amount
                           of the obligation incurred;
                  (9)      the debtor was insolvent or became insolvent
                                   shortly after the transfer was made or the
                                   obligation was incurred;
                  (10)     the transfer occurred shortly before or after a
                                   substantial debt was incurred; and
--------
176      See,  e.g., In re XYZ Options,  Inc.,  154 F.3d 1262,  1271 n. 16 (11th
         Cir.  1998) citing In re Sherman,  67 F.3d 1348,  1354 (8th Cir.  1995)
         (stating that badges of fraud are sufficient to establish actual fraudulent intent "absent significantly clear evidence of a legitimate supervening purpose.")

                  (11)     the debtor transferred the essential assets of the
                                   business to a lienor who transferred the assets to an insider of the debtor.177

         Unfortunately, "[t]here is no precise formula for drawing the line as to when there are sufficient indicia supporting a finding of fraud."178

         One badge of fraud that is clearly present is that Holdings would be receiving no consideration in exchange for the spun-off stock. However, this is the case for all tax-free spinoffs and dividends, and this factor, in and of itself, should not be sufficient to prove that the transaction was a fraudulent transfer. Similarly, we are not aware of any consideration having gone to Reynolds in exchange for any upstreamed capital. Again, such upstreams are not unusual, and we see no evidence to believe that such upstreams have interfered with Reynolds' ability to conduct its business on an ongoing basis.

         Under the circumstances, the most significant remaining badge of fraud which needs to be considered is whether before the transfer was made the debtor has been sued or threatened with suit and whether the debtor was insolvent or became insolvent shortly after the transfer was made. In this situation the two factors are inextricably linked since if there is no significant Reynolds liability neither Reynolds nor Holdings would be insolvent.
--------
177      UFTA Section 4(b)(1-11).
178      Lee's Ready Mix and Trucking, Inc., 660 N.E.2d 1033 (Ind. Ct. App.
         ----------------------------------
         1996); See also Morris v. Nance, 888 P.2d 571, 575, 132 Or. App. 216,
                --- ---- ---------------
         221-22 (Or. Ct. App. 1994) ("[UFTA] contains no suggestion that certain factors carry more weight than others or that the presence of several factors should shift the burden of proof to the defendant ... To presume fraud whenever plaintiff presents a circumstantial case amounts to placing a judicial thumb on one side of the balance created by the legislature."); cf. In re Martin's Aquarium, Inc., 225 B.R. 868,
                                --- -----------------------------
         876 (Bankr. E.D. Pa. 1998) (issues of adequacy of consideration and insolvency of the transferor are the "most significant" of the badges of fraud, noting that these elements taken together are sufficient to establish a constructive fraudulent conveyance.).

         For a court to hold that where a party is sued or threatened with suit there exists a badge of fraud that conclusively establishes that a subsequent transfer of assets is made with actual fraudulent intent without "valuing" such contingent liability is entirely inconsistent with the rationale of the court in Xonics that contingent liabilities must be valued by "discounting the probability that the contingency will occur and the liability become real."179 While we have found no case discussing this issue, to assume a worst case scenario in the context of actual fraudulent intent would be to commit the same folly that the court in Xonics decried as "absurd." Thus, the determination of whether the spinoff of Nabisco, together with dividends paid by Reynolds, constitute either an intentional fraudulent transfer or a constructive fraudulent transfer should hinge on the valuation of the contingent tobacco liability.180 The practical problem is that unless the proposed spinoff is approved in advance by a court, there will be no certainty as to the status of the spinoff.

D.       EXTINGUISHMENT OF CLAIMS/STATUTE OF
         LIMITATIONS

         Any fraudulent conveyance challenge to a Nabisco spinoff would have to contend with the fact that any fraudulent conveyance claim becomes extinguished after some period of time. Thus, a claim that capital was improperly upstreamed from Reynolds to Holdings must be brought before the statute of limitations expires.

         Under Section 548(a) of the Code, a trustee may only attack a transfer as fraudulent if it was made within one year of the filing of the bankruptcy petition. However, Section 544(b) permits a trustee to attack a transfer as fraudulent using state fraudulent transfer statutes which typically have longer periods in which to bring an avoidance action. Any state adopting Section 9 of UFTA as written will have four years from the time of transfer to attack such transfer as fraudulent. However, as adopted by the states there remains some variance. For example, Alabama's version of the UFTA provides for an avoidance
--------
179      Xonics, 841 F.2d at 200.
180      See also the analysis at pp. 130-131, infra.

period of ten years for the transfer of real property and six years for the transfer of personal property, while Montana's version provides for an avoidance period of two years. Under the UFCA there is no uniform statute of limitations. New York, for example, provides for a six year statute of limitations period.

                                 DIRECT PARENT
                               COMPANY LIABILITY

IX.      Direct Parent Company Liability

A.       LIMITED LIABILITY CONCEPT

         It is one of the basic principles of American corporate law that those who own shares in a corporation, including corporate shareholders, are not liable for the debts of the corporation. As the United States Supreme Court explained fifty years ago, in language still quoted today, "Limited liability is the rule, not the exception." Anderson v. Abbott, 321 U.S. 349, 362 (1944). Hence, "a corporation is a legal entity separate and distinct from...other corporations with which it may be affiliated." Bright v. Roadway Services, Inc., 846 F. Supp. 693, 700 (N.D. Ill. 1994) (citing Chicago Florsheim Shoe Store Co. v. Cluett, Peabody & Co., 826 F.2d 725, 728 (7th Cir. 1987)
(citations omitted).

         A parent is not liable for the acts of its subsidiary. Piercing is an extraordinary remedy, and the cases have repeatedly stressed that it is only to be applied with great caution. See, e.g., Anderson v. Abbott, 321 U.S. 804
(1944) ("Normally the corporation is an insulator from liability on claims of creditors. The fact that incorporation was desired in order to obtain limited liability does not defeat that purpose."); Carte Blanche Pte., Ltd. v. Diner's Club Int'l, Inc., 2 F.3d 24, 26 (2d Cir. 1993) ("New York is reluctant to pierce corporate veils").

B.       DIRECT LIABILITY OF HOLDINGS

         The Tobacco Plaintiffs could seek to impose liability on Holdings itself as tobacco tortfeasor.181 This theory of liability would require proof that Holdings itself was directly engaged in tobacco-related activity, such as the manufacture, testing, marketing, or sale of cigarettes. The Tobacco Plaintiffs have never produced any evidence connecting Holdings to activity giving rise to tobacco products liabilities.

         We have performed a random review of various documents to determine the scope of allegations against Holdings and RJR Nabisco. The complaints reviewed were devoid of specific allegations against them.
--------
181      This analysis applies to RJR Nabisco as well.

Instead, plaintiffs relied on a general conclusory allegations that Holdings and/or RJR Nabisco were engaged in the same behavior alleged against Reynolds.

         At least one motion to dismiss claims against RJR Nabisco described those claims as limited to theories of co-conspiracy, acting as an alter ego and aiding and abetting tobacco companies. See Estate of Allen A. Davis v. R.J. Reynolds Tobacco Company, et al., No.: 4-97-CV-10753, US Dist. Ct., S.D.
Iowa, Cent. Div. (RJR Nabisco's motion to dismiss).182 Still another noted the complete absence of mention of RJR Nabisco in the body of the amended complaint. See Jean Clay v. The American Tobacco Company, Inc., et al.,
No.: 97-4167-JPG (RJR Nabisco's motion to dismiss). Further, in a decision granting a motion to dismiss, the Court noted that the plaintiffs sought to "hold the manufacturers' corporate parents ... liable by alleging, in conclusory fashion, that the parent exercised complete dominion over the manufacturers." The complaint failed, however, to set forth facts to show dominion and control.183 See William L. Creech v. The American Tobacco Company, et al.,
No.: 10034/97 (Decision and Order of Justice John Leone, dated November
24, 1997.) Without support, it is likely that such conclusory allegations will not survive when challenged on appeal.

In the absence of more proof, the Tobacco Plaintiffs will likely be unable to establish a direct claim against Holdings. We also note that even if Tobacco Plaintiffs were able to establish a direct claim or "pierce the corporate veil," notwithstanding the analysis below, the Nabisco spinoff should not render RJR Nabisco or Holdings insolvent for the reasons set forth at pp. 125-126, 130-131, infra.

C.       PIERCING THE CORPORATE VEIL DOCTRINE

         Courts generally will not disregard the separate identities of a parent and its subsidiary corporation, even a wholly-owned subsidiary. See, e.g.,
--------
182 The motion resulted in a stipulated dismissal without prejudice. 183 The Court dismissed the complaint, but granted leave to serve a further amended complaint.

Securities Industry Association v. Federal Home Loan Bank Board, 588 F.
Supp. 749, 754-55 (D.D.C. 1984). In extreme circumstances, a subsidiary's separate corporate identity will be disregarded where that subsidiary has been so organized and controlled as to make it a mere "instrumentality" or "alter-ego" of its parent so as to deceive or defraud creditors.

         1.       Three Prong Test for Piercing the Corporate Veil

         Reviewing the law of piercing the corporate veil, one commentator has noted that most analyses follow a three part test which needs to be met before the veil can be pierced:

                  (1) the "alter ego" or "mere instrumentality" test, requiring that the subsidiary be completely under the control and domination of the parent;

                  (2) the "fraud or wrong" or "injustice" test, requiring that the defendant parent's conduct in using the subsidiary have been somehow unjust, fraudulent, or wrongful towards the plaintiff; and

                  (3) the "unjust loss or injury" test, requiring that the plaintiff actually have suffered some harm as a result of the conduct of the defendant parent.

Presser, Piercing the Corporate Veil Section 1.03[4] 1-33 (1998)

         The Second Circuit has articulated the three part test as follows: (1) the parent exercised such control that the subsidiary has become a mere instrumentality of the parent, which is the real actor; (2) such control has been used to commit fraud or other wrong; and (3) the fraud and wrong results in an unjust loss or injury to plaintiff. WM. Passalacqua Builders, Inc. v. Resnick Developers South, Inc., 933 F.2d 131, 138 (2d Cir. 1991); Gosconcent v.
Hillyer, 158 B.R. 24, 28 (S.D.N.Y. 1993) ("[i]n an action to pierce the corporate veil a defendant may be found liable only upon a showing of fraud or upon demonstration of the use of the corporation as an alter ego thereby resulting in an injury or wrong against third parties"); see also, In re

Nutri/System of Florida Assoc., 178 B.R. 645, 653 (E.D. Pa. 1995) (applying Pennsylvania law); In re Hillsborough Holdings Corp., 176 B.R. 223, 244 (M.D. Fla. 1994) (applying Delaware and Florida law); Belvedere
Condominium Unit Owner's Ass'n v. R.E. Roark, 617 N.E. 2d 1075, 1085-86 (Ohio 1993) (applying Ohio Law).

         In determining whether the instrumentality/alter ego test has been met the courts have looked at various factors. For example, the court in WM.
Passalacqua  Builders,  Inc. v. Resnick  Developers,  933 F.2d 131, 139 (2d Cir.
1991) enunciated ten factors which must be considered in determining whether there is such unity of interest and ownership between the parent and the subsidiary that the separate personalities of the parent and subsidiary no longer exist. These factors, which also have been relied on by other courts, include: (1) whether corporate formalities are observed, (2) whether the capitalization is adequate, (3) whether funds are put in and taken out of the corporation for personal rather than corporate purposes, (4) whether there is overlap in ownership, officers, directors, and personnel, (5) whether the corporate entities share common office space, address and telephone numbers, (6) whether the amount of business discretion displayed by the allegedly dominated corporation, (7) whether the alleged dominator deals with the dominated corporation at arms length, (8) whether the corporation is treated as an independent profit center, (9) whether others pay or guarantee debts of the dominated corporation, and (10) whether the corporation in question had property that was used by the alleged dominator as if it were the dominator's own; accord American Fuel Corporation v. Utah Energy Development Company, Inc., 122 F.3d 130, 134 (2d Cir. 1997); see also Fish v. East, 114 F.2d 177 (10th Cir. 1940)
(setting forth similar ten factors to be considered).

         However, even the satisfaction of the requirement of unity of interest will not alone suffice to pierce the corporate veil and destroy the separate identity of the subsidiary. The total lack of separate identity must be accompanied by a showing that the parent used the subsidiary as an artifice to hinder and delay creditors, or that the parent used the subsidiary as a cloak or artifice for fraud or other wrong or inequity. See, e.g., American Fuel Corporation, 122 F.3d at 134, n. 2; State of New Jersey v. Ventron Corp., 468 A.2d 150, 164, 94 N.J. 473, 500 (1983) ("Even in the presence of corporate dominance, liability general is imposed only when the parent has abused the privilege of incorporation by using the subsidiary to perpetrate a fraud or injustice, or otherwise circumvent the law."); Edwards Company, Inc. v. Monogram Industries, Inc., 730 F.2d 977 (5th Cir. 1984) (in breach of contract case, court finds under Texas law movant must show subsidiary used by parent for fraud or injustice); Fish, 114 F.2d at 191 (corporate entity may be disregarded where not to do so will defeat public convenience, justify wrong or protect fraud.); Maule Industries, Inc. v. Gerstel, 232 F.2d 294, 297 (5th Cir. 1956) (in addition to the factors enunciated in Fish, "the petition and the proof must show that the corporation whose property is sought to be brought into the bankruptcy proceeding was organized or used to hinder, delay or defraud the creditors of the bankrupt . . . ."); In re  Brandywine  River Hotel,  Inc.,  177
B.R. 10, 13 (Bankr. E.D. Pa. 1995) (not every disregard of corporate formalities or failure to maintain corporate records justifies piercing the corporate veil; that remedy is available "only if it is also shown that a corporation's affairs and personnel were manipulated to such an extent that [the corporation] became nothing more than a sham used to disguise that alter ego's use of [the corporation's assets for [the alter ego's] own benefit in fraud of [the corporation's] creditors"); In re Jones, 107 B.R. 888, 898 (Bankr. N.D. Miss.
1989) (following Edwards Co., court notes that finding of fraud in non- tort action is necessary to support an "alter-ego" holding). Thus, the mere ownership by a parent corporation of all of the stock of the subsidiary coupled with the existence of common management and directors should not be sufficient to justify consolidation of a parent and its subsidiary. Maule Industries, 232 F.2d at 298; Fisser v. International Bank, 282 F.2d 231, 240 (2d Cir. 1960) (under-capitalization of subsidiary, standing alone, is insufficient to allow the assets of the parent to be reached); Morris v. Department of Taxation and Finance, 82 N.Y.2d 135, 141-42, 603 N.Y.S.2d 807, 811 (1993) ("While complete domination of the corporation is the key to piercing the corporate veil, especially where the owners use the corporation as a mere device to further their personal rather than their corporate business. . ., such domination, standing alone, is not enough; some showing of a wrongful or unjust act towards plaintiff is required. . . ."); Mesler v. Bragg Management Co., 39 Cal.3d 290, 300-01, 702 P.2d 601, 606-07, 216 Cal. Rptr. 443, 448-49 (1985) ("There is no
litmus test to determine when the corporate veil will be pierced; rather the result will depend on the circumstances of each particular case. There are, nevertheless, two general requirements: '(1) that there be such unity of interest and ownership that the separate personalities of the corporation and the individual no longer exist and (2) that, if the acts are treated as those of the corporation alone, an inequitable result will follow.'
The essence of the alter ego doctrine is that justice be done. . . . Thus the corporate form will be disregarded only in narrowly defined circumstances and only when the ends of justice so require.").

         To pierce the corporate veil, it is not sufficient to show that some wrong or bad act has been committed with respect to the plaintiff. The plaintiff must prove that the injustice was a result of abuse of the corporate form. See e.g., Luckett v. Bethlehem Steel Corp., 618 F.2d 1373, 1379 (10th Cir. 1980) ("[a] court will disregard the corporate entity where fraud or illegal or inequitable conduct is the result of the use of the corporate structures"); Mobil Oil Corporation v. Linear Films, Inc., 718 F. Supp. 260, 269 (D. Del. 1989) ("The law requires that fraud or injustice be found in the defendants' use of the corporate form."); Cf. Operating Engineers Pension Trust
v. Reed, 726 F.2d 513, 515 (9th Cir. 1984) (one of the elements for piercing the corporate veil is that there be "a fraudulent intent behind the incorporation").

         The underlying rationale for the reluctance to pierce the corporate veil was articulated in Maule, where the court declared:

                  Courts are reluctant to pierce the corporate veil and destroy the important fiction under which so much of the business of the country is conducted, and will do so only under such compelling circumstances as require such action to avoid protecting fraud, or defeating public or private rights.

232 F.2d at 297.

         Since our information about the affiliated companies is limited to public documents, we do not have access to many of the facts that would be required for a detailed piercing the veil analysis. However, in the absence of fraud or wrong relating to intercompany activities that results in harm to a party, the courts should not pierce the corporate veil.

         2.       Application of the Corporate Veil Doctrine

         Applying the standard and the factors set forth above, a review of the publicly available information leads to the conclusion that Holdings and/or RJR Nabisco are not alter egos of Reynolds and that the corporate veil of Reynolds should not be pierced because the dominance required for such a finding is lacking and there is no fraud or injustice inherent in the corporate structure.

         Most importantly, Holdings, RJR Nabisco and Reynolds appear to maintain corporate separateness and corporate formalities. RJR Nabisco and Holdings are holding companies which operate solely through their subsidiaries, including Reynolds. While sharing certain common directors, the boards of the companies are otherwise separate and independent. The parents and subsidiary do not have common business departments. For example, the parents and Reynolds maintain separate legal departments. It does not appear that Holdings and RJR Nabisco pay the salaries and other expenses of Reynolds. Likewise, the daily operations of Reynolds and its parent companies are apparently kept separate. Reynolds handles all aspects of its business, such as manufacturing, distribution and marketing, without the daily direction of the parent corporations. Further, Reynolds does not receive any significant business from its parents in that its business rests upon retail tobacco sales. Nor do either Holdings or RJR Nabisco use the property of Reynolds as its own. To the contrary, Reynolds' operations are located in North Carolina, while the parent corporations are located in New York. All of the above factors demonstrate that Reynolds is a bona fide corporation which is not operated as a mere instrumentality of RJR Nabisco and Holdings, and thus that no basis exists for piercing Reynolds' corporate veil.

         Moreover, although of less significance in this context, Holdings and RJR Nabisco did not cause the incorporation of Reynolds. Reynolds dates back to 1875, over a hundred years prior to the formation of its parent corporations. This factor is especially relevant where a subsidiary was formed as a vehicle for siphoning funds or otherwise attempting to improperly insulate the shareholders of the parent from the creditors of the subsidiary. That is not the case here. At any time during the various restructurings that have occurred, Reynolds could have been reorganized as if it was a newly-formed corporation, but it was not. The separate corporate existence of Reynolds has always been maintained, further demonstrating the absence of a basis to pierce its corporate veil.

         Notwithstanding the above, certain facts may be used by litigants to lend support to the argument that Holdings and RJR Nabisco have exercised undue control over their subsidiary, such that the corporate veil of Reynolds could be pierced. For example, Reynolds is wholly-owned by RJR Nabisco, and RJR Nabisco is in turn wholly-owned by Holdings, a publicly owned company. As a result of that relationship, not surprisingly, Reynolds, RJR Nabisco and Holdings share certain officers and directors. Although indicating a close connection between the parents and subsidiaries which would, on its face, enable the parents to control the subsidiary, the courts acknowledge that such complete ownership of stock by a parent of the subsidiary coupled with the sharing of certain officers and directors "are intrinsic to the parent-subsidiary relationship and, by themselves, not determinative." Porter v. LSB Industries, Inc., 192 A.D.2d 205, 213-14 (4th Dep't 1993); see Craig, 843 F.2d at 152. Similarly, although Holdings and its subsidiaries file consolidated tax returns, that, too, is extremely common and would not be solely determinative of the corporate veil issue.

         As a matter of corporate financial structure, Reynolds relies upon RJR Nabisco for its short and long term financing needs. RJR Nabisco maintains a three-year $2.146 billion revolving credit facility, of which no borrowings were outstanding as of the end of 1998, and a 364-day $212 million credit facility (also fully available), primarily to support commercial paper issuances. 1997 Form 10-K at F-15. Certain terms of these facilities were amended to enable them to be used to "streamline" the operations of the tobacco business. Id. Thus, while Reynolds relies at least in part upon RJR Nabisco for its financing needs, these facts do not support an argument that Reynolds is "grossly undercapitalized," as evidenced by Reynolds lack of need to use the facilities. Interestingly, Nabisco, Inc., through its direct parent Nabisco, secured its own credit facilities and issued debentures for financing purposes.

         With respect to the daily operations of Reynolds, one reported court decision from 1989, arising in the context of a motion to disqualify a law firm which represented both Reynolds and a company suing RJR Nabisco, found that those companies had separate corporate organization and facilities, although the tobacco litigation against Reynolds was supervised by the General Counsel and Deputy General Counsel of RJR Nabisco. Hartford Accident & Indemnity Co. v. RJR Nabisco, Inc., 721 F. Supp. 534, 536 (S.D.N.Y. 1989). The court also found that the legal bills with respect to such litigation were paid by Reynolds. Id. In concluding that Reynolds and RJR Nabisco were not separate entities "for [legal] representation purposes," the court held that "[c]ertain aspects of their separate corporate formalities notwithstanding, the parent attached considerable importance to the product liability litigation against its subsidiary and, accordingly, supervised the subsidiary's litigation." Id. at 540. Thus, although not decided on the corporate veil/alter ego issue, at least one court has found (albeit ten years ago) that there is a connection--at least with respect to tobacco litigation-- between the operations of Reynolds and Holdings.

         Certain other facts may be relevant to the alter ego analysis, although somewhat anecdotal. Perhaps most interesting is Holdings' seemingly implicit acknowledgment that the contemplated spinoff could result in fraudulent transfer liability to RJR Nabisco and Holdings as a result of the tobacco litigation. See "DLJ Says Sale a Possible Alternative," Dow Jones News Service, October 28, 1996; see also "RJR CEO Goldstone Predicts Improvement By 1996 Second Half," The Wall Street Journal, December 20, 1995 ("Mr. Goldstone ... insisted that the Nabisco spinoff is an 'important strategic priority' but said an 'unprecedented level' of tobacco litigation is standing in the way"). The statements are somewhat disconcerting notwithstanding that they were made in the context of a proxy fight for control of Holdings' board.

         Second, Holdings disclosed in its 1997 Form 10-K that it and RJR Nabisco are being named as defendants in tobacco litigation "with increasing frequency." 1997 Form 10-K at 3. The reported decisions reflecting litigation against Holdings and RJR Nabisco indicate that they, and the parent corporations of the other cigarette manufacturers, have largely been successful in obtaining dismissals of the claims against them. The dismissals have apparently not been issued on the merits, but based upon plaintiffs' conclusory allegations of "control and domination" which have been held to be insufficient, absent some factual basis, to support claims against the parents. See, e.g., DaSilva v. American Tobacco Co., 667 N.Y.S.2d 653 (Sup. Ct.
N.Y. Co. 1997); Portnoy v. American Tobacco Co., 1997 WL 638800 (Sup.
Ct. N.Y. Co. 1997); Dymits v. American Brands, Inc., 1996 WL 751111 (N.D.
Cal. 1996). Should Reynolds become insolvent, it is likely that plaintiffs would step up their attack on the parent corporations and attempt to develop the facts necessary to advance past the pleading stage to discovery and ultimately a trial on the merits of an alter ego claim.

         Taking all of the above into account, it does not appear likely that a court would conclude that Holdings and RJR Nabisco are alter egos of Reynolds such that Reynolds' corporate veil should be pierced. The requisite dominance appears to be absent, as it was in Ventron. Like the Ventron case, there is some evidence of corporate control (here, RJR Nabisco's supervision of the tobacco litigation, for example, and its obtaining credit for Reynolds' benefit) but that control would not appear to rise to the level of domination necessary to pierce the corporate veil.

         Moreover, there does not appear to be the "fraud or injustice" inherent in the corporate structure as required by Ventron to pierce the veil. It is conceivable that a court could, in the face of Reynolds insolvency, view as an "injustice" the absence of a viable defendant from whom an injured tobacco consumer could seek recovery. Such an interpretation, however possible, seems inappropriate without a concurrent judicial finding that the corporate structure was designed for the purpose of fraud or injustice, such as to avoid liability to tobacco claimants, a finding that is not supported on these facts.

Indeed, Reynolds and Nabisco have always been separate corporate subsidiaries; the tobacco and food operations have always been structured as independent companies.184
--------
184 It is also theoretically possible (but even less likely) that a creditor of Reynolds could pierce the corporate veil in order to reach the assets of Nabisco. See Central Nat'l Bank v. Bowen Transports, Inc., 551 F.2d 171, 179 (7th Cir. 1977) ("The separate corporateness of affiliated corporations owned by the same parent may be equally disregarded under the proper circumstances"). However, applying the standards set forth above, we have uncovered no facts which would support such a drastic remedy. Holdings has publicly disclosed that it believes the chances "remote" that a creditor of Reynolds could attach the assets of Nabisco in order to satisfy Reynolds' liabilities, "based on a factual analysis of the corporate structures of Nabisco, Reynolds, RJR Nabisco Holdings and Holdings conducted by Holdings and application of the general principles of law under which a corporation is ordinarily not responsible for obligations of a sister corporation." Prospectus for sale of 45,000,000 shares of Holdings Corp. Class A Common Stock, dated January 19, 1995, at 12-13. Thus, even if Holdings or RJR Nabisco were to be saddled with liability related to Reynolds, it would still be unlikely that such liability would extend to Nabisco.

                                   POLITICAL
                                 CONSIDERATIONS

X.       POLITICAL CONSIDERATIONS

         One final point which is relevant for discussion deals with the politics of settlements.

         The state governments, now that they have a settlement, and the tobacco companies, share a common interest in preserving the financial viability of the industry. Only if the tobacco companies survive can they continue to pay the billions of dollars promised to the states.

         There are other stakeholders besides the state governments with a vested interest in the tobacco industry's continued viability:

                  a. smokers, who want the continuing supply of a product of highquality and affordable price;
                  b. retail establishments that sell tobacco products, including many which derive 40% or more of their profits from such products;
                  c. tobacco farmers, who are already suffering from a decline in demand for their crops;
                  d. law enforcement officials, who fear there will be massive new demands on them to control a black market in tobacco products;
                  e. protectors of the federal treasury, who stand to lose a significant portion of federal excise tax revenues on tobacco products which currently generates billions annually; and
                  f. some health organizations which want tobacco companies to finance anti-smoking and cessation programs.

The Honorable Gale A. Norton, Attorney General of the State of Colorado, described both the logic and the need for the settlement in her testimony before the House Commerce Committee on November 13, 1997. Attorney General Norton described the problems with the three possible scenarios that could occur in the absence of a settlement:

                  (1) Courts continue to rule in favor of the tobacco companies. [Norton: "...if the past is the best predictor of the future, this is the most likely outcome"];
                  (2) Lawsuits are "fabulously successful" [Norton: "The existing companies are driven into the ground. They pay huge judgments, then declare bankruptcy. New companies start up. Foreign imports (legal or illegal) fill the void. The claims of outrageously improper conduct are now gone. The devastating internal corporate memoranda are now worthless. There is no corporate entity left to foot the bill for even the most compelling individual claim."]; or
                  (3) Litigation results provide a "mixed bag" of winners and losers. [Norton: "This...scenario will waste tremendous time and money in litigation costs...a chaotic situation with unpredictable results."].185

         Wall Street, applying its own hard-nosed analysis of the situation, has accepted this reality. Therefore, several Wall Street firms are encouraging state and local governments to use their share of revenues from the settlement to secure "tobacco bonds" which could be used for general funding purposes.

         The major parties to the tobacco litigation have an interest in protecting the revenue stream and that fact, more than any other factor, will assure the continued viability of the tobacco industry, whatever the total costs to society of tobacco-related illness or the ultimate outcome of the various types of cases that have been brought against the industry.
--------
185 Hearing before the Committee on Commerce, House of Representatives, Serial No. 105-56, at 60 (November 13, 1997).

                                  CONCLUSIONS

XI.      CONCLUSIONS

         1. Regardless of how the tobacco litigation unfolds, the Tobacco Plaintiffs have no basis under current fraudulent conveyance and transfer law to reach the assets of Holdings or RJR Nabisco to satisfy Reynolds' contingent tobacco liabilities. The Tobacco Plaintiffs have not offered any evidence that would provide a court with a basis for imposing tobacco liabilities on Holdings or piercing the corporate veil between Reynolds and Holdings. Because the Tobacco Plaintiffs cannot reach the Nabisco stock even if it remains with Holdings, they have no basis to challenge the spinoff.

         2. The Tobacco Plaintiffs have no legitimate grounds for asserting that Holdings would be rendered insolvent by the spinoff of Nabisco. With an estimated $6.1 billion in net worth and $2.3 billion historically in EBITDA, there is no basis except worst case scenario speculation for concluding that tobacco liabilities will exceed Holdings' ability to pay its obligations in the ordinary course of business, including potential tort liabilities, in the event of a spinoff. The law, however, does not permit insolvency to be determined on a worst case scenario approach. The Nabisco spinoff has a legitimate business purpose and the Tobacco Plaintiffs will be unable to satisfy the irreparable harm requirements for a preliminary injunction, or the substantive requirements for a fraudulent transfer.

         3. Contrary to the incumbent Board's assertion, the tobacco industry's potential litigation liabilities--including the most conservative assessment--do not warrant postponing the spinoff. The laws against fraudulent conveyances and fraudulent transfers pose no legal impediment to the proposed spinoff of Nabisco.